12025942

FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 10, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Rapport Technique et Recommandations – Campagne d'exploration 2011 – Projet Nichicun, Québec – Mines Virginia Inc. – May 2012

Prepared by: Isabelle Roy, B.Sc., P.Geo., and Jean-François Boivin, Jr. Eng-Geologist – Virginia Mines Inc.

8 paper copies

ITEM 1 : PAGE TITRE

Rapport Technique et Recommandations
Campagne d'exploration 2011
Projet Nichicun

MINES VIRGINIA Inc.
Mai 2012

Préparé par:

Isabelle Roy, B.Sc., Géo
Géologue de Projet
Mines Virginia Inc.

Jean-Francois Boivin
Ingénieur Géologue junior
Mines Virginia Inc.

ITEM 2: TABLE DES MATIÈRES

LISTES DES TABLEAUX

LISTE DES FIGURES

LISTE DES ANNEXES

ITEM 3: RÉSUMÉ

Suite à des travaux de prospection réalisés de 2007 à 2010, Mines Virginia a mis au jour sur la propriété Nichicun plusieurs indices aurifères regroupés en deux zones. La première série est associée à des roches sédimentaires clastiques (Indice Portageur).Les valeurs obtenues en 2010 faisaient état de 1.17 g/t Au sur 6,0 m. La deuxième série correspond à l'indice Petitpas. Les minéralisations sont de minces bandes sulfurées riches en grenat à l'intérieur de roches volcaniques intermédiaires intensément déformées et altérées.

Suite à ces travaux, Mines Virginia a réalisé à l'hiver 2011 un levé héliporté magnétique de haute définition de 1091 km linéaires et un levé de polarisation provoquée de 52 km.

A l'été 2011, une campagne de décapage mécanique et de cartographie et prospection a permis de préciser les zones d'intérêts sur la propriété. La zone Portageur présente une série d'affleurement contenant des minéralisations aurifères sur un tronçon de plus de 700m de longueur et associées à des unités sédimentaires. La meilleur valeur en rainure est de 2,48 g/t Au sur 6 m. La mise au jour d'un indice de wacke minéralisé en or à environ 2 km au sud-est de l'indice principal soulève l'hypothèse d'une continuité de l'horizon favorable ou du moins de l'existence d'autre minéralisation du même genre ailleurs sur la propriété.

Le secteur Petitpas compte quelques indices aurifères associés à l'intérieur d'un couloir de 400 m de longueur caractérisé par une intense déformation et altération. La meilleure valeur correspond à une veine de quartz contenant de l'or visible qui a donné 52,87 g/t Au sur 2 m.

Des forages seront nécessaires afin de poursuivre l'évaluation des zones minéralisées Portageur et Petitpas. Une campagne de 2000 m est proposée pour 2012.

SUMMARY ABSTRACT

From 2007 to 2010, Virginia Mines discovered multiple gold bearing showings on its Nichicun property. They are concentrated in two zones. The Portageur zone contains several outcrops of mineralized clastic meta-sediments. In 2010, best result was 1.17 g/t Au over 6 m. The second group of showings is the Petitpas zone. Mineralized zones are essentially decimetric bands of metasomatic rock mineralized with sulphide in very altered and deformed andesite.

During winter 2011, Virginia Mines realized a high definition airborne magnetic survey, line cutting and an IP survey. During summer 2011, follow-up included mapping, prospecting and mechanical trenching.

Portageur zone contains gold showings in conglomerates and arenites along a corridor of 700 meter long. Best channel value is 2.48 g/t Au over 6m and a new showing at the extreme east (Portageur East) returned 1.22 g/t Au over 8 m including 3.44 g/t Au over 2 m.The discovery of a mineralized outcrop of wacke two kilometers to the south-east of the main showing indicates a potential to discover new mineralized zone of the same type elsewhere on the property.

The Petitpas zone includes several gold showings in andesite and basaltic rock intensely altered and deformed in a 400 m long and 80 m wide corridor. Best channel value is from a quartz vein with visible gold: 52,87 g/t Au over 2 m.

A diamond drilling campaign will be necessary to evaluate Portageur and Petitpas showings. A 2000 m campaing is proposed for 2012.

ITEM 4: INTRODUCTION

Les campagnes antérieures avaient mis au jour les indices aurifères Petitpas et Portageur. À l'hiver 2011, Mines Virginia a mandaté l'équipe de GDS afin de réaliser un levé magnétique de haute définition. Une coupe de lignes de 66 km a été réalisée par GL Géoservices. Un levé de polarisation provoquée totalisant 52 km a été réalisé par Géosig.

Ce rapport présente les résultats de la campagne de prospection réalisée à l'été et à l'automne 2011 par l'équipe de Mines Virginia. qui comprenait de la prospection de base, cartographie et tranchées mécaniques (48) et échantillonnage en rainures. Il a été rédigé selon les standards 43-101F tel que requis par la norme 43-101.

ITEM 5: RECOURS À D'AUTRES SPÉCIALISTES

L'auteur Isabelle Roy, B.Sc en géologie et géologue de projet chez Mines Virginia, a supervisé les travaux de terrain conduit par l'équipe de Mines Virginia sur la propriété Nichicun.

ITEM 6: DESCRIPTION ET EMPLACEMENT DU TERRAIN

La propriété Nichicun est située dans le centre de la province du Québec au Nord-Ouest des Monts Otish. (Figure 1). Elle chevauche les feuillets SNRC 33H01, 33H08, 33H09 et 23E04 et se divise en deux blocs principaux. Le bloc Nord où se concentre les travaux de 2011 se situe à 54 kilomètres au SE de la pourvoirie Mirage et à 100 kilomètres au ESE de l'aéroport de LG-4 (Figure 2). Elle n'est accessible que par voie aérienne seulement. Les travaux sur la propriété ont été réalisés à partir du campement Noëlla situé à 15 kilomètres au NE.

Le point central du bloc nord correspond aux coordonnées suivantes :

Latitude: 54,00° Nord
Longitude: -59,47° Ouest
SNRC: 33H01, 33h08, 33h09 et 23E4
UTM zone: 18 (nad83)
NTS: 690730 mE
5 931720 mN

La propriété Nichicun est détenue à 100% par Mines Virginia. Elle compte 410 cellules désignées sur carte pour un total de 20 641 ha.(claims) Les travaux se sont concentrés sur le bloc nord. (Figure 3). La liste des titres miniers sont disponibles à l'annexe 1. Une zone interdite à l'exploration de 2,38 km^2 est présente sur la propriété (futur réservoir LG-7, Hydro-Québec).

ITEM 7: ACCESSIBILITÉ, CLIMAT, RESSOURCES LOCALES, INFRASTRUCTURES, GÉOGRAPHIE PHYSIQUE.

La propriété est accessible par hydravion ou par hélicoptère à partir de la pourvoirie Mirage. La région est caractérisée par un relief assez plat avec quelques collines arrondies. La taïga caractérise la végétation dans ce secteur. Aucune infrastructure n'est présente dans le secteur mis à part le campement d'exploration Noëlla, situé à environ 15 kilomètres au Nord-Est.

ITEM 8: HISTORIQUE

Le tableau 1 résume les travaux d'exploration effectués dans le secteur de la propriété Nichicun.

Tableau 1: Sommaire des travaux d'exploration, feuillets SNRC 23D et 33H

Commission Géologique du Canada (1959)
Cartographie de Reconnaissance à l'échelle 1: 253 440 (Duffel and Roach, 1959).
Ressources Sirios – Projet Escale (1995-2009)
-Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur la propriété Escale.
Commission Géologique du Canada (1966)
- Cartographie de Reconnaissance à l'échelle 1: 1 000 000 (Eade, 1966).
Ministère des Ressources Naturelles du Québec (1997)
-Travaux de cartographie géologique de la région du lac Thier (feuillet 33H09)
Ministère des Ressources Naturelles du Québec (1999)
-Travaux de cartographie géologique de la région du lac Nitchequon (feuillet 23E)
Mines d'Or Virginia Inc. - Cambior JV (1998-2001)
Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur les permis d'exploration 1422, 1451 et 1421 (Noella) et dans les environs.
Mines d'Or Virginia Inc. – Projet Noella (2002-2009)

-Différents travaux de terrain incluant de la prospection, de la cartographie, des levés géophysiques et du forage sur les permis d'exploration 1422, 1451 and 1421 (Noella) et dans les environs.

Mines Virginia Inc (2007-2009)

- Prospection dans le secteur de la propriété Nichicun (Grenier et al, 2008) et levé de tills et prospection en 2009 (Savard, 2010).

Mines Virginia Inc (2010-2011)

-Prospection sur la propriété Nichicun et dans les environs (Roy, 2011). Réalisation d'un levé magnétique héliporté à haute définition de 1091 km linéaires (St-Hilaire, C) et d'un levé de polarisation provoquée de52 km (Schimalanga, 2011.)

ITEM 9: CONTEXTE GÉOLOGIQUE

9.1 Géologie régionale

Les descriptions sur la géologie régionale qui suivent proviennent essentiellement du rapport de Labbé et al. (1998). Les roches se retrouvant sur la propriété Nichicun font partie de la province du Supérieur, plus particulièrement de la sous-province de La Grande. Les roches volcanosédimentaires archéennes de la région sont attribuées au Groupe de Duhesme constitué de trois formations : la Formation d'Escale, la Formation de Dalmas et la Formation de Thor. Ces dernières sont recoupées par des masses granodioritiques, dioritiques et tonalitiques ainsi que par des monzodiorites et des monzonites porphyriques (Figure 4).

La Formation d'Escale se compose de roches volcaniques mafiques à felsiques et affleure dans la partie centrale de la propriété Nichicun. La bande de roche volcanique s'amincit vers l'ouest mais est observée sur plusieurs kilomètres. L'indice Petit-Pas, se situe à l'intérieur de cette dernière. La zone minéralisée consiste en des niveaux submétriques de zones métasomatisées à grenat faiblement minéralisées en pyrrhotite, pyrite, arsénopyrite et or visible et qui semblent associées au contact entre des andésites et basaltes

La géologie de l'est de la propriété est dominée la présence d'unités sédimentaires des Formation de Dalmas et Thor. La formation de Dalmas est surtout constituée de métawackes et représente la principale lithologie du secteur. Toutefois, quelques horizons de formations de fer oxydées sont présents à l'intérieur de la formation ainsi que des niveaux de roches ultramafiques. La Formation de Thor est représentée par des conglomérats principalement polygéniques et des arénites massives qui affleurent à l'est de la formation d'Escale. Toutes ces roches sont, à différentes échelles, recoupées par des injections pegmatitiques (Pegmatite de Tilly) (Labbé et al, 1998).

L'encaissant de la zone minéralisée de l'indice Portageur est interprété à l'intérieur d'unités sédimentaires (Formation de Thor?). La forte déformation et l'intense altération rendent hasardeuse l'identification des protolithes par endroit. Cependant, certaines tranchées manuelles montrent des conglomérats polygéniques minéralisés sur l'indice même et sur quelques affleurements à proximité.

Les unités volcanosédimentaires de la régions étudiée sont généralement très déformées. Les roches de la région présentent des schistosités dont la direction générale est relativement régulière à N080 avec des pendages abrupts. Toutefois, dans la portion est de la propriété, la schistosité principale tend à devenir NE à N-S.

La région de la propriété Nichicun Nord présente des formes de terrain glaciaires bien définies incluant des drumlins, des buttes à traînées de débris, des rogens et un système d'esker associé au dernier écoulement glaciaire vers 230°-250° (Prest *et al.* 1967). La couverture meuble est dominée par les tills (Fulton 1995), facilitant l'application du traçage d'indicateurs dans les sédiments glaciaires.

ITEM 10: TYPES DE GITES MINÉRAUX

Ne s'applique pas à ce rapport.

ITEM 11: MINÉRALISATION

Durant la phase de prospection, plusieurs affleurements et blocs altérés et /ou minéralisés ont été recueillis. Plusieurs échantillons ont retourné des valeurs significatives en or. Cependant, on peut difficilement les apparenter à un type de gisement connu pour l'instant. Les résultats de ces travaux incluant le détail des minéralisations rencontrées sont présentés dans la section suivante.

ITEM 12: TRAVAUX D'EXPLORATION

Les travaux d'exploration ont été réalisés par une équipe de Mines Virginia entre le 29 mai et le 15 octobre 2011. Outre l'auteur, l'équipe était composée de Jérôme Lavoie, Jean-Francois Boivin, Pascal Simard ingénieurs, Louis Grenier et Josée-Anne Lévesque, géologues. L'équipe incluait également Eva Roy-Vigneault, David De Champlain et Paul-Émile Poirier techniciens, Rose-Anne Bouchard, Antoine Fecteau, Simon Hébert, Jeanne Lavoie Deraspe, Valérie Lessard et Mathieu Leblanc-Bolduc, étudiants. Catherine Provost, Catherine Tétreault et Marie-Pier Savard ont assuré le bon fonctionnement de la cuisine. L'équipe était assistée également de trois membres de la communauté de Mistissini soit Jonathan Matoush, Morley and Sidney Rabbitskin.

L'équipe était logée au campement Noëlla à environ 20 km au NE de la propriété Nichicun. Le transport de l'équipe s'est fait de façon journalière à l'aide d'un hélicoptère Astar BA de la compagnie Héli-Inter. L'excavatrice a été opérée par des opérateurs de la compagnie Felco de St-Félicien. La mobilisation de la pourvoirie Mirage s'est faite via les airs à l'aide d'un hélicoptère Astar-B3 de la compagnie Peak Aviation. Le ravitaillement était assuré par Air Roberval avec un turbo-Otter basé à la pourvoirie Mirage.

12.1 Prospection

Les travaux de prospection et de cartographie ont été concentrés sur le réseau de lignes coupée dans portion NE de la propriété Au cours des travaux, 491 affleurements et 150 blocs erratiques d'intérêt ont été localisés à l'aide de GPS et ont fait l'objet d'une description. Quatre cent seize (416) échantillons de roches ont été prélevés. La localisation des affleurements, blocs et échantillons sont disponibles sur les figures 8 à 11. Les résultats d'analyses des échantillons choisis sont disponibles au tableau 2.

12.1.1 Grille

La grille de lignes mise en place à l'hiver 2011 a été prospectée et cartographiée à l'échelle 1 :5000. La majorité des minéralisations mises au jour en 2011 sont concentrées dans les unités sédimentaires dans le secteur Portageur.

Secteur Portageur :

Dans le secteur des lignes 31E et 32E, des arénites et wackes riches en arsénopyrite ont retourné des valeurs de 1,22 à 4,9 g/t Au. Les échantillons 233603 et 233604 proviennent d'un affleurement d'arénite très semblable à celle rencontrée dans la tranchée NC2010TR-001 (indice Portageur). Le premier correspond à une arénite contenant jusqu'à 5% d'arsénopyrite en baguette disséminée. Le deuxième correspond à une veine de quartz à arsénopyrite injectée dans l'arénite. Les échantillons 233624 et 233625 proviennent d'un affleurement de wacke (ou arénite) très riche en biotite et grenat et contenant jusqu'à 8% arsénopyrite. Il constitue l'indice Portageur Est et a fait l'objet d'un décapage (NC2011TR-035). Cette dernière valeur (éch : 233625) constitue le nouvel indice Portageur Est. Cette région a fait l'objet de quelques décapages. Un supplément d'information est donc disponible dans la section des décapages, à la tranchée NC2011TR-035 à 038.

Un wacke faiblement minéralisé en arsénopyrite a donné une valeur de 0,92 g/t Au à environ 40 m au sud de la tranchée NC2010TR-001. Pour de plus amples information, veuillez-vous référer à la description de la tranchée NC2011-TR-033 dans la section des décapage.

Dans le secteur de la L28E, un affleurement de conglomérat a donné des valeurs de 1,36 et 0,64 g/t Au à 40m au NE de la tranchée NC2010TR-010 (éch. 235151 et 235152). Ce secteur n'a pas été investigué avec la pelle mécanique puisque l'affleurement se situe dans un flanc de montagne très escarpé. Avec cet affleurement, on observe le conglomérat minéralisé sur environ 150m latéralement.

Secteur Petitpas :

Une zone rouillée décimétrique riche en grenat a donné une valeur de 3,23 g/t Au. Cette zone minéralisée est très similaire à celle observée sur les tranchées NC2010TR-006, 007 et 009. Elle a d'ailleurs fait l'objet de décapage. Un supplément d'information est disponible dans la description de la tranchée NC2011TR-028 dans la section décapage.

Près de la ligne de base vers 17E, un bloc erratique de sédiments silicifiés à altération calcosilicatée contenant à 1% pyrrhotite a donné une valeur de 4,19 g/t Au (éch. 235156). Trois anomalies PP ont été testées par décapage en amont glaciaire mais la source de ce bloc demeure inexpliquée à ce jour.

Secteur LG-7

Sur la ligne L34E, un affleurement de roche très altérée (M15) à amphibole-biotite et grenat et contenant 5% arsénopyrite et 1% de pyrrhotite a donné une valeur de 1,24 g/t Au (éch : 233665)

Un affleurement de formation de fer oxydée à 5% pyrrhotite a donné une valeur anomale de 0,83 g/t Au (éch 233975).

12.1.2 Hors grille

Un affleurement de wacke faiblement minéralisé en sulfure (pyrrhotite-pyrite et arsénopyrite) a donné une valeur de 1,34 g/t Au (éch : 233889). Cet affleurement devra faire l'objet d'un suivi par décapage. Le secteur est peu affleurant. Cependant, en accord avec le levé magnétique HD , il soulève l'hypothèse d'un plissement possible de la zone Portageur vers le sud et vers le sud-est.

Tableau 2. Résultats d'analyses d'échantillons en affleurements et blocs, projet Nichicun

Echan	Type	No affleur.	Description	Au ppm	Ag ppm	As ppm	Cu ppm	Zn ppm
Secteur Portageur								
233603	Affleurement	NC2011VL-003	Arénite à baguette de AS très similaire a minéralisation de NC2010-TR-001, dans l'extension NE de la zone Portageur, fera l'objet de décapage si l'accès le permet	1,22	0,3	>10000	51	95
233604	Affleurement	NC2011VL-003	Veine de Quartz dm à AS dans arénite, L31E dans l'extension NE de la zone Portageur	1,81	0,2	1820	15	84
233624	Affleurement	NC2011VL-041	Arénite rouillée minéralisée en As, L32E, dans l'extension NE de la zone Portageur	2,41	0,3	>10000	76	44
233625	Affleurement	NC2011VL-042	Arénite rouillée minéralisée en As, L32E,zone Portageur Est	4,9	1,9	4220	297	19
256180	Affleurement	NC2011PS-017	Wacke faiblement minéralisé AS	0,924	0,4	5350	75	73
235151	Affleurement	NC2011JL-001	Conglomérat minéralisé en As, L28E, dans l'extension de la zone Portageur	1,36	0,2	2490	56	91
235152	Affleurement	NC2011JL-001	Conglomérat minéralisé en As, L28E, dans l'extension de la zone Portageur	0,683	<0,2	2410	51	88
256167	Affleurement	NC2011PS-016	Basalte faiblement minéralisé en PO et AS	0,816	<0,2	3040	320	75
Secteur Petit-Pas								
233759	Affleurement	NC2011JLD-017	Zone d'altération à AM-QZ-GR et 1% PO	3,23	0,2	52	127	44
204951	Tranchée	NC2011TR-030	Sulfures massifs à 80%PO, 2%CP et traces AS					
235156	Bloc Erratique	NC2011JL-007	Bloc arénitique a altération calcosilicatée et siliceuse a 1% PO	4,19	1,9	13	14	8
Secteur LG7								
233665	Affleurement	NC2011RB-022	Roche altérée (M15?) à amphibole, biotite, grenat et à 5% AS et 1% PY	1,24	0,3	>10000	394	88
233975	Affleurement	NC2011JFB-034	Formation de fer oxydée à 5% PO	0,826	<0,2	41	36	3
Régional								
233889	Affleurement	NC2011DDC-043	Wacke faiblement minéralisé PY-PO et AS	1,36	0,9	2140	193	96

12.2 Décapages mécaniques

La campagne de décapage a été réalisée à l'aide d'une pelle Kubota KX121 qui a été transportée en pièces détachées sur la propriété par un hélicoptère B3 de la compagnie Peak Aviation. Quarante-huit (48) tranchées ont été réalisées. Les cibles étaient essentiellement des indices déjà connus (Savard, 2010 et Roy, 2011) ou des anomalies géophysiques obtenues lors du levé de polarisation provoquée de l'hiver 2011.

Tableau 3.Valeurs en rainures, projet Nichicun

Tranchée	Intersection
Secteur Portageur	
NC2010TR-001	2011: 2,48 g/t Au sur 6,0m
NC2010TR-003	2011: 0,48 g/t Au sur 1,0m et 2010: 1,17 g/t Au sur 6,0m
NC2011TR-012	0,92 g/t Au sur 1,0m
NC2011TR-013	0,39 g/t Au sur 1,0m
NC2011TR-015	1,15 g/t Au sur 1,0m et 1,48 g/t Au sur 1,0m
NC2011TR-033	1,32 g/t Au sur 1,0m et 0,69 g/t Au sur 1,0m
Portageur Est	
NC2011TR-035	1,22 g/t Au sur 8,0m dont 3,44 g/t Au sur 2,0m
NC2011TR-037	0,73 g/t Au sur 1,0m
NC2011TR-038	0,45 g/t Au sur 5,0m
NC2011TR-039	1,47 g/t Au sur 2,0m
Secteur Petits-Pas	
NC2010TR-006	2011: 0,6 g/t Au sur 1,0m et 2010: 1,75 g/t Au/,0m et 2,32 g/t Au sur 3,0m
NC2010TR-007	2011: 1,2 g/t Au sur 2,0m et 2010: 52,87 g/t Au sur 2,0m
NC2011TR-028	2,04 g/t Au sur 2,0m, 4,36 g/t Au sur 1,0m et 1,14 g/t Au sur 1,0m
NC2011TR-029	0,71 g/t Au sur 1,0m
NC2011TR-030	0,39 g/t Au sur 1,25m

12.2.1 Secteur Portageur

Les tranchées NC2010TR-001 et TR-003 constituent l'indice Portageur. Elles étaient au départ de petites tranchées manuelles qui ont été réalisées à l'été 2010 et agrandies à l'aide d'une excavatrice à l'été 2011.

Tranchée NC2010TR-001 (Figure 12)

La tranchée expose des unités de sédiments clastiques composés essentiellement de wacke, arénite et conglomérat. La zone minéralisée est observée sur environ 6 mètres en décapage. Elle est située dans l'unité arénitique et près du contact avec les conglomérats. Elle se compose principalement d'arsénopyrite en fine baguette (5%). On l'observe également associée en stringers avec la pyrite et à des veinules de QZ-PG-BO parallèles à la schistosité principale. L'arénite contient jsuqu'a`10% de séricite disséminée et jusqu'à 25% d'amphibole (trémolite?). On observe également 10% de biotite rougeâtre (foxy biotite?).

La minéralisation est également observée dans les conglomérats et correspond à 1% arsénopyrite disséminée dans la schistosité principale. On l'observe également en traces à 4% avec la pyrite, en association à des amas felsiques (veines de QZ-FP déformées?).

L'ensemble est peu déformé. On peut d'ailleurs observer des reliques de litage primaire et des structures entrecroisées (photo 1). Le pendage des strates est faible (35° vers le SE). L'observation de litage entrecroisé indique une polarité vers le sud-est.

Le rainurage effectué en 2011 a donné 2,48 g/t Au sur 6,0 m. En raison de la topographie en escalier et le faible pendage, on évalue l'épaisseur réelle de la zone minéralisée à 3 m. Dans ces conditions, seul un forage pourra nous renseigner sur l'épaisseur réelle de la zone.

Tranchée NC2010TR-003 (Figure 13)

La tranchée expose dans sa moitié sud (décapée en 2010) un conglomérat minéralisé et son contact supérieur avec une unité fortement métasomatisée riche en biotite rougeâtre , albite et un minéral verdâtre qu'on soupçonne être une amphibole. Le protolithe est difficilement identifiable. Quoique cette unité soit généralement de faible épaisseur (<2m), sa texture caractéristique (whisps) en fait cependant un horizon marqueur facile à suivre.

La zone minéralisée est encore constituée essentiellement d'arsénopyrite (avec des quantités mineures de pyrite et pyrrhotite) à l'intérieur de conglomérats polygéniques et arénite. Elle se présente en fines aiguilles dans la foliation tant dans la matrice que les fragments mais également en amas grossiers dans les épontes de veines de quartz décimétriques. On observe une forte altération en silice (en veine ou pervasive) ainsi qu'une forte altération potassique pervasive mise en évidence par des concentrations élevées en biotite rougeâtre (foxy biotite?). On observe des quantités moindres de séricite. L'extension vers le NO expose le conglomérat sur environ 3 mètres de plus. L'unité compte jusqu'à 10% biotite rouge (foxy biotite) et 10% hornblende. On observe jusqu'à 1% arsénopyrite disséminée ou en éponte dans des veines de QZ.

L'échantillonnage additionnel de 2011 n'a pas donné de résultats probants mais dénote le caractère anomal en or du conglomérat et du wacke sous-jacent avec des intersections fortement anomales en or (0,16 g/t Au sur 4m et 0,38 g/t Au sur 4m). . La meilleure valeur en rainure demeure l'intersection de 1,17 g/t Au sur 6 m obtenue en 2010. Encore ici, en raison du faible pendage des strates et des affleurements en escalier, l'épaisseur réelle de la zone est probablement inférieure à 4 m. Un forage sera le seul moyen d'évaluer correctement l'épaisseur réelle.

Tranchée NC2011TR-012 (Figure 16)

La tranchée NC2011TR-012 vise une anomalie PP moyenne située à environ 130 m au NE de la tranchée NC2010-TR-003. Les travaux 2010 avaient également données plusieurs valeurs aurifères (affleurements et blocs sub en place) avec des valeurs jusqu'à 8,88 g Au (Roy, 2011).

L'anomalie étant située près d'un flanc très escarpé, il n'a pas été possible d'aller très loin vers le NO. La principale lithologie rencontrée est un basalte (?) fortement altéré en biotite et riche en grenat (jusqu'à 40% de porphyroblastes) (photo 2). Il contient des injections à feldspaths-carbonates-diopside-grenat et des veines de quartz. On observe peu de minéralisation et on n'explique pas la source de l'anomalie PP. Cependant, en raison du faible pendage des strates, il n'est pas impossible que l'anomalie PP soit située un plus en profondeur et ne puisse être mis au jour avec la pelle. Nous supposons donc que l'anomalie PP n'a pas été intersectée ni l'horizon dont provient les échantillons anomaux de 2010.

La meilleure valeur fait état de 0,92 g/t Au sur 1 m dans une zone fortement métasomatisée (M15) à 10% chlorite, biotite et injections de quartz-grenat-chlorite contenant de 2% PO et des traces de PY-CP parallèles à la schistosité principale.

Tranchée NC2011TR-013 (Figure 17)

Cette dernière visait une forte anomalie PP située à 70 m à l'ouest de la tranchée NC2010-TR-001 et qu'on suspectait d'être associée à la zone minéralisée Portageur.

Sur le terrain, on s'aperçoit que l'anomalie est située en bas du flanc contenant la zone Portageur et indique qu'elle se situe donc stratigraphiquement sous la zone minéralisée. Elle correspond à ce qui semble être une horizon de formation de fer silicatée à grunérite (?), quartz et contenant jusqu'à 8 % sulfures (pyrrhotite-pyrite) en veines et ruban. La formation de fer est encaissée dans une unité de wacke qui devient localement un schiste à biotite+séricite. Ce dernier peut contenir jusqu'à 5% de porphyroblastes de grenat. La meilleure valeur fait était de 0,39 g/t Au sur 1 m et correspond à un wacke contenant jusqu'à 10 % de biotite rouge (foxy-biotite?) et non minéralisé.

La schistosité principale est orientée NE avec un pendage de 30 à 35°. Une linéation minérale orientée N080 est également observée.

Tranchée NC2011TR-014 (Figure 18)

La tranchée vise une faible anomalie PP de 80 m de large à environ 160m à l'ouest de la tranchée NC2010TR-001.

La géologie rencontrée est un sédiment clastique (arénite à wacke) à traces de grenat et épidote contenant 1% de bandes centimétriques à séricite-chlorite .Ces sédiments contiennent de traces à 1% pyrite disséminée et en stringer millimétrique ou associée à des veines d'épidotes ou bandes altérées. Encore ici, en raison du faible pendage, il se pourrait que le décapage n'ait pas intersecté la source de l'anomalie PP. Aucune valeur aurifère n'a été obtenue.

Tranchée NC2011TR-015 (Figure 19)

La cible est une anomalie PP moyenne de 25 m de largeur en bordure d'un haut magnétique et à 225 m au sud-est de l'indice Portageur.

L'unité dominante est un basalte plus ou moins altéré à 10% chlorite et 15% grenat. Il est injecté de nombreuses veines de quartz millimétrique et de veine à feldspaths ±carbonates ± grenat± diopside. On observe également des wackes faiblement minéralisés en PY au contact avec un horizon métrique de formation de fer ou zone d'altération métasomatique à trémolite-anthophylite-grunérite-séricite et contenant jusqu'à 15% sulfures (pyrrhotine, pyrite et arsénopyrite) qui semblent être associés à des horizons ou veines de quartz démembrées. L'extrémité NO de la tranchée est très fracturée et semble affectée par une faille fragile de direction N330.

Une première valeur de 1,15 g/t Au sur 1 m a été obtenu dans un basalte contenant une injection à chlorite-grenat et 3% arsénopyrite. Cette dernière est à faible pendage et n'a qu'une épaisseur réelle d'environ 20 cm. La deuxième valeur a été obtenue dans les wackes au contact avec la formation de fer silicatée. On observe une veine de quartz démembrée à 15% pyrrhotite-2% pyrite et 3% arsénopyrite. Les analyses font état de 1,48 g/t Au sur 1 m. En raison de la topographie, l'échantillonnage s'est fait parallèlement au même horizon et pourrait bien correspondre encore ici, à une zone minéralisée de faible puissance (décimétrique).

Tranchée NC2011TR-016 (Figure 20)

La tranchée vise une anomalie PP à 370 m au SO de l'indice Portageur située dans un bas magnétique.

Deux lithologies sont présentes. Dans la portion sud-est, des basaltes (amphibolites) à 10% actinote et à traces de feldspath-K,-carbonates-grenat et à injections de quartz-tourmaline sont présents. L'autre lithologie présente est un paragneiss (wacke) à trace de grenat-feldspath-K contenant jusqu'à 20% chlorite et 10% séricite. L'unité est injectée de nombreuses veines millimétriques de plagioclase-chlorite±quartz pouvant donner un aspect bréchique. Elle contient 5% de yeux de plagioclase souvent altéré qui pourrait suggérer une volcanique felsique altérée. On observe jusqu'à 4% pyrite disséminée ou en stringers millimétriques. Aucune valeur n'a été obtenue à l'analyse.

Tranchée NC2011TR-017 (Figure 21)

La tranchée NC2011-TR-017 vise une anomalie PP à 600 m au NE de l'indice Portageur. Un affleurement rouillé de 2010 et conducteur au tapis de prospecteur a été décapé à la pelle pour tenter de recouper l'axe PP-36.

La géologie de la tranchée est dominée par une unité andésitique avec altération potassique (jusqu'à 20% BO) contenant des traces de pyrite et pyrrhotite en stringer et des traces d'arsénopyrite disséminée en baguette. Une unité fragmentaire d'environ 4 m interprétée comme un conglomérat polygénique (qui pourrait également localement être une unité volcanique tuffacée) est observée. L'unité contient de 1-5% pyrrhotite en stringers et disséminés dans la foliation. Une intense altération potassique et en chlorite est observée près du contact nord avec l'andésite. Aucune valeur d'intérêt n'a été obtenue à l'analyse

La schistosité principale est principalement NE et à faible pendage (moins de 40°). Une linéation d'étirement orientée N60 est également observée.

Tranchée NC2011TR-018 (Figure 22)

La tranchée visait une faible anomalie PP dans un secteur peu affleurant sur la ligne 32E.

La géologie principale est un basalte chloritisé à 5 % biotite. La faible anomalie PP pourrait s'expliquer par la présence de sulfure associé à des veines chloriteuses rouillées faiblement minéralisées en pyrrhotite. Une pegmatite injectée à faible pendage est observée sur la tranchée. Cinq échantillons choisis (grab) ont été prélevés et n'ont retourné aucune valeur d'intérêt.

Tranchée NC2011TR-019 (Figure 23)

La tranchée vise une anomalie pp associé à un haut magnétique plus au sud sur la ligne 32E.

La tranchée expose un basalte injecté de multiples veinules à épidote ±grenat ±plagioclase ±quartz±calcite. On observe localement des injections décimétriques rouillées à calcite-plagioclase -quartz-grenat à 5% pyrite. Ces injections à faible pendage peuvent expliquer une faible anomalie PP. On observe également 3% pyrrhotite avec des amas d'amphiboles-chlorite. On ne rapporte aucune valeur anomale.

La schistosité principale est orienté N070 avec de faible pendage mais se redresse à N330 sur le sud de l'affleurement.

Tranchée NC2011TR-020 (Figure 24)

La tranchée vise une forte anomalie PP très large (125m) et associée à un haut magnétique. Elle se situe sur la L32E dans un secteur non affleurant.

La tranchée expose des orthogneiss (basaltes et andésites) montrant des altérations complexes. On observe jusqu'à 12% biotite rosée (foxy-biotite?) disséminée ou en veines. On observe également des veines à quartz-feldspaths± carbonates-diopside , amphiboles-grenat, feldspaths-quartz-tourmaline, feldspaths-amphibole-chlorite-grenat-tourmaline etc. Tout le long de la tranchée, on observe des traces à 5% pyrrhotite, traces à 2% pyrite et traces de chalcopyrite, disséminés, en amas irréguliers ou en veinules. A l'extrémité sud de la tranchée, on observe un chert sulfuré riche en sulfure (jusqu'à 45% pyrrhotite avec des traces de pyrite). On ne rapporte aucune valeur anomale.

Tranchée NC2011TR-021 (Figure 25)

La tranchée vise une petite anomalie PP de faible dimension dans un secteur peu affleurant. Le décapage expose des wackes riches en biotite (jusqu'à 50%) contenant jusqu'à 10% amphibole. La roche est faiblement chloritisée, carbonatisée et localement séricitisée. On observe des traces de pyrrhotite et pyrite finement disséminée en amas irrégulier.

Tranchée NC2011TR-022 (Figure 26)

La tranchée vise une anomalie PP moyenne très étendue (110m) dans un secteur peu affleurant. Le décapage expose un basalte avec altération potassique (jusqu'à 20% biotite) et chlorite. On observe jusqu'à 5% grenat et 2% carbonates. Des traces de sulfures (pyrrhotite et pyrite) sont présents tout au long de l'unité. Ils se présentent en fin amas disséminés dans la schistosité.

La meilleure valeur fait état de 0,34 g/t Au sur 0,9 m. Elle correspond à un basalte chloritisé et carbonatisé avec 20% biotite. L'altération en carbonate est pervasive et la calcite se présente disséminée dans la matrice. On observe également des traces de pyrrhotite et pyrite en fin amas irréguliers.

Tranchée NC2011TR-023 (Figure 27)

La tranchée vise une anomalie faible d'une largeur d'environ 60 m dans un secteur peu affleurant.

La lithologie rencontrée est un basalte fortement altéré potassiquement (jusqu'à 45% biotite), carbonatisé et chloritisé. On observe de 1 à 2% pyrrhotite-pyrite disséminées ou en stringers dans la schistosité principale. Aucune valeur significative n'a été obtenue à l'analyse.

Tranchée NC2011TR-024 (Figure 28)

Cette tranchée vise une anomalie PP associée à un haut magnétique.

La géologie est dominée par un wacke faiblement chloritisé et injecté de nombreuse veines à plagioclase-biotite-grenat-chlorite-épidote et quartz-chlorite-pyrite. On observe localement des zones plus fortement altérées à biotite-chlorite et contenant jusqu'à 20% séricite. On observe également un niveau décimétrique de conglomérat monogénique. Le wacke et le conglomérat contiennent jusqu'à 3% de pyrite-pyrrhotite disséminée dans la schistosité principale et des traces d'arsénopyrite. Aucune valeur significative n'a été obtenue à l'analyse.

La schistosité principale est à N075 et subverticale. La tranchée est également affectée par une faille fragile orienté N335.

Tranchée NC2011TR-025 (Figure 29)

Cette tranchée vise la continuité de l'anomalie PP de la tranchée NC2011TR-024 au nord d'une dépression marécageuse.

Ici, la géologie correspond à une unité andésitique montrant une altération chloriteuse et carbonatisée. Elle montre également des zones d'altération (M15) caractérisées par une alternance de ruban à quartz et de ruban à amphibole-plagioclase-grenat-carbonate-chlorite. Le tout contient de traces à 3% pyrite disséminés ou en stringers dans la schistosité principale. Aucune valeur significative n'a été obtenue à l'analyse. La schistosité principale est orientée N070 avec un fort pendage (70 à sub vertical).

Tranchée NC2011TR-033 (Figure 37)

La tranchée se situe à environ 30 m au sud-ouest de la tranchée NC2010-TR-001. Elle vise à évaluer la zone Portageur latéralement. Un échantillon choisi de 2010 avait donné 2,69 g/t Au. La moitié nord-est se situe sur une anomalie PP faible à forte localement.

La tranchée expose l'assemblage sédimentaire hôte de l'indice Portageur soit des unités d'arénite (± conglomérat ?) bordées par des wackes. Deux zones minéralisées en arsénopyrite similaires à la tranchée NC2010-TR-001 ont donné des valeurs de 1,32 g/t Au sur 1 m et 0,69 g/t Au sur 1 m. La schistosité principale (ici semble être S0) est essentiellement N015 avec un faible pendage entre 15 et 40°. Une forte linéation minérale à N070 et plongée à 30° est également observée. Au sud de la tranchée, on observe un changement d'orientation de la schistosité principale à N070.

Tranchée NC2011TR-034 (Figure 38)

La tranchée se situe à environ 50m au sud-ouest de la tranchée NC2011-TR-033. Elle vise essentiellement à préciser l'image structurale de ce secteur où plusieurs affleurements montraient des directions de schistosité principale très variables. On suspectait un plissement ce qui pourrait expliquer l'absence des lithologies favorables au sud-ouest (Tranchées NC2012TR-015 et NC2011TR-042). Malheureusement, la présence d'épais morts-terrain a limité l'excavation.

La principale unité rencontrée est une unité sédimentaire clastique à yeux de quartz (arénite à wacke). On observe également des basaltes au nord-est faiblement minéralisés en pyrite et pyrrhotite. Des sédiments biotisés et chloritisés faiblement minéralisés en pyrite et pyrrhotite sont également observés au sud-est de la tranchée. Ces deux zones échantillonnées en rainure n'ont donné aucune valeur en or. On observe également une pegmatite sur le décapage, ce qui est extrêmement rare sur la grille.

Structuralement, on observe une schistosité principale de direction très variable (N115 à N350) mais toujours à très fort pendage. Les lithologies semblent être affectées par un pli. Cependant, les données fragmentaires ne permettent pas de caractériser ce dernier.

Tranchée NC2011TR-035 (Figure 39)

La tranchée NC-2011-TR-035 montre la zone minéralisée Portageur Est. Deux échantillons prélevés lors de la prospection avaient donné des valeurs de 4,9 et 2,4 g/t Au à l'analyse dans ce qui avait tout d'abord été appelé une formation de fer.

En fait, elle est une zone fortement altérée au contact entre l'unité basaltique au sud et les arénites et wackes au nord. Cette dernière se situe au contact basalte et sédiments (arénite-wacke). La minéralisation est sise dans une arénite à forte altération potassique et siliceuse (± séricite et chlorite) et riche en grenat. Elle contient 5-10% pyrrhotite et 2% arsénopyrite (5% localement) et se présente disséminée dans la foliation, en amas irréguliers. Les valeurs en rainures ont donné 1,22 g/t Au sur 8,0 m dont 3,44 g/t Au sur 2,0 m. Seul un forage pourra évaluer l'épaisseur réelle de la zone minéralisée puisque nous sommes encore ici dans un environnement à faible pendage de strates. La zone est ouverte vers le nord.

Tranchée NC2011TR-037 (Figure 41)

Les tranchées NC2011TR-036, TR-037 et TR-038 visaient à identifier le potentiel du secteur ou on avait obtenu plusieurs valeurs en échantillons choisis (jusqu'à 8,88 g/t) lors de la campagne 2010. Ce secteur se situe dans l'extension de Portageur et à peine 70 m au sud-est de la tranchée NC2011TR-035 qui a donné les meilleures valeurs de la campagne 2011. Toutefois, les indices étant situés sur le bord d'un escarpement inaccessible à la pelle, l'investigation vers le nord a été limitée. On n'a pas obtenu de lecture de PP dans ce secteur en raison de la forte topographie.

La tranchée NC2011-TR-036 expose des unités arénitiques similaires à celles de l'indice Portageur. Un échantillon choisi d'arénite (wacke) minéralisé en fine baguette d'arsénopyrite (identique à la zone Portageur) avait donné jusqu'à 1,8 g/t Au plus tôt en saison. En rainure, on obtient 0,73 g/t Au sur 1,0 m.

La schistosité principale est orientée NE avec un pendage moyen vers le sud-est (40-45°). Une linéation minérale est orientée N080 à faible plongée (25°). Une faille fragile de direction N150 affecte la partie sud de la tranchée.

Tranchée NC2011TR-036 (Figure 40)

La tranchée NC2011TR-036 se situe à proximité de la tranchée NC2011TR-037, à environ 20 m au sud-ouest. La lithologie dominante est une zone d'altération riche en trémolite et biotite (andésite altérée?) en contact avec une bande de basalte au sud et des wacke au nord. L'extrémité sud présente un wacke fortement minéralisé (jusqu'à 8% AS). La zone a donné une valeur anomale de 0,25 g/t Au sur 0,5 m et est ouverte vers le sud.

La schistosité principale est orientée NE avec un pendage à 40. Une forte linéation minérale E avec plongée à 35° est observée. Une faille de direction NS à faible pendage (37°) est observée dans la partie est du décapage.

Tranchée NC2011TR-038 (Figure 42).

La tranchée NC2011TR-038 se situe à 25m au nord-est de la tranchée NC2011-TR-036.

La lithologie dominante est un sédiment (arénite-wacke) à chlorite-biotite et hornblende. Il est injecté de veines millimétriques de quartz. On observe une dissémination de 1% arsénopyrite et 2% pyrrhotite qui semble associée à ces veines. Les valeurs en rainures font état de 0,45 g/t Au sur 5 m. La zone est ouverte vers le nord. Le contact avec l'unité basaltique est observé dans la moitié sud de la tranchée.

La schistosité est principalement NE avec un pendage moyen vers l'est (40-60°). Encore ici, une linéation minérale est bien visible et est orientée N075 avec une plongée de 50.

Tranchée NC2011TR-039 (Figure 43)

La tranchée NC2011TR-039 se situe à 70 m au nord-est de la tranchée NC2011-TR-035. Le peu de mort terrain a permis d'exposer le contact avec le basalte et de poursuivre vers le nord puisque la topographie s'adoucit dans le secteur. Elle a permis d'exposer le wacke et l'arénite au nord et d'exposer un contact avec une unité andésitique au NE, rarement observée en raison du mort terrain abondant dans cette région.

Près de l'extrémité sud dans les basaltes, on a mis au jour un horizon conducteur altéré riche en grenat, chlorite et silice et à 20% en pyrrhotite. Aucune valeur aurifère y est associée. Il est possiblement la cause de l'anomalie PP observée sur la ligne 33E. En se dirigeant vers le NO près du contact avec les unités sédimentaires, sur environ 20 m, on observe une alternance de zones métriques altérées en biotite, chlorite et silice faiblement minéralisées en pyrrhotite et arsénopyrite et de wacke, sur environ 20 m. Une de ces zones à biotite-chlorite et hornblende faiblement minéralisée en AS et PO a donné une valeur de 1,47 g/t Au sur 2,0 m.

La schistosité est généralement NE avec un pendage moyen vers le SE (40-55°). Une linéation minérale orientée N080 est également observée.

Tranchée NC2011TR-040 (Figure 44)

La tranchée NC2011TR-040 se situe sur le ligne 34E, à environ 200 m dans l'extension NE de l'indice Portageur Est. Elle visait à tester un axe PP partiellement testé par les tranchées NC2011TR-017 et TR-039

La tranchée expose principalement une unité basaltique en contact avec des laves intermédiaires au NE. Au contact entre les deux, on observe ce qui semble être une formation de fer à forte altération pénétrative en silice et contenant jusqu'à 15% pyrrhotite, 5% pyrite et des traces de chalcopyrite. Aucune valeur n'a été obtenue.

Sur la tranchée, la schistosité principale s'oriente principalement E-W avec un pendage variable de 30 à 70°.

Tranchée NC2011TR-041 (Figure 45)

La tranchée visait une faible anomalie PP et de faible dimension sur la ligne 27E à 40 m au sud de la tranchée NC2011TR-033.

La tranchée expose une unité de basalte (amphibolite) à biotite-grenat et chlorite. On observe jusqu'à 1% pyrrhotite et des traces d'arsénopyrite et de chalcopyrite. Aucune valeur n'a été obtenue.

La schistosité principale est de direction N330 avec u pendage variant de 30 à 40 vers l'est. Une forte linéation minérale orientée EW est également observée.

Tranchée NC2011TR-042 (Figure 46)

La tranchée visait une anomalie PP sur la ligne 26 E dans l'extension SE de l'indice Portageur.
Le décapage expose une basalte plus ou moins altéré en chlorite et injecté de veines de quartz millimétriques. On a relevé des traces de pyrrhotite en amas irrégulier et disséminée. Cependant, aucune valeur d'intérêt n'est ressorti à l'analyse.

La schistosité principale est orientée N060 et présente des pendages variant de 30 à 65°.

12.2.2 Secteur Petit Pas

L'indice Petitpas est situé dans la portion NO de la grille. Il se situe à l'intérieur d'un corridor d'intense altération et déformation qu'on suit en surface sur plus de 425 m de longueur. L'épaisseur qu'on suppose à plusieurs dizaines de mètres est difficile à évaluer puis que ce corridor est situé le long d'un flanc très escarpé. Seul des forages pourront nous indiquer la puissance réelle de ce dernier.

Tranchée NC2010TR-006 (Figure 14)

La tranchée NC2010-TR-006 avec les tranchées NC2010-TR- 007 et 009 exposent la minéralisation associée à l'indice Portageur. Elle a été agrandie en 2011 vers le sud-ouest. Elle se situe le long d'un flanc rocheux.

La tranchée expose une partie du corridor de déformation et d'altération dans lequel se trouve la minéralisation. Les unités observées sont fortement rubanées et déformées. La géologie est un assemblage complexe d'amphibolite (basalte), d'unité felsique qu'on suppose être des tufs à quartz-biotite-sillimanite et amphibole alors que l'extrémité sud-ouest est dominée par des unités andésitiques. Les unités intermédiaires à mafiques sont généralement très altérées ce qui rend l'identification difficile du protolithe. Elles contiennent des quantités variable de grenat, biotite±chlorite. On observe également des injections (wisp) ou ruban à amphibole-grenat-chlorite-quartz. Une altération en séricite et une silicification sont localement observées.

Les valeurs aurifères sont associées à des bandes décimétriques très rouillées et riches en porphyroblastes de grenat (15 à 40%) et en quartz (photo 3 et 4). On oberve des bandes silicifiées accompagnées de veines de quartz affectant des bandes sombres mafiques. La minéralisation sulfurée compte pour moins de 10% et se compose de pyrrhotite et pyrite avec des quantités moindres de chalcopyrite et traces d'arsénopyrite. Les valeurs obtenues dans ces zones font état de 1,17 g/t Au sur 1,0 m et 2,32 g/t Au sur 3,0 m (Roy, 2011). Les échantillons choisis donnent jusqu'à 10,4g/t Au (Savard, 2009).

Les unités montrent une schistosité orientée NE avec un pendage faire à moyen. Une très forte linéation minérale orientée N060 et à faible plongée (20°) est omniprésente sur toute la tranchée.

Tranchée NC2010TR-007 (Figure 15)

Cette tranchée manuelle de 2010 avait rapporté la meilleure valeur en rainure avec 52,87 g/t Au sur 2,0 m (Roy, 2011). Elle provenait d'une veine de quartz décimétrique contenant des grains d'or visible. On a agrandi la tranchée en 2011.

La géologie est constituée d'une alternance de zone très altérée (M15) et d'andésite altérée. Les zones altérées sont composées d'une alternance de bandes centimétriques à décimétriques à composition rosée à quartz-feldspaths-biotite rosée (foxy-biotite) et de bandes calco-silicatées à grenat-chlorite-carbonate et amphibole. Les horizons andésitiques contiennent jusqu'à 1% de ces même bandes. Elles sont recoupées par des veinules tardives de carbonates. Outre la veine de quartz à or visible, une seule autre valeur aurifère a été obtenue. Un horizon fortement altéré constitué de bandes amphibole-grenat-biotite-chlorite et de bandes silicifiées a donné 1,2 g/t Au sur 2,0 m. Il contient jusqu'à 2% sulfures (pyrrhotite-pyrite).

La veine de quartz aurifère mise au jour en 2010 semble peu extensive et disparait vers le NE.
La schistosité principale est plus ou moins développée et est orientée NE avec un pendage moyen (50°). Une forte linéation minérale à N065 et à faible plongée est présente.

Tranchée NC2011TR-026 (Figure 30)

La tranchée se situe à 50 m au nord de la NC2010-TR-007. Elle vise à vérifier la continuité de la zone minéralisée et à vérifier la puissance du couloir d'altération vers le sud-est.

La tranchée débute au sommet de la falaise et se poursuit sur 75 m. Elle démontre la complexité géologique du corridor d'altération. L'extrémité NE est dominée par des zones très altérées (M15) et des zones andésitiques très semblables aux tranchées 007 et 006. Les zones altérées sont composées essentiellement d'une alternance de bandes centimétriques à décimétriques à composition rosée à quartz-feldspaths-biotite rosée (foxy-biotite) et de bandes calco-silicatées à grenat-chlorite-carbonate et amphibole (photos 5 et 6). Par la suite, on intersecte une unité felsique tuffacée (20 % fragments) silicifiée et contenant jusqu'à 15% biotite rosée. Vers le sud-est, on tombe dans des unités basaltiques plus homogènes montrant une altération pénétrative en carbonates (jusqu'à 20%). On observe également des injections à carbonates-diopside-grenant (<10%) et à quartz-biotite rosée (5%)

La schistosité principale est plus ou moins développée et est orientée NE avec un pendage faible à moyen (30-45°). Une forte linéation minérale à N065 et à faible plongée est présente.

Tranchée NC2011TR-027 (Figure 31)

La tranchée vise l'extension au SO de la zone minéralisée rencontrée sur la tranchée NC2010TR-006 (1,17 g/t Au sur 1,0 m et 2,32 g/t Au sur 3,0 m, voir Roy, 2011) et NC2010TR-007 (2,13 g/t Au sur 3,0 m). Une anomalie PP de 50 m de large est associée et se situe en bordure d'un haut magnétique.

La tranchée expose une zone d'intense altération dont le protolithe pourrait être une volcanique intermédiaire. La lithologie typique montre un rubanement centimétrique. Elle se compose de rubans quartzofeldspathiques contenant possiblement de la biotite rouge (ce qui laisse une couleur rosée au ruban silicaté) et de rubans à amphiboles-chlorite-grenat. Le tout est fortement déformé. Outre en ruban, l'altération se présente en nuage ou veines déformées et boudinées dans la schistosité principale. On observe également quelques zones fortement injectées de veines de quartz. Près de l'extrémité sud de la tranchée, on observe un horizon métrique très rouillé fortement chloritisé et dont la calcite a été lessivée. Il contient 5% pyrite et des traces d'arsénopyrite. Aucune valeur n'a été obtenue à l'analyse.

Comme c'est souvent le cas dans ce secteur, la schistosité principale orientée NE est discrète comparativement à une intense linéation minérale orientée N080 et à faible plongée (18°).

Tranchée NC2011TR-028 (Figure 32)

La tranchée se situe à 200 m au SO de l'indice Petitpas. Elle est associée à une anomalie PP localisée sur un haut magnétique. Deux échantillons choisis avaient rapporté des valeurs de 3,21 g/t Au (Savard, 2010) et 3,23 g/t Au (éch 233759, présent rapport).

La géologie de la tranchée est constituée de basaltes et andésites altérés entrecoupés de zone d'intense altération métasomatique (M15). Les basaltes situés au nord contiennent présentent des rubans de silicates rosés (biotite rougeâtre).Ils contiennent jusqu'à 25% de quartz en injection associées avec des feldspaths et calcites et faiblement minéralisés en pyrrhotite (2%), pyrite (1%) et traces de chalcopyrite. Ces basaltes ont donné une intersection de 2,04 g/t Au sur 2 m. Les basaltes contiennent 2% de veines millimétriques rouillées contenant 4% pyrrhotite et traces arsénopyrite. Au sud, la géologie est dominée par des andésites. Entre les deux, on voit une zone d'intense altération. La zone est composée de quartz-feldspaths-amphibole et est particulièrement riche en grenat (20-35%, localement grenatite décimétrique 80%). Une des bandes a d'ailleurs donné une valeur de 4,36 g/t Au sur 1 mètre. Une zone à 2% pyrrhotite a également donné une valeur de 1,14 g/t Au sur 1,0 m. A l'extrémité sud, l'andésite est encore altérée. La quantité de grenat diminue (<10%), les amphiboles sont partiellement chloritisées. On observe jusqu'à 20% de calcite disséminée. Des traces de pyrite et pyrrhotite sont également observées.

Encore ici les pendages de la schistosité principale sont assez faibles (30 à 50°). Une très forte linéation est développé à N070 et est présente tout le long de la tranchée.

Tranchée NC2011TR-029 (Figure 33)

La tranchée se situe à 300 m au SO de l'indice Petitpas Il vise l'extension du corridor d'altération et vise à tester une anomalie PP située sur un haut magnétique.

Tout comme les tranchées NC2011TR- 27 et 28, la géologie est dominée par des andésites/basaltes plus ou moins altérés. On observe peu ou pas de grenat et l'altération potassique à biotite est faible. On observe 10% de veines déformées et boudinées quartzo-feldspathiques ±calcite. Une zone métrique plus fortement altérée (50% injections quartzo-feldspathiques et 30% quartz) a donné une valeur de 0,71 g/t Au sur 1,0 m.

La schistosité principale plus ou moins bien développée s'oriente N60 avec un pendage faible à moyen. Une très forte linéation minérale orientée N090 est présente avec une plongée de 30°. Une faille fragile à mouvement dextre et de direction N350 est observé sur la tranchée.

Tranchée NC2011TR-030 (Figure 34)

La tranchée se situe à 400 m au SO de l'indice Petitpas. Elle vise une anomalie PP dans l'extension du corridor d'altération. Les roches et altérations typiques fortement rubanées et observées dans les tranchées NC2010TR-006, 007 et NC2011TR-026 à 29 sont ici totalement absentes.

Toute la portion NO de la tranchée est affectée par une faille fragile. La géologie correspond à une alternance de sédiments clastiques (wacke-arénite), d'andésites et basaltes. Deux zones minéralisées sont observées. Elles correspondent à des injections décimétriques à quartz-pyrrhotite massive (avec des quantités moindres de pyrite et arsénopyrite). Ces injections présentent des textures bréchiques où les sulfures sont matriciels et où baignent des fragments de quartz ou quartzo-feldspathiques (photos). Dans la portion sud-est, on observe une unité granoblastique (sédiments?) très felsique à quartz-feldspaths très magnétique à 20% magnétite. La meilleure valeur est associée à une injection bréchique à sulfures massifs et quartz et a donné 0,35 g/t Au sur 2,5 m.

La schistosité principale est orientée N080 avec un pendage moyen (55°) de même que la linéation minérale.

Tranchée NC2011TR-031 (Figure 35)

La tranchée se situe à environ 500 m au sud-ouest de l'indice Petitpas. Elle vise une anomalie PP située dans une charnière de pli régional ((interprété selon le levé magnétique). La géologie est dominée par un basalte ±amphibolitisé et injecté de nombreuses veinules de calcite et calcite+feldspaths tardives donnant localement un aspect bréchique (photo). On observe des disséminations de pyrite et des stringers de pyrrhotite sur quelques mètres. Aucune valeur aurifère n'a été obtenue à l'analyse.

Tranchée NC2011TR-032 (Figure 36)

La tranchée NC2011TR-032 est un affleurement naturel exposant le corridor d'altération près de son contact NO avec les sédiments arénitiques.

Tout comme la tranchée NC2011-TR-027 située à proximité, on observe une zone d'intense altération dont le protolithe pourrait être une volcanique intermédiaire. La lithologie typique montre un rubanement centimétrique. Elle se compose de rubans quartzofedlspathiques rosés contenant possiblement de la biotite rouge (ce qui laisse une couleur rosée aux rubans silicatés) et de rubans à amphiboles-chlorite-grenat. Le tout est fortement déformé et l'altération se présente en ruban, nuage ou veines déformées et boudinées dans la schistosité principale. On observe localement des niveaux décimétrique de grenatite. Des disséminations et des stringers sont observés dans les premiers mètres au nord-ouest. Au sud, on observe des basaltes fortement chloritisés au contact d'un dyke d'ultramafique. Aucune valeur aurifère n'a été obtenue à l'analyse.

La schistosité principale s'oriente à N080.

Tranchée NC2011TR-044 (Figure 48)

La tranchée vise une anomalie PP qui semble être située dans une charnière de pli régional selon le levé magnétique. Sur le flanc nord de ce pli se trouve le corridor d'altération contenant l'indice Petitpas.

La géologie est similaire à celle rencontrée sur la tranchée NN2011-TR-031 située à proximité. Elle consiste en des basaltes contenant une forte altération en carbonates (en veine et pervasive).

On observe également une altération plus locale en chlorite. Des traces de pyrhhotite et pyrite sont observées. Aucune valeur significative n'a été obtenue à l'analyse.

Sur la tranchée la foliation principale est de direction N360 avec un pendage variable entre 20 et 70°. Encore ici, le pendage des strates est relativement faible (entre 22 et 35°) vers le sud-est. On observe également une zone faillée N-S avec un mouvement apparent vertical normal.

Tranchée NC2011TR-051 (Figure 55)

La tranchée visait une anomalie PP située en bas de la falaise ou affleure naturellement une partie du corridor d'altération associée à l'indice Petitpas.

La zone que nous avons pu décaper à la pelle montre le dyke de péridotite fortement serpentinisé. On observe des traces de pyrrhotite et pyrite. L'anomalie demeure toujours inexpliquée.

12.2.3 Secteur Régional

Tranchée NC2011TR-043 (Figure 47)

La tranchée vise une anomalie PP moyenne d'environ 25 m de large et associée à un axe d'environ 500 m de longueur. Le cœur de l'anomalie n'a pas pu être excavé en raison de l'épaisseur trop importante de mort-terrain.

La tranchée expose un assemblage volcano-sédimentaire dominé par une amphibolite (basalte) chloritisée, biotisée localement et injectée de 5% de veines de quartz. Des traces de pyrite et pyrrhotite disséminée sont observées. Les autres lithologies sont une andésite altérée en biotite, chlorite et carbonates, des arénites contenant jusqu'à 10% de hornblende chloritisée, localement altérées en silice et carbonate et contenant des disséminations de pyrrhotite.

La schistosité principale est moyennement développée et s'oriente N075 avec un pendage moyen vers le sud-est. Une linéation minérale orientée franc Est à plonger 40° est observée sur la tranchée.

Tranchée NC2011TR-045 (Figure 49)

La tranchée vise une anomalie PP moyenne en bordure d'un haut magnétique.

La tranchée expose une andésite (?) fortement altérée (M15). Elle est fortement biotisée et chloritisée avec des altérations plus faibles en silice et carbonate. Des traces de pyrrhotite et chalcopyrite sont observées. Une veine de quartz à 3% pyrite-pyrrhotite et traces de chalcopyrite est également observée. Aucune valeur significative n'a été obtenue à l'analyse.

La schistosité principale s'oriente généralement N300 avec un faible pendage (15°). Une forte linéation à N70 est observée. Une seconde schistosité à fort pendage (70 °) affecte la partie Ouest de la tranchée et semble associée à une faille N310.

Tranchée NC2011TR-046 (Figure 50).

La tranchée vise une anomalie PP très étendue et située sur un haut magnétique. L'épaisseur de mort-terrain et les pluies abondantes ont rendu difficile les excavations dans le secteur créant une boue qui s'écoule instantanément dans la tranchée.

L'anomalie est probablement causée par un horizon d'exhalite (S11?) à quartz-plagioclase-trémolite-magnétite et biotite et contenant 2% de pyrrhotite et traces arsénopyrite en stringers ou disséminées. L'exhalite est en contact avec une andésite altérée en silice-biotite±chlorite.

La schistosité principale s'oriente N340 avec un pendage faible d'environ 30°. Encore ici, une forte linéation E-W est observée.

Tranchée NC2011TR-047 (Figure 51)

La tranchée vise une anomalie PP en bordure d'un haut magnétique dans un secteur non affleurant.

La trachée expose une andésite fortement altérée en calcite (20%), biotite (10%) et chlorite (5%). Elle contient des traces de pyrrhotite et pyrite disséminées.

Comme dans beaucoup d'affleurement dans ce secteur, la schistosité principale est très difficile à observer et semble de direction NS. Cependant, la linéation minérale est très fortement développée et s'oriente N065/20.

Tranchée NC2011TR-048 (Figure 52)

La tranchée vise une anomalie PP située sur un axe en bordure d'un haut magnétique dans un secteur non affleurant. La tranchée montre une alternance de wacke et de conglomérat monogénique (qui pourrait également être un tuff à cristaux?). Ces unités contiennent 2% de pyrite en fin amas disséminés. Aucune valeur d'intérêt n'a été obtenu à l'analyse.

La schistosité principale s'oriente NE avec un pendage de 60.

Tranchée NC2011TR-049 (Figure 53)

La tranchée vise une anomalie PP dont l'interprétation l'associait à un deuxième grand axe formationnel situé plus au sud-est que celui de la tranchée NC2011TR-048.

La géologie présente une alternance de wacke, conglomérat et tuff felsique. On observe des traces de pyrite et pyrrhotite. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale est orientée NE avec un pendage moyen à 45°.

Tranchée NC2011TR-050 (Figure 54)

La cible est une anomalie PP faible associée à un axe PP le long d'un bas magnétique et discordant à la structure régionale.

La lithologie est dominée par une amphibolite (métabasalte) injectée de 5% de veinules millimétriques de quartz et carbonate. On observe également une faible biotisation et des traces de pyrite et pyrrhotite disséminées. Au sud-est de la tranchée, on observe une andésite fortement altérée en silice (jusqu'à 35% quartz en veine centimétriques). Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale s'oriente NE avec un pendage moyen. Une linéation minérale également NE à faible plongée (30°) est observée.

Tranchée NC2011TR-052 (Figure 56).

La tranchée vise une anomalie pp associée à un axe de plus de 2 km de longueur et situé en bordure d'un haut magnétique.

La tranchée expose un contact andésite-basalte. Les deux lithologies sont altérées en silice avec 5% d'injections millimétriques de quartz. Elles contiennent jusqu'à 1% de pyrite idiomorphe disséminée. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale est hétérogène et s'oriente généralement NE avec un pendage moyen.

Tranchée NC2011TR-053 (Figure 57).

La tranchée vise une anomalie pp associée à un axe formationnel de plus de 1,5 km associé à un haut magnétique probablement causé par une formation de fer. Le tout est tronqué près de la tranchée par un dyke de diabase protérozoïque. On avait obtenu en prospection une valeur de 0,83 g/t Au lors de l'échantillonnage d'une formation de fer (éch : 233975)

La géologie rencontrée sur la tranchée est une alternance de coulées basaltiques et andésitiques fortement silicifiées (jusqu'à 25% quartz) et biotisées (jusqu'à 15% biotite). On observe des traces de pyrrhotite disséminée et quelques traces de chalcopyrite.

La schistosité principale s'oriente N055 avec un pendage moyen à fort (55 à 70°).

Tranchée NC2011TR-054 (Figure 58)

La tranchée vise une anomalie forte de 25 m associée à une axe pp de plus de 1,5 km (le même que la tranchée 053). La prospection avait mis au jour un affleurement de roche fortement altérée (M15) en silice, conducteur au tapis de prospecteur (beep map) et contenant jusqu'à 40% sulfures (pyrrhotite±pyrite±chalcopyrite). Cependant, l'analyse n'avait pas donné de valeur significative.

La tranchée expose le contact entre un basalte et une andésite fortement altérée (M15). Le basalte contient jusqu'à 15% biotite et 3% de veines de quartz millimétriques. L'andésite est plus fortement silicifiée (jusqu'à 10% QZ) et est également altéré potassiquement (15% biotite). La zone de contact contient 1% de pyrrhotite et des traces de pyrite et chalcopyrite.

La schistosité principale s'oriente N030 avec un pendage fort vers le sud-est (65°). Une linéation minérale orientée N070 et à faible plongée (26°) est également observée.

Tranchée NC2011TR-055 (Figure 59)

La tranchée vise une anomalie PP étendue sur plus de 60 m (faible pendage des strates?) à l'extrémité Nord-Est de la grille et associée au long axe formationnel déjà testé par la tranchée NC2011-TR-052.

La tranchée expose un contact entre une unité sédimentaire (wacke) et une andésite. Le wacke présente jusqu'à 4% séricite, 3% chlorite et des traces d'épidotisation et est injecté de multiples veines de quartz-plagioclase-biotite. Des traces de pyrite sont observées. L'andésite présente un aspect rubané. Elle est également séricitisée (jusqu'à 10%) et contient 5% biotite. Elle présente également une altération moyenne en silice autant en veine que pervasive. Près du contact avec les sédiments, on observe 2% pyrrhotite ainsi que des traces de pyrite et molybdénite. Aucune valeur n'a été obtenue à l'analyse

La schistosité principale s'oriente NE ave un pendage moyen.

Tranchée NC2011TR-056 (Figure 60)

La tranchée vise une anomalie PP de faible dimension (>25 m) en bordure d'un axe magnétique qu'on associe généralement à une formation de fer.

La tranchée expose une grande variété lithologique. On observe une formation de fer silicatée à 15% sulfures (pyrrhotite±pyrite±chalcopyrite). Elle est en contact avec une andésite fortement altérée à plagiocalse-hornblende-trémolite-quartz-bioite-carbonate-diopside-grenat (M15) et contenant jusqu'à 3% pyrite et pyrrhotite disséminées. Sont également observées sur la tranchée une rhyolite à 2% pyrrhotite et une andésite peu altérée. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale s'oriente NE avec un pendage faible (30°).

Tranchée NC2011TR-057 (Figure 61)

La tranchée vise un affleurement rouillé de conglomérat conducteur au tapis de prospecteur (Beep map) et à proximité d'une anomalie PP très étendue de 150 m de longueur.

La tranchée expose une alternance de conglomérat monogénique à 10% de fragments très étirés et de wacke contenant 2% hornblende et faiblement chloritisés. Ces unités contiennent des traces de pyrite disséminée. Un horizon de formation de fer silicatée est également présent. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale s'oriente N020 avec un fort pendage vers l'est (60°). Une linéation minérale s'oriente NE avec une plongée moyenne.

Tranchée NC2011TR-058 (Figure 62)

La tranchée vise une anomalie PP forte le long d'un axe PP d'environ 500 m en bordure d'un haut magnétique situé dans un secteur non affleurant.

La tranchée expose une unité de wacke très homogène contenant des propyroblastes bleutés (cordiérite) à couronne séricitisée qui semblent remplacer le grenat. Des rares traces de sulfure sont observées .L'anomalie demeure inexpliquée. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale s'oriente NE avec un pendage faible à moyen (30-45°).

Tranchée NC2011TR-0059 (Figure 63)

La tranchée vise une anomalie PP située à environ 700 m au NE de l'indice Portageur. L'axe se situe au nord du flanc montagneux qui expose la zone minéralisée, un secteur peu affleurant. L'axe pp est localisé dans un bas magnétique. Il avait été testé 200 m à l'ouest mais n'avait pu être expliqué en raison de la forte épaisseur des dépôts glaciaires.

La tranchée expose un wacke très homogène avec un peu d'amphibole chloritisée et grenat. On compte 2% pyrite et pyrrhotite disséminées dans la schistosité principale ou en stringers. Des altérations locales en silice et calco-silicatées à carbonates-diopside-grenat se traduisent par la présence de veines et whisps plus ou moins parallèles dans le plan de schistosité principale. Aucune valeur n'a été obtenue à l'analyse.

La schistosité principale s'oriente NE avec des pendages forts vers le SE (75°). Une linéation minérale à N075 et à plongée moyenne est observée.

ITEM 13: FORAGE

Ne s'applique pas à ce rapport.

ITEM 14: MÉTHODE D'ÉCHANTILLONNAGE ET APPROCHE

14.1 Échantillons de Roche

Les échantillons de roche sont prélevés à l'aide d'un marteau et d'un ciseau ou d'une scie, localisés avec un GPS et mis dans un sac d'échantillon et identifiés avec un numéro unique. L'échantillon unique correspond également à un numéro d'affleurement lequel décrit la roche de façon détaillée.

ITEM 15: PRÉPARATION, ANALYSE ET SÉCURITÉ DES ÉCHANTILLONS

15.1 Échantillons de Roche

Sécurité des échantillons, entreposage et envoi

Les échantillons collectés sont manipulés par le personnel de Mines Virginia Inc. Dans un premier temps, la croûte d'altération est enlevée avant la mise en sac des échantillons. Les échantillons sont par la suite placés dans des sacs en plastiques individuels avec un numéro d'échantillon spécifique provenant d'un carnet d'analyse. Chaque sac d'échantillon est ensuite placé dans des sacs d'envoi. qui est à son tour scellé avec du ruban adhésif fibré ou des attaches barrés. Les sacs d'envoi sont par la suite acheminés au laboratoire d'analyse par le personnel de Mines Virginia Inc. Les employés du laboratoire prennent alors en charge les échantillons reçus et les analyses pour leur forfait respectif, soit pour le titrage de l'or par pyroanalyse sur 30 g de pulpe (ICP-21) et analyse multi-élémentaires pour 34 éléments incluant : Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Th, Ti, Tl, U, V, W, Y et Zn (ME-ICP61) suivant une digestion multi-acides sur 0.5 g de pulpe.

Préparation des échantillons de roches et méthode d'analyse

Procédure Au-AA23 et Au-AA24

Un échantillon de pulpe est fusionné dans un fondant d'oxyde de plomb, carbonate de sodium, borax, silice et autres réactifs requis incluant 6 mg d'argent ajouté comme agent collecteur. Le bouton de plomb obtenu est couplé pour produire une bille de métaux précieux.

La bille est digérée dans 0,5 ml d'acide nitrique dilué à l'aide d'un appareil micro-ondes. Par la suite, 0.5 ml d'acide chlorhydrique concentré est ajouté et la bille est digérée par l'appareil micro-ondes à une intensité inférieure. La solution est refroidie et diluée à 4 ml avec de l'eau déminéralisée. La solution est analysée par absorption atomique (AAS) par comparaison aux standards de même matrice.

Procédure ME-AA46

L'échantillon (0.4g) est chauffé dans l'acide nitrique pour une demi-heure. Après avoir laissé refroidir l'acide chlorhydrique est ajouté pour former l'eau régale. Le mélange est chauffé à nouveau pour une heure et demie. L'ajout d'un supprimant est ajouté si le molybdène est demandé. La solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As-Bi-Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Sb-Zn.

Procédure ME-AA62

L'échantillon (0.4g) est chauffé dans l'acide nitrique, perchlorique et fluorhydrique jusqu'à sec. L'acide chlorhydrique est ajouté et la solution est à nouveau chauffée jusqu'à sec. Le résidu est récupéré dans un mélange d'acide chlorhydrique et nitrique et la solution est transférée dans une fiole volumétrique (100 ou 250 ml) et jaugée avec de l'eau déminéralisée. La teneur est mesurée par spectromètre d'émission atomique. Cette méthode analyse les éléments suivants : Ag-As- Cd-Co-Cu-Fe-Mn (oxyde)-Mo-Ni-Pb-Sb-Sr-V-Zn.

Procédure ME-XRF06

L'échantillon préliminaire est soumis à une fusion au méta ou au tétra borate de lithium. Le résidu est ensuite soumis à un faisceau de rayons XRF. Les teneurs sont mesurées par fluorescence spectrométrique. Cette méthode analyse les éléments Si, Al, Fe^{3+}, Ca, Mg, Na, K, Cr, Ti, Mn, P, Sr et Ba reportés sur leurs concentrations sous forme d'oxydes.

ITEM 16: VÉRIFICATION DES DONNÉES

Les données de ce rapport ont été contre vérifiées par le personnel de Mines Virginia. Des échantillons à teneur certifiée en or ont été insérés lors des analyses des échantillons en rainure avec une maille de 1 échantillon standard à tous les 25 échantillons. Trois types d'échantillons ont été utilisés soit les échantillons SQ48, SK52 et Si54 produits par Rocklabs. Les spécifications concernant ces échantillons sont disponibles à l'annexe 8.

Ainsi cinquante-neuf (59) échantillons ont fait l'objet d'analyses par ALS-Chemex. Sur ce lot, huit (8) présentent une valeur en Au à l'analyse montrant un écart de 3 fois l'écart type avec la teneur certifiée. Ils sont associés aux échantillons standards SQ-48 (haute teneur : 30,25 g/t Au) et SK52 (4.107 g/t Au). Tous les échantillons problématiques sont isolés et les certificats qui leur sont associés contient toujours de 1 à trois analyses d'échantillons standards qui sont conformes aux teneurs certifiées. Nous considérons donc que les analyses effectuées par ALS Chemex sont acceptables et de bonne qualité.

Tableau 4. Résultats des analyses d'échantillons à teneur certifiée (standards).

Échant.	Certificat	Type d'échant. standard	Teneur certifiée ppm	Écart-type	3x Écart-type	Valeur labo ALS-Chemex ppm	Écart	Commentaires
234100	SD11134926	SIS4	1,78	0,034	0,102	1,77	0,01	ok
251425	SD11134926	SIS4	1,78	0,034	0,102	1,69	0,09	ok

Échant.	Certificat	Type d'échant. standard	Teneur certifiée ppm	Écart-type	3x Écart-type	Valeur labo ALS-Chemex ppm	Écart	Commentaires
234075	SD11134926	SK52	4,107	0,088	0,264	3,64	0,467	>3 ecart types
234200	SD11134927	SIS4	1,78	0,034	0,102	1,76	0,02	ok
234125	SD11134929	SIS4	1,78	0,034	0,102	1,7	0,08	ok
234150	SD11134929	SIS4	1,78	0,034	0,102	1,635	0,145	>3 ecart types
234425	SD11136010	SIS4	1,78	0,034	0,102	1,685	0,095	ok
251125	SD11136010	SK52	4,107	0,088	0,264	4,04	0,067	ok
234160	SD11136013	SIS4	1,78	0,034	0,102	1,72	0,06	ok
251450	SD11136013	SK52	4,107	0,088	0,264	3,51	0,597	>3 ecart types
251475	SD11136013	SK52	4,107	0,088	0,264	3,88	0,227	ok
234052	SD11147357	SIS4	1,78	0,034	0,102	1,66	0,12	ok
234025	SD11147359	SK52	4,107	0,088	0,264	4,08	0,027	ok
251500	SD11161311	SIS4	1,78	0,034	0,102	1,715	0,065	ok
235500	SD11182093	SK52	4,107	0,088	0,264	3,98	0,127	ok
256175	SD11182093	SK52	4,107	0,088	0,264	4,03	0,077	ok
254681	SD11182093	SQ48	30,25	0,51	1,53	29,8	0,45	ok
254800	SD11205187	SK52	4,107	0,088	0,264	3,67	0,437	>3 écart types
254750	SD11205187	SQ48	30,25	0,51	1,53	29,6	0,65	ok
254777	SD11205187	SQ48	30,25	0,51	1,53	29,6	0,65	ok
254825	SD11205187	SQ48	30,25	0,51	1,53	29,3	0,95	ok
233550	SD11205188	SK52	4,107	0,088	0,264	3,97	0,137	ok
254724	SD11205189	SK52	4,107	0,088	0,264	4,12	-0,013	ok
254875	SD11205860	SIS4	1,78	0,034	0,102	1,745	0,035	ok
254850	SD11205862	SIS4	1,78	0,034	0,102	1,775	0,005	ok
256200	SD11210202	SIS4	1,78	0,034	0,102	1,74	0,04	ok
233526	SD11210203	SQ48	30,25	0,51	1,53	28,4	1,85	>3 écart types
254700	SD11210203	SQ48	30,25	0,51	1,53	30	0,25	ok
254925	SD11223291	SIS4	1,78	0,034	0,102	1,79	-0,01	ok
254975	SD11223292	SIS4	1,78	0,034	0,102	1,82	-0,04	ok
255000	SD11223292	SK52	4,107	0,088	0,264	3,89	0,217	ok
254896	SD11223292	SQ48	30,25	0,51	1,53	28,7	1,55	>3 écart types
234450	TB11152374	SK52	4,107	0,088	0,264	3,95	0,157	ok
235075	TB11152375	SIS4	1,78	0,034	0,102	1,89	-0,11	ok
235525	TB11152375	SIS4	1,78	0,034	0,102	1,785	-0,005	ok
235550	TB11152375	SK52	4,107	0,088	0,264	3,85	0,257	ok
235050	TB11152375	SQ48	30,25	0,51	1,53	29,2	1,05	ok
251150	TB11152375	SQ48	30,25	0,51	1,53	29,2	1,05	ok
235700	TB11161053	SIS4	1,78	0,034	0,102	1,72	0,06	ok
235825	TB11161053	SIS4	1,78	0,034	0,102	1,73	0,05	ok

Échant.	Certificat	Type d'échant. standard	Teneur certifiée ppm	Écart-type	3x Écart-type	Valeur labo ALS-Chemex ppm	Écart	Commentaires
235150	TB11161053	SQ48	30,25	0,51	1,53	30,4	-0,15	ok
235675	TB11161053	SQ48	30,25	0,51	1,53	29,9	0,35	ok
235725	TB11161446	SIS4	1,78	0,034	0,102	1,725	0,055	ok
235750	TB11161446	SQ48	30,25	0,51	1,53	29,3	0,95	ok
235476	TM11194861	SIS4	1,78	0,034	0,102	1,7	0,08	ok
251300	TM11194861	SIS4	1,78	0,034	0,102	1,575	0,205	ok
251275	TM11194861	SK52	4,107	0,088	0,264	3,67	0,437	>3 écart types
234225	TM11227129	SIS4	1,78	0,034	0,102	1,71	0,07	ok
234475	TM11227129	SIS4	1,78	0,034	0,102	1,75	0,03	ok
234500	TM11227129	SiS4	1,78	0,034	0,102	1,705	0,075	ok
235175	TM11227129	SK52	4,107	0,088	0,264	3,97	0,137	ok
250925	TM11227129	SK52	4,107	0,088	0,264	4,01	0,097	ok
250950	TM11227129	SK52	4,107	0,088	0,264	3,93	0,177	ok
250975	TM11227129	SK52	4,107	0,088	0,264	3,9	0,207	ok
251000	TM11227129	SK52	4,107	0,088	0,264	3,89	0,217	ok
234250	TM11227129	SQ48	30,25	0,51	1,53	29,6	0,65	>3 ecart types
235125	VO11143861	SIS4	1,78	0,034	0,102	1,705	0,075	ok
235850	VO11151902	SK52	4,107	0,088	0,264	3,86	0,247	ok
235925	VO11151902	SK52	4,107	0,088	0,264	4,1	0,007	ok

ITEM 17: TERRAINS ADJACENTS

Un premier bloc de 10 cellules appartenant à la compagnie 3098 7994 Québec Inc est localisé au nord-est de la propriété. Ressources Dianor possède deux blocs de 19 et 6 cellules, dans la partie est de la propriété. Le bloc nord entoure une zone interdite à l'exploration (Hydro-Québec, LG-7) de 2,34 km^2)

ITEM 18: ESSAIS DE TRAITEMENT DES MINERAIS ET ESSAIS METALLURGIQUES

Ne s'applique pas à ce rapport.

ITEM 19: ESTIMATION DES RESSOURCES MINÉRALES ET DES RÉSERVES MINÉRALES

Ne s'applique pas à ce rapport.

ITEM 20: AUTRES DONNÉES ET RENSEIGNEMENT PERTINENTS

Ne s'applique pas à ce rapport.

ITEM 21: INTERPRETATIONS ET CONCLUSIONS

Les travaux de 2011 ont permis d'acquérir beaucoup de connaissance dans un secteur à la géologie méconnue.

Dans la région de l'indice Portageur, les travaux ont permis d'identifier des minéralisations aurifères sur un tronçon de plus de 700 m de longueur associées à des unités sédimentaires. Il semble se dessiner deux zones minéralisées le long de cet axe. La première se compose d'arsénopyrite disséminée dans des sédiments clastiques (arénites et conglomérats) et corresponds à l'indice Portageur. La deuxième zone semble se situer au-dessus topographiquement et à un autre niveau stratigraphique que la première. Elle constitue l'indice Portageur Est. Elle est localisée près du contact entre l'unité sédimentaire (ici des wackes) et des basaltes prédominants sur toute la partie sud-est de la grille. La minéralisation est observée dans des arénites et wackes contenant de fortes proportions de biotite et grenat. Les basaltes adjacents sont également très altérés et présentent des zones très riches en grenat et en biotite. L'extension nord –est devrait être testée par forage car les dépôts glaciaires sont très épais et la pelle est inutile dans ce secteur. Pour ce qui est de l'extension SE, des travaux nécessaires de prospection et de cartographie seront également à prévoir. Il semble se développer dans le secteur une complexité structurale (faille N-S ou plis?).

Dans le secteur Petitpas, on a pu identifier un corridor de 400 m de long par 80 m de largeur (minimum) intensément déformé et altéré ou l'identification des protolithes est quasi impossible. Tout comme le secteur Portageur, la zone d'intérêt se situe le long d'un flanc topographique très escarpé. Les travaux de décapage ont démontré que même si les zones minéralisées montrent des teneurs aurifères intéressantes, elles semblent être peu extensives et sont généralement peu épaisses. Toutefois, des forages seront nécessaires afin de vérifier la véritable épaisseur du corridor et permettre un échantillonnage en continu. Le contact nord-ouest avec les sédiments (?) demeure toujours non-testé car le mort terrain épais a rendu impossible les excavations.

Malgré la réalisation d'un grand nombre de tranchées, on n'a pas identifié de zones minéralisées autres que celles associées aux indices Portageur, Portageur Est et Petitpas sur la grille. Plusieurs anomalies demeurent toujours inexpliquées. Ceci s'explique par le faible pendage des strates à plusieurs endroits qui rend l'utilisation de la pelle mécanique inutile.

La découverte d'un wacke minéralisé en or au sud-est de la grille amène l'hypothèse d'un plissement de la bande sédimentaire vers le sud-est. Des travaux supplémentaires de prospection et de décapage seront nécessaires dans cette région.

ITEM 22: RECOMMANDATIONS

Pour la suite des travaux, nous recommandons une campagne de forage de 2000 m visant à tester les zones minéralisées Portageur, Portageur Est et Petitpas. Puisque les zones minéralisés sont associées à des states à faible pendage, les forages permettront d'avoir des épaisseur réelle des zones minéralisées. Les forage permettront également de comprendre les relations spatiales et stratigraphiques entre les zones, notamment dans le secteur Portageur. Quelques forages pourraient également être réalisés sur des anomalies PP en secteur à mort-terrain épais où l'investigation par pelle mécanique est impossible.

Une seconde campagne de décapage est proposée dans la partie sud-est de la grille. Ce secteur est peu affleurant. Il serait intéressant de vérifier l'hypothèse d'un plissement des horizons sédimentaires et la possible continuité de la zone Portageur et Portageur Est dans ce secteur.

Des travaux de cartographie et de prospection supplémentaire sont également proposés tant sur la grille qu'à l'extérieur.

ITEM 23: RÉFÉRENCES

Beesley, T.J., 1992, Repport on Winter 1992 diamond drilling program, Eastmain Project, Harbourg Lake, SOQUEM Option, Northern Quebec. Kingswood exploration 1985 Ltd.

Birkett, T., 1995, Technical Report of winter 1995 diamond drilling program, Eastmain River Project (40349). SOQUEM, 10 pages.

Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 15 pages.

Chapdelaine, M., 1999, Projet Caniapiscau, Rapport des travaux de reconnaissance automne 1998. Internal Report, Mines d'Or Virginia, 13 pages.

Choinière, J. and Leduc, M., 1996, Analyse pour l'arsenic, l'or, l'antimoine et le tungstène (SNRC 23E). Ministère des Ressources naturelles, Québec, MB 96-29.

Desbiens, H., 1995, Rapport de la prospection et de la cartographie géologique de la propriété Lac Trieste, Baie-James, Québec (33H/ 07-08). Ministère des Ressources naturelles, Québec, GM 53578, 25 pages.

Duffel, S. and Roach, R.A., 1959, Mount Wright, Québec-Newfoundland. Geological Survey of Canada, Map 6-1959.

Eade, K.E., 1966, Fort George River and Kaniapiskau River (west half) Map-Areas, New Quebec. Geological Survey of Canada, Memoir 354, 23 pages.

Francoeur, G. and Chapdelaine, M., 1995, Technical Report and Recommendations, Eastmain River Project (40349). SOQUEM, 17 pages.

Fulton, R.J., 1995, Formations en surface du Canada; Commission géologique du Canada, carte 1880A à l'échelle 1:5 000 000.

Grenier, L., Savard, M., Archer, P. 2008, Technical Report and Recommandations, Reconnaissance Program, Nichicun Project, 62 pages.

Hocq, M., 1985, Géologie de la région des lacs Campan et Cadieu, Territoire-du-Nouveau-Québec. Ministère de l'Énergie et des Ressources, Québec, ET 83-05, 178 pages.

Labbé. J.Y., Bélanger, M., 1998, Géologie de la région du lac Thier (SNRC 33H09), RG 97-13, Ministère des Ressources Naturelles du Québec, Québec, 23 pages.

Lamothe, D., Thériault, R., Leclair, A., 2000, Géologie de la region du lac Nitchequon, Ministères des Ressources Naturelles du Québec, Québec, 46 pages.

Prest, V.K., Grant, D.R. and Rampton, V.N., 1967, Carte glaciaire du Canada; Commission Géologique du Canada, Carte 1253A, à l'échelle 1 :5 000 000.

Roy, I. 2011. Rapport technique et recommandations, projet Nichicun, Mines Virginia, Avril 2011, 16 p.

Savard, M., 2000, Rapport technique sur le projet Reccey 55 Nord, Automne 2000, Mines d'Or Virginia, inc., 9 p.

Savard, M., 2010. Rapport technique et recommandations, projet Nichicun, Mines Virginia, Mars 2010, 14 p.

SDBJ, 1978, Cartes géochimiques des sédiments de lacs de la région de la Baies-James. Ministère des Ressources naturelles, Québec, GM-34039.

ST-HILAIRE, C., 2011. Heliborne high resolution aeromagnetic survey, Escale, Nichicun, Trieste and Ashuanipi properties. GM 65712, 28 pages.

Tshimbalanga, S. 2011. Levé de polarisation provoquée, Propriété Nichicun, secteur du Lac La Savonnière, région de la Baie James, Québec, SNRC 33H08 et 09, Mines Virginia Inc.8 p.

Villeneuve, P.-A., 2000, Rapport des travaux 2000, projet Caniapiscau. Internal Report, Mines d'Or Virginia, 27 pages

ITEM 24: DATE ET PAGE DE SIGNATURE

Je, *Isabelle Roy*, certifie que:

- Je suis présentement employée comme Géologue de Projet chez Mines Virginia Inc., 116 St-Pierre, Bureau 200, Québec, Qc, G1K 4A7.
- Je suis bachelière en sciences, option géologie , de l' Université Laval depuis 1993.
- Je travaille en exploration minière depuis 1994.
- Je suis un géologue professionnel enregistré à l'*Ordre des Géologues du Québec*, permis numéro 535.
- Je suis une « personne qualifiée » pour le projet Nichicun selon la section 5.1 du formulaire 43-101.
- J'ai travaillé sporadiquement dans la région du projet Nichicun depuis 2010.
- Je suis responsable de la rédaction du présent rapport technique et j'utilise les données générées par Mines Virginia et l'information de différentes sources tel que mentionnées en référence dans ce rapport.
- Je ne suis pas au courant d'information manquante ou de changement majeur qui pourrait affecter la véracité du présent rapport.
- Je ne réponds pas aux exigences de la section 5.3 du formulaire 43-101 concernant une "personne qualifiée indépendante" étant l'auteur et travaillant pour Mines Virginia.
- J'ai été impliqué dans le projet Nichicun depuis 2010.
- J'ai lu le formulaire 43-101 et j'ai utilisé le modèle 43-101A1 afin de réaliser le présent rapport en respect avec les spécifications et la terminologie.

Signé à Québec le 9ième jour de mai 2012

GÉOLOGUE / GEOLOGIST
ISABELLE ROY
535
QUÉBEC

Isabelle Roy, Bsc. Géo.

Je, Jean-François Boivin, résidant au 1212 rang Edmour Lavoie, Ferland-et-Boilleau, Québec, certifie que:

- Je suis présentement à l'emploie comme géologue de projets chez Mines Virginia Inc., 116 St-Pierre, Suite 200, Québec, QC, G1K 4A7.
- J'ai reçu un Baccalauréat en génie géologique délivré en 2009 par l'Université du Québec à Chicoutimi
- Je travaille comme ingénieur géologue dans le domaine de l'exploration minérale depuis 2009.
- Je suis un professionnel actif dans le domaine de la géologie présentement enregistré à titre d'ingénieur géologue junior à l'Ordre des ingénieurs du Québec, no. 5009684.
- Je ne suis pas une personne qualifiée pour le projet Nichicun en accord avec la section 5.1 de la norme nationale 43-101.
- J'ai travaillé sur le projet Nichicun à l'été 2011.
- J'ai préparé ce rapport utilisant principalement les données récoltées par Mines Virginia Inc. et de l'information provenant de divers auteurs dont la source est résumée dans la section références de ce présent rapport.
- Je ne suis aucunement au courant que de l'information soit manquante ou que des changements aient été apportés, ce qui aurait pour effet de fausser les données de ce rapport.
- Je ne réponds pas aux exigences dictées dans la section 5.3 de la norme nationale 43-101 à titre de « une personne qualifiée indépendante » parce que je suis un employé de Mines Virginia Inc.
- Je suis impliqué dans le projet Nichicun depuis juin 2011.
- J'ai lu et utilisé la norme nationale 43-101 et le formulaire 43-101A1 pour rédiger ce présent rapport afin de respecter les spécifications et la terminologie appropriés.

Signé à Québec le 9ième jour de mai 2012.

JEAN-FRANÇOIS BOIVIN, ING. JR.

Jean-François Boivin, ingénieur géologue junior

ITEM 25: RÈGLES SUPPLÉMENTAIRES POUR LES RAPPORTS TECHNIQUES SUR LES TERRAINS AU STADE DE L'AMÉNAGEMENT ET SUR LES TERRAINS EN PRODUCTION.

Ne s'applique pas à ce rapport.

ITEM 26: ILLUSTRATIONS



UNGAVA TROUGH
60
Ungava
Bay
NAIN
Hudson
Bay
RAE
LABRADOR TROUGH
QUEBEC
LABRADOR
56
SUPERIEUR
James Bay
Projet
Nichicun
52
ONTARIO
GRENVILLE
Chibougamau
ABITIBI
SUBPROVINCE
48
Rouyn-
Noranda
Chicoutimi
Saint-Lawrence River
APPALACHES
Quebec
400 km
Montreal
SAINT-LAWRENCE
BASSIN
44
78
72
66
60

Figure 1 : Localisation Projet Nichicun


5 980 000 mN
620 000 mE
640 000 mE
660 000 mE
680 000 mE
700 000 mE
720 000 mE
33H14
33H15
33H16
23E13
Pourvoirie Mirage
5 960 000 mN
Camp Noella
23E12
33H9
33H10
33H11
5 940 000 mN
Bloc Nord
5 920 000 mN
33H6
33H7
33H8
23E5
5 900 000 mN
33H3
33H2
33H1
Virginia Mines
Localisation du
projet Nichicun
Figure 2
Date:9/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:500000
Projection: UTM Zone 18 (NAD 83)
0
5
10
20
kilometres


Virginia Mines
Carte des titres miniers
Bloc Nord
projet Nichicun
Figure 3


LEGENDE
Lave felsique (Fm Escale)
Lave intermédiaire (Fm Escale)
Lave mafique (Fm Escale)
Roche Ultramafique
Formation de fer (Fm Dalmas)
Sédiments et Fm fer (Fm Dalmas)
Conglomérat (Fm Thor)
Zone minéralisée
Zone d'altération
Gneiss tonalitique
Intrusif felsique indifférencié (socle)
Diabase
Charlie (MRN)
Bandy (MRN)
Portageur Est
Petitpas
Portageur
5 930 000 mN
5 925 000 mN
690 000 mE
695 000 mE
Virginia Mines
Géologie Régionale
Bloc Nord
Projet Nichicun
Figure 4
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
kilometres


692 400 mE
692 500 mE
692 600 mE
692 700 mE
692 800 mE
692 900 mE
693 000 mE
693 100 mE
693 200 mE
5 931 400 mN
5 931 300 mN
5 931 200 mN
5 931 100 mN
5 931 000 mN
5 930 900 mN
5 930 800 mN
1,47 g/t Au/2m
Portageur Est
1,22 g/t Au / 8m inc.
3,44 g/t Au /2m
0,45 g/t Au / 5m
0,73 g/t Au /1m
0,92 g/t Au / 1m
0,48 g/t Au / 1m
1,17 g/t Au /6m (2010)
1,32 g/t Au /1m
0,69 g/t Au /1m
Portageur
2,48 g/t Au / 6m
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Indice aurifère en rainure
Indice aurifère échantillon choisi (grab)
Bloc aurifère
Virginia Mines
Géologie du secteur Portageur
Projet Nichicun
Campagne 2011
Figure 5
Date:8/5/2012
Author: I Roy
Office:
Drawing: I Roy
Scale: 1:3500
Projection: UTM Zone 18 (NAD 83)
0 25 50 100
metres



690 200 mE
690 300 mE
690 400 mE
690 500 mE
690 600 mE
690 700 mE
690 800 mE
690 900 mE
691 000 mE
5 930 800 mN
5 930 700 mN
5 930 600 mN
5 930 500 mN
Corridor de déformation
et d'altération
1,75 g/t Au/1m
2,32 g/t Au/3m
1,2 g/t Au/2m
2,13 g/t Au sur 3,0m
Indice Petitpas
52,87 g/t Au/2m
0,6 g/t Au/1m
4.36 g/t Au / 1m
1,14 g/t Au/1m
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Indice aurifère en rainure
Indice aurifère échantillon choisi (grab)
Bloc aurifère
Virginia Mines
Géologie du secteur Petitpas
Projet Nichicun
Campagne 2011
Figure 6
Date:8/6/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:3500
Projection: UTM Zone 18 (NAD 83)
0
25
50
100
metres


690 500 mE
691 000 mE
691 500 mE
692 000 mE
692 500 mE
693 000 mE
693 500 mE
694 000 mE
5 932 000 mN
5 931 500 mN
5 931 000 mN
5 930 500 mN
5 930 000 mN
5 929 500 mN
Virginia Mines
Localisation des décapages
et levé magnétique (champ total)
Projet Nichicun
Campagne 2011
Figure 7
0
125
250
500
metres



Légende
Affleurement
Bloc
Échantillon
Contour de la propriété
Pour les détails voir la figure 10
Virginia Mines
Projet Nichicun
Figure 8
Localisation des affleurements
et blocs
0
250
500
1000


Pour les détails voir la figure 11
Légende
Affleurement
Bloc
Échantillon
Contour de la propriété
Virginia Mines
Projet Nichicun
Figure 9
Localisation des
échantillons de roche
0
250
500
1000
mètres


Légende
Affleurement
Bloc
Échantillon
Contour de la propriété
Virginia Mines
Projet Nichicun
Figure 10
Localisation des affleurements
et blocs (grille)
0
75
150
300
metres


Légende
Affleurement
Bloc
Échantillon
Contour de la propriété
Virginia Mines
Projet Nichicun
Figure 11
Localisation des
échantillons de roche
(grille)
0
75
150
300
metres


692 655 mE
692 660 mE
692 665 mE
692 670 mE
692 675 mE
692 680 mE
692 685 mE
692 690 mE
5 930 940 mN
5 930 935 mN
5 930 930 mN
5 930 925 mN
5 930 920 mN
2,48 g/t Au / 6m
234123
234122
234121
234120
234119
234118
234117
234116
234115
234114
234113
234112
234111
234110
234109
234108
234107
234106
234105
234104
234103
234102
234101
250977
250976
250974
250973
250972
250971
250970
250969
250968
250967
250966
250965
250964
250963
250962
250961
250960
250959
250958
250957
250956
250955
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Date: 7/6/2012
Author: I.Roy
Office
Drawing: I.Roy
Scale: 1:100
Tranchée NC2010TR-001
Indice Portageur
Projet Nichicun
Campagne 2011
Figure 12
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
metres



5 931 000 mN
5 930 995 mN
5 930 990 mN
5 930
5 930 9
5 930 9
692 665 mE
692 670 mE
692 675 mE
692 680 mE
692 685 mE
692 690 mE
0,48 g/t Au / 1m
1,17 g/t Au /6m (2010)
Texture a wisp
234047
234046
234045
234044
234043
234042
234041
234040
234039
234038
234037
234036
234035
234034
234033
234032
234031
234030
234029
234028
234027
234026
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux
(voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2010TR-003
Projet Nichicun
Campagne 2011
Figure 13
Date 7/5/2012
Author: I.Roy
Office
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



1,75 g/t Au/1m (2010)
2,32 g/t Au/3m (2010)
0,6 g/t Au/1m
5 930 560 mN
5 930 550 mN
5 930 540 mN
5 930 520 mN
235738
235739
235740
235744
235745
235746
235747
235749
235561
235562
235563
235564
235565
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2010TR-006
Projet Nichicun
Campagne 2011
Figure 14
Date:6/5/2012
Author: I Roy
Office:
Drawing: I Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
2,5
5
metres



LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
1,2 g/t Au/2m
52,87 g/t Au/2m (2010)
Virginia Mines
Tranchée NC2010TR-007
Projet Nichicun
Campagne 2011
Figure 15
Date 6/5/2012
Author. I.Roy
Office
Drawing I.Roy
Scale. 1:100
Projection: UTM Zone 18 (NAD 83)
0 2,5 5
metres


Virginia Mines
Tranchee NC2011TR-012
Projet Nichicun
Campagne 2011
Figure 16
LEGENDE
Roche volcanique felsique (V1)
Andesite (V2)
Basalte (V3)
Gabbro (I3)
Unite ultramafique (I4-V4)
Formation de fer (S9)
Arenite (S2)
Wacke (S3)
Conglomérat (S4)
Zone mineralisee (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifferencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
0,92 g/t Au / 1m
5.931.070 mN
5.931.065 mN
5.931.060 mN
5.931.055 mN
5.931.050 mN
5.931.045 mN
5.931.040 mN
5.931.035 mN
5.931.030 mN
5.931.025 mN
5.931.020 mN
692.780 mE
692.785 mE
692.790 mE
692.795 mE
692.800 mE
692.805 mE
692.810 mE
692.820 mE
234024
234023
234022
234021
234020
234019
234018
234017
234016
234015
234014
234013
234012
234011
234010
234009
234008
234007
234006
234005
234004
234003
234002
234001
251459
251460
251461
251462
251463
251464
251465
251466
251467
251468
251469
251470
251471
251472
251473
251474
251476
251477
251478
251479
251480
251481
251482
251483
251484
251485
251486
251487
251488
251489
251490


692 585 mE
692 590 mE
692 595 mE
692 600 mE
5 930 970 mN
5 930 965 mN
5 930 960 mN
5 930 955 mN
5 930 950 mN
5 930 945 mN
234069
234068
234067
234066
234065
234064
234063
234062
234061
234060
234059
234058
234057
234056
234055
234054
234053
234051
234050
234049
234048
235942
235941
235940
235939
235938
235937
235936
235935
234155
234156
234157
234158
234159
234161
234162
44
33
33
31
18
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-013
Projet Nichicun
Campagne 2011
Figure 17
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres


692 485 mE
692 490 mE
692 495 mE
692 500 mE
5 930 915 mN
5 930 910 mN
5 930 905 mN
5 930 900 mN
251430
251429
251428
251427
251426
251424
251423
251422
251421
251420
251419
251418
251417
251416
251415
251414
251413
251412
251411
251410
251409
251408
251407
251406
251405
251404
251403
251402
251401
LEGENDE
Roche volcanique felsique (V1)
Andesite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arenite (S2)
Wacke (S3)
Conglomérat (S4)
Zone mineralisee (DS, F1, F2)
Zone d'alteration (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifferencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains, boue, eau
Légende symboles structuraux (voir MB 96-28)
Echantillon
Virginia Mines
Date 7/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale: 1:100
Tranchée NC2011TR-014
Projet Nichicun
Campagne 2011
Figure 18
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres



LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unite ultramafique (I4-V4)
Formation de fer (S9)
Arenite (S2)
Wacke (S3)
Conglomerat (S4)
Zone mineralisee (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifferencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
1,48 g/t Au / 1m
1,5 g/t Au / 1m
Virginia Mines
Tranchée NC2011TR-015
Projet Nichicun
Campagne 2011
Figure 19
Date:7/5/2012
Author: I.Roy
Office.
Drawing: I Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0 2.5 5
metres


5 930 685 mN
5 930 680 mN
5 930 675 mN
5 930 670 mN
5 930 665 mN
5 930 660 mN
5 930 655 mN
5 930 650 mN
5 930 645 mN
692 455 mE
692 460 mE
692 465 mE
692 470 mE
692 475 mE
692 480 mE
692 485 mE
692 490 mE
692 495 mE
251444
251445
251446
251447
251458
251448
251449
251451
251452
251453
251454
251455
251456
251457
251443
251442
251441
251440
251439
251438
251437
251436
251435
251434
251433
251432
251431
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-016
Projet Nichicun
Campagne 2011
Figure 20
0
1
2
4



5 931 425 mN
5 931 420 mN
5 931 415 mN
5 931 410 mN
5 931 405 mN
5 931 400 mN
693 070 mE
693 075 mE
693 080 mE
693 085 mE
693 095 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
234401
234402
234149
234148
234147
234146
234145
234144
234143
234142
234140
234139
234138
234137
234136
234135
234134
234133
234132
234131
234130
234141
234129
234128
234127
234126
Virginia Mines
Tranchée NC2011TR-017
Projet Nichicun
Campange 2011
Figure 21


693 165 mE
693 170 mE
693 175 mE
693 180 mE
693 185 mE
5 931 050 mN
5 931 045 mN
5 931 040 mN
5 931 035 mN
5 931 020 mN
5 931 015 mN
234169
234170
234171
234172
234173
234174
234175
234176
234177
234178
234179
234180
234181
234182
234183
234184
234185
234186
234187
234188
234189
234190
234191
234192
234193
234194
234195
234196
234197
234198
234199
235101
235102
235103
235104
235105
235106
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-019
Projet Nichicun
Campagne 2011
Figure 23


693 280 mE
693 285 mE
693 290 mE
693 295 mE
693 300 mE
5 930 895 mN
5 930 890 mN
5 930 885 mN
5 930 880 mN
5 930 875 mN
251491
251492
251493
251494
251496
251497
251495
251498
251499
251101
251102
251103
251104
251105
251106
251107
251108
251109
251110
251111
251112
251113
251114
251115
251116
251117
251118
251119
251120
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-020
Projet Nichicun
Campagne 2011
Figure 24
Office



5 930 535 mN
5 930 530 mN
5 930 525 mN
5 930 510 mN
693 335 mE
693 340 mE
693 345 mE
693 350 mE
234410
234409
234408
234407
234406
234405
234404
234403
40
71
63
15
69
56
71
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-021
Projet Nichicun
Campagne 2011
Figure 25
Date 7/5/2012
Author: I.Roy
Office
Drawing. I.Roy
Scale: 1:100
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres


692 965 mE
692 970 mE
692 975 mE
mE
5 930 315 mN
5 930 310 mN
5 930 305 mN
5 930 300 mN
235460
235459
235458
235457
235456
235455
235454
235453
235452
235451
234449
234448
234447
234446
234445
234444
234443
234442
234441
234440
234439
234438
234437
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-022
Projet Nichicun
Campagne 2011
Figure 26
Date: 7/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



5 930 395 mN
692 710 mE
692 715 mE
5 930 390 mN
5 930 385 mN
5 930 380 mN
5 930 375 mN
5 930 370 mN
234436
234424
234426
234427
234428
234429
234430
234431
234432
234433
234434
234435
234423
234422
234421
234420
234419
234418
234417
234416
234415
234414
234413
234412
234411
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains, boue, eau
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-023
Projet Nichicun
Campagne 2011
Figure 27
Date: 7/5/2012
Author: I.Roy
Office
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
metres



5 930 790 mN
5 930 780 mN
5 930 770 mN
5 930 760 mN
5 930 750 mN
5 930 740 mN
691320 mE
691330 mE
691340 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Zone de faille à N345
Virginia Mines
Tranchée NC2011TR-024
Projet Nichicun
Campagne 2011
Figure 28
Date: 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
2,5
5
metres


LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Zone de faille à N345
Virginia Mines
Tranchée NC2011TR-024
Projet Nichicun
Campagne 2011
Figure 28
Date 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
2,5
5
metres



691 250 mE
691 255 mE
691 260 mE
691 270 mE
5 930 870 mN
5 930 865 mN
5 930 860 mN
5 930 855 mN
5 930 850 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
235094
235093
235092
235091
235090
235089
235088
235087
235086
235085
235084
235083
235082
235081
235080
235079
235078
235077
235076
235074
235073
235072
85
70
68
Virginia Mines
Tranchée NC2011TR-025
Projet Nichicun
Campagne 2011
Figure 29
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
mètres


LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomerat (S4)
Zone mineralisee (DS, F1, F2)
Zone d'alteration (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Échantillon
251149
235095
235096
235097
235098
235099
235100
235501
235502
235503
235504
235505
235506
235507
235508
235509
235510
235511
235512
235513
235514
235515
235516
235517
235518
235519
235520
235521
235522
235523
235524
235527
235528
235529
235530
235531
235534
235535
235536
235537
235538
235539
235540
235541
235542
235543
235544
235545
235546
235547
235548
235549
235551
235552
235553
235554
235555
235556
235557
235558
235559
235560
Virginia Mines
Tranchée NC2011TR-026
Projet Nichicun
Campagne 2011
Figure 30


5 930 490 mN
5 930 485 mN
5 930 480 mN
5 930 475 mN
5 930 470 mN
5 930 465 mN
5 930 460 mN
5 930 455 mN
690 525 mE
690 530 mE
690 535 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
235107
235108
235109
235110
235111
235112
235113
235114
235115
235116
235117
235118
235119
235120
235121
235122
235123
235124
235126
235127
235128
235129
235130
235131
235132
235133
235134
235135
235136
235137
235138
235139
235140
235141
34
18
35
17
80
45
Virginia Mines
Tranchée NC2011TR-027
Projet Nichicun
Campagne 2011
Figure 31
0
1
2
4
metres


5 930 440 mN
5 930 435 mN
5 930 430 mN
5 930 425 mN
5 930 420 mN
5 930 415 mN
5 930 410 mN
5 930 405 mN
690 475 mE
690 480 mE
690 485 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
235142
235143
235144
235145
235146
2,04 g/t Au /2m
235147
235148
235149
235801
235802
235803
235804
235805
235806
235807
235808
235809
235810
235811
4,6 g/t Au / 1m
1,14 g/t Au/1m
235812
235813
235814
235815
235816
235817
235818
235819
235820
235821
Virginia Mines
Tranchée NC2011TR-028
Projet Nichicun
Campagne 2011
Figure 32
mètres


690 400 mE
690 405 mE
690 410 mE
690 415 mE
690 420 mE
5 930 320 mN
5 930 315 mN
5 930 310 mN
5 930 305 mN
5 930 300 mN
5 930 295 mN
5 930 290 mN
235684
235685
235686
235687
235688
235689
235690
235691
235692
235693
235694
235695
235696
235697
235698
235699
235901
235902
235903
235904
235905
235906
235907
235908
235909
235910
235911
235912
235913
35
65
30
44
0,71 g/t Au/1m
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-029
Projet Nichicun
Campagne 2011
Figure 33
0
1
2
4
metres


5 930 250 mN
690 330 mE
690 335 mE
690 340 mE
5 930 245 mN
5 930 240 mN
5 930 235 mN
5 930 230 mN
5 930 225 mN
235831
235832
235833
233834
235840
235841
235835
235836
235837
235838
235839
235842
235843
235844
235845
235846
235847
235848
235849
235651
235652
235653
235654
235657
235655
235656
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011-TR-030
Projet Nichicun
Campange 2011
Figure 34
Date:6/5/2012
Author: I.Roy
Office:
Drawing: I Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



690 410 mE
690 415 mE
690 420 mE
690 425 mE
5 930 150 mN
5 930 145 mN
5 930 140 mN
5 930 135 mN
5 930 130 mN
5 930 125 mN
5 930 120 mN
5 930 115 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
235658
235659
235660
235661
235662
235663
235664
235665
235666
235667
235668
235669
235670
235671
235672
235673
235674
235676
235677
235678
235679
235680
235681
235682
235683
41
Virginia Mines
Tranchée NC2011TR-031
Projet Nichicun
Campagne 2011
Figure 35
mètres


5 930 555 mN
690 525 mE
690 530 mE
690 535 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
235914
235915
235916
235917
235918
235919
235920
235921
235922
235923
235924
235926
235927
235928
235929
235930
235931
235932
235933
235934
5 930 540 mN
5 930 535 mN
5 930 530 mN
Virginia Mines
Tranchée NC2011TR-032
Projet Nichicun
Campagne 2011
Figure 36
Date 6/5/2012
Author: I.Roy
Office.
Drawing. I.Roy
Scale: 1:100
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres


LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
1,32 g/t Au /1m
0,69 g/t Au /1m
Texture bréchique
Texture a wisp
692 630 mE
692 640 mE
692 650 mE
692 670 mE
5 930 920 mN
5 930 910 mN
250919
250918
250917
250916
250915
250914
250913
250912
250911
250910
250909
250908
250907
250906
250905
250904
250999
250998
250997
250996
250995
250994
250993
250992
250991
250990
250989
250988
250987
250986
250985
250984
250983
250982
250981
250980
250979
250978
256179
256178
256177
256176
Virginia Mines
Tranchée NC2011TR-033
Projet Nichicun
Campagne 2011
Figure 37
Date:7/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
2,5
5
metres



692 625 mE
692 630 mE
692 635 mE
692 640 mE
5 930 870 mN
5 930 865 mN
5 930 860 mN
5 930 855 mN
5 930 850 mN
250931
250932
250933
250934
45
75
250929
250928
250927
250926
250924
81
250923
73
250922
250921
250920
65
250930
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-034
Projet Nichicun
Campagne 2011
Figure 38
Date: 7/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
metres



692 955 mE
692 960 mE
692 965 mE
692 970 mE
692 975 mE
692 980 mE
692 985 mE
5 931 310 mN
5 931 305 mN
5 931 300 mN
5 931 280 mN
1,22 g/t Au / 8m
inc. 3,44 g/t Au /2m
234470
234469
234468
234467
234466
234465
234464
234463
234462
234461
234460
234459
234458
234457
234456
234455
234454
234453
234452
234451
250949
250948
250947
250946
250945
250944
250943
250942
250941
250940
250939
250938
250937
250936
250935
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-035
Indice Portageur Est
Projet Nichicun
Campagne 2011
Figure 39


692 875 mE
692 880 mE
692 885 mE
5 931 235 mN
5 931 230 mN
5 931 225 mN
5 931 220 mN
5 931 215 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
37
35
235166
235167
235168
235169
235170
235171
235172
235173
235174
Virginia Mines
Tranchée NC2011TR-036
Projet Nichicun
Campagne 2011
Figure 40
Date 6/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale: 1:100
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres


5 931 245 mN
692 895 mE
692 900 mE
692 905 mE
692 910 mE
5 931 240 mN
0,73 g/t Au /1m
234488
234487
234486
40
234485
5 931 235 mN
234484
234483
25
234482
234481
234480
234479
234478
45
234477
5 931 230 mN
234476
234474
234473
35
16
70
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
5 931 220 mN
Virginia Mines
Date 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Tranchée NC2011TR-037
Projet Nichicun
Campagne 2011
Figure 41
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres



692 905 mE
692 910 mE
692 915 mE
692 920 mE
692 925 mE
692 930 mE
5 931 260 mN
5 931 255 mN
5 931 250 mN
5 931 235 mN
0,45 g/t Au / 5m
234207
234206
234205
30
234204
234203
234202
234201
234499
234498
234497
234496
234495
234494
234493
234492
234491
234490
234489
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-038
Projet Nichicun
Campagne 2011
Figure 42


1,41 g/t Au/2m
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (DS, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-039
Projet Nichicun
Campagne 2011
Figure 43
0
2,5
5



LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
5.931.430 mN
5.931.420 mN
5.931.410 mN
5.931.400 mN
5.931.390 mN
5.931.380 mN
235479
235478
235477
235475
235474
235473
235472
235471
235470
235469
235468
235467
235466
235465
235464
235463
235462
235461
235199
235198
235197
235196
235195
235194
235193
235192
235191
235190
235189
235188
235187
235186
235185
235184
235183
235182
235181
235180
235179
235178
235177
235176
Virginia Mines
Tranchee NC2011TR-040
Projet Nichicun
Campagne 2011
Figure 44



5 930 865 mN
5 930 860 mN
5 930 855 mN
692 670 mE
692 675 mE
692 680 mE
692 685 mE
34
38
43
256172
256173
256174
256168
256169
256170
256171
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-041
Projet Nichicun
Campagne 2011
Figure 45
Date:7/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale: 1:100
Projection. UTM Zone 18 (NAD 83)
0
1
2
4
metres


692 560 mE
692 570 mE
692 580 mE
692 590 mE
692 600 mE
5 930 830 mN
5 930 820 mN
5 930 810 mN
5 930 800 mN
5 930 790
5 930 780 m
254680
254678
254677
254676
254675
254674
254673
254672
254671
254670
254669
254668
254667
254666
254665
254664
254663
254662
254661
254660
254659
254658
254657
254656
254655
254654
254653
254652
254651
235499
235498
235497
235496
235495
235494
235493
235492
235491
235490
235489
235488
235487
235486
235485
235484
235483
235482
235481
235480
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-042
Projet Nichicun
Campagne 2011
Figure 46
0
1
2
4
mètres



691 410 mE
691 420 mE
691 430 mE
691 440 mE
5 931 080 mN
5 931 070 mN
5 931 060 mN
5 931 050 mN
5 931 040 mN
5 931 030 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
233543
233542
233541
233540
233539
233538
233537
233536
233535
233534
233533
233532
233531
233530
233529
233528
233527
233525
233524
233523
233522
233521
233520
233519
233518
233516
233515
233514
233512
233511
233510
233509
233508
233507
233506
233505
233504
256198
256197
256196
256195
256194
256193
256192
256191
256190
256189
256188
256187
256186
256185
256184
256183
256182
256181
Virginia Mines
Tranchée NC2011TR-043
Projet Nichicun
Campagne 2011
Figure 47
Date:6/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale: 1:100
Projection. UTM Zone 18 (NAD 83)
0
2,5
5
metres



690 460 mE
690 465 mE
690 470 mE
690 475 mE
690 480 mE
690 485 mE
690 490 mE
690 495 mE
930 240 mN
930 235 mN
930 230 mN
930 225 mN
930 220 mN
Fractures injectées de PO-QZ
75
20
20
Zone faillée avec un mouvement apparent vertical normal
254692
254693
254686
254685
254697
254696
254695
254694
254691
254690
254689
254688
254687
254684
254683
254682
76
15
15
30
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-044
Projet Nichicun
Campagne 2011
Figure 48
Date.6/5/2012
Author. I Roy
Office
Drawing. I Roy
Scale. 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



5 930 060 mN
5 930 055 mN
5 930 050 mN
5 930 045 mN
5 930 040 mN
5 930 035 mN
690 645 mE
690 650 mE
690 655 mE
690 660 mE
690 665 mE
Zone de faille
254712
254711
254710
254709
254708
254707
254706
254705
254704
254703
254702
254701
254699
254698
LEGENDE
Roche volcanique felsique (V1)
Andesite (V2)
Basalte (V3)
Gabbro (I3)
Unite ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique
indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-045
Projet Nichicun
Campagne 2011
Figure 49
0
1
2
4
metres



690 735 mE
690 740 mE
690 745 mE
690 750 mE
690 755 mE
690 765 mE
5 929 950 mN
5 929 945 mN
5 929 940 mN
5 929 935 mN
5 929 930 mN
5 929 925 mN
5 929 920 mN
5 929 915 mN
5 929 910 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
254767
254766
254765
254764
254763
254762
254761
254760
254759
254758
254757
254756
254755
254754
254753
254752
254751
233549
233548
233547
233546
233545
233544
24
26
31
Virginia Mines
Tranchée NC2011TR-04
Projet Nichicun
Campagne 2011
Figure 50
0
1
2
4
mètres



690 860 mE
690 865 mE
690 870 mE
690 875 mE
690 880 mE
5 930 230 mN
5 930 225 mN
5 930 220 mN
5 930 215 mN
5 930 210
5 930 205
5 930 200 mN
254713
254714
254715
254716
254717
254718
254719
254720
254721
254722
254723
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-047
Projet Nichicun
Campagne 2011
Figure 51
Date 6/5/2012
Author: I Roy
Office:
Drawing: I Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres


5 930 445 mN
5 930 440 mN
5 930 435 mN
5 930 430 mN
5 930 425 mN
5 930 420 mN
5 930 415 mN
5 930 410 mN
691 210 mE
691 215 mE
691 220 mE
691 225 mE
230 mE
691 235 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
50
45
254768
254769
254771
254772
254773
254774
254775
254776
254778
254779
254780
254781
254782
254783
254784
254785
254786
254787
254788
254789
254790
254791
254792
254793
254794
Virginia Mines
Tranchée NC2011TR-049
Projet Nichicun
Campagne 2011
Figure 53
0
1
2
4
mètres



690 625 mE
690 630 mE
0 635 mE
690 640 mE
5 930 670 mN
5 930 665 mN
5 930 660 mN
5 930 655 mN
5 930 650 mN
5 930 645 mN
254840
55
254839
254838
LEGENDE
Roche volcanique felsique (V1)
Andesite (V2)
Basalte (V3)
Gabbro (I3)
Unite ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomerat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifferencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Echantillon
Virginia Mines
Tranchée NC2011TR-051
Projet Nichicun
Campagne 2011
Figure 55
Date 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



690 850 mE
690 855 mE
690 860 mE
690 865 mE
690 870 mE
690 875 mE
690 880 mE
5 930 560 mN
5 930 555 mN
5 930 550 mN
5 930 545 mN
5 930 540 mN
5 930 535 mN
5 930 530 mN
5 930 525 mN
5 930 520 mN
254795
254796
254797
254798
254799
254801
254802
254803
254804
254805
254806
254807
254808
254809
254810
254811
254812
254813
254814
254815
254816
254817
254818
254819
254820
254821
254822
254823
254824
254826
254827
254828
254830
254831
254832
254833
254834
254835
254836
254837
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-050
Projet Nichicun
Campagne 2011
Figure 54
metres



691 165 mE
691 170 mE
691 175 mE
691 180 mE
691 185 mE
5 930 495 mN
5 930 490 mN
5 930 485 mN
5 930 480 mN
5 930 475 mN
5 930 470 mN
5 930 465 mN
5 930 460 mN
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
254725
254726
254727
85
50
254728
254729
254730
254731
254732
65
254733
254734
254735
254736
254737
254738
254739
254740
254741
254742
254743
254744
254745
254746
60
254747
254748
254749
Virginia Mines
Tranchée NC2011TR-048
Projet Nichicun
Campagne 2011
Figure 52
metres


(691.535mE
(691.540mE
(691.545mE
(691.555mE
5.931.300 mN
5.931.295 mN
5.931.290 mN
5.931.285 mN
254857
254856
254855
254854
254853
254852
254851
254849
254848
254847
254846
254845
254844
254843
254842
254841
30
50
55
55
60
60
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-052
Projet Nichicun
Campange 2011
Figure 56
Date 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale. 1:100
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
metres



691 870 mE
691 875 mE
691 880 mE
691 885 mE
691 890 mE
5 931 210 mN
5 931 205 mN
5 931 200 mN
5 931 195 mN
5 931 190 mN
5 931 185 mN
254858
254859
254860
254861
254862
254863
254864
254865
254866
254867
254868
254869
254870
254871
254872
254873
254874
254876
254877
254878
254879
254880
254881
254882
254883
254884
254885
254886
55
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-053
Projet Nichicun
Campagne 2011
Figure 57
Date:6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



5 931 445 mN
692 205 mE
692 210 mE
692 215 mE
692 220 mE
5 931 440 mN
5 931 435 mN
5 931 420 mN
254887
254888
254889
254890
254891
254892
254893
254894
254895
26
65
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Échantillon
Virginia Mines
Tranchée NC2011TR-054
Projet Nichicun
Campagne 2011
Figure 58
Date 6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres


692 660 mE
692 665 mE
692 670 mE
692 680 mE
5 932 145 mN
5 932 140 mN
5 932 135 mN
5 932 130 mN
254926
254924
254923
254922
254921
254920
254919
254918
254917
254916
254915
254914
254913
254912
254911
254910
254909
254908
254907
254906
254905
254904
254903
254902
254901
40
7
36
15
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-055
Projet Nichicun
Campagne 2011
Figure 59
Date:6/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale. 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres


692 990 mE
692 995 mE
693 000 mE
693 005 mE
693 015 mE
5 932 325 mN
5 932 320 mN
5 932 315 mN
254976
254974
254973
254972
254971
254970
254969
254968
254967
254966
254965
254964
254963
254962
254961
254960
254959
254958
254957
254956
254955
254954
254953
254952
254951
40
33
30
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
Virginia Mines
Tranchée NC2011TR-056
Projet Nichicun
Campagne 2011
Figure 60
Date:6/5/2012
Author: I.Roy
Office.
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0 1 2 4
metres



Virginia Mines
Tranchée NC2011TR-057
Projet Nichicun
Campagne 2011
Figure 61
Date:6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres
692 965 mE
692 970 mE
692 975 mE
692 980 mE
692 990 mE
5 931 975 mN
254980
254979
254978
254977
88
57
254948
254949
254947
254943
254942
254941
254940
56
254946
254945
254944
254934
254933
254931
254932
48
254939
254938
254937
254936
254935
254930
254929
60
254928
254927
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux
(voir MB 96-28)
Échantillon


5 931 830 mN
5 931 825 mN
5 931 820 mN
5 931 815 mN
5 931 810 mN
692 915 mE
692 920 mE
692 925 mE
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux (voir MB 96-28)
Échantillon
254995
254994
43
254993
254992
254991
254990
254989
254988
254987
35
254986
254985
254984
254983
254982
32
254981
Virginia Mines
Tranchée NC2011TR-058
Projet Nichicun
Campagne 2011
Figure 62
Date 8/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres



Virginia Mines
Tranchée NC2011TR-059
Projet Nichicun
Campange 2011
Figure 63
Date:6/5/2012
Author: I.Roy
Office:
Drawing: I.Roy
Scale: 1:100
Projection: UTM Zone 18 (NAD 83)
0
1
2
4
metres
693 105 mE
693 110 mE
693 115 mE
693 120 mE
5 931 600 mN
5 931
5 931
5 931
254996
254997
254998
254999
255154
255155
255156
255157
255158
255159
255160
255161
255162
255163
255164
255165
255166
255167
255168
75
40
LEGENDE
Roche volcanique felsique (V1)
Andésite (V2)
Basalte (V3)
Gabbro (I3)
Unité ultramafique (I4-V4)
Formation de fer (S9)
Arénite (S2)
Wacke (S3)
Conglomérat (S4)
Zone minéralisée (D$, F1, F2)
Zone d'altération (M15)
Pegmatite (I1G)
Gneiss tonalitique (M3-I1D)
Intrusif felsique indifférencié (socle) (M3-I1)
Diabase (I3)
Schiste (M8)
Veine QZ
Faille
Cisaillement
Paroi verticale
Morts-terrains
Légende symboles structuraux
(voir MB 96-28)
Échantillon

ANNEXE 1: LISTE DES TITRES MINIERS, PROJET NICHICUN

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

ANNEXE 2: LISTE DES ABRÉVIATIONS, PROJET NICHICUN

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08
SIGEOM	Texture	AN	Anastomosé	PRO2000-08
SIGEOM	Texture	AR	Antirapakivi	PRO2000-08
SIGEOM	Texture	AP	Aphanitique	PRO2000-08
SIGEOM	Texture	AY	Apophyse (en)	PRO2000-08
SIGEOM	Texture	AS	Arborescent	PRO2000-08
SIGEOM	Texture	AU	Autoclastique	PRO2000-08
SIGEOM	Texture	XX	Autres	PRO2000-08
SIGEOM	Texture	BA	Bancs (en)	PRO2000-08
SIGEOM	Texture	BM	Bandes de cimentation	PRO2000-08
SIGEOM	Texture	BS	Basal(e)	PRO2000-08
SIGEOM	Texture	BE	Birds eyes	PRO2000-08
SIGEOM	Texture	BI	Biseau	PRO2000-08
SIGEOM	Texture	BL	Blocs (à)	PRO2000-08
SIGEOM	Texture	BU	Bordure / limite de coulée	PRO2000-08
SIGEOM	Texture	BV	Botryoïdal	PRO2000-08
SIGEOM	Texture	BO	Boudinage	PRO2000-08
SIGEOM	Texture	BC	Brèche à coussins ordinaires isolés	PRO2000-08
SIGEOM	Texture	BG	Brèche à coussins peu serrés	PRO2000-08
SIGEOM	Texture	BF	Brèche à méga-coussins isolés	PRO2000-08
SIGEOM	Texture	BB	Brèche à mini-coussins isolés	PRO2000-08
SIGEOM	Texture	BQ	Brèche de coulée / Brèche de lave	PRO2000-08
SIGEOM	Texture	BH	Brèche de coussins désagrégés / brisés	PRO2000-08
SIGEOM	Texture	BK	Brèche de coussins fragmentés	PRO2000-08
SIGEOM	Texture	BN	Brèche d'intrusion	PRO2000-08
SIGEOM	Texture	BP	Brèche pyroclastique	PRO2000-08
SIGEOM	Texture	BT	Brèche tectonique	PRO2000-08
SIGEOM	Texture	BR	Bréchique / Brèche	PRO2000-08
SIGEOM	Texture	BY	Broyage	PRO2000-08
SIGEOM	Texture	CA	Cailloux 4-64 mm	PRO2000-08
SIGEOM	Texture	PK	Cailloux alignés «pebble stringers»	PRO2000-08
SIGEOM	Texture	CN	Cannelure	PRO2000-08
SIGEOM	Texture	CQ	Cataclastique	PRO2000-08
SIGEOM	Texture	CE	Cendre (à)	PRO2000-08
SIGEOM	Texture	VP	Centre volcanique/ faciès proximal	PRO2000-08
SIGEOM	Texture	DN	Cheminée d'alimentation (dyke nourricier)	PRO2000-08
SIGEOM	Texture	CV	Cheminée volcanique	PRO2000-08
SIGEOM	Texture	CH	Chenal	PRO2000-08
SIGEOM	Texture	CD	Chenal d'érosion (à)	PRO2000-08
SIGEOM	Texture	CG	Chenalisé	PRO2000-08
SIGEOM	Texture	CS	Cisaillé(e)	PRO2000-08
VIA	Texture	CIS	Cisaillement	
SIGEOM	Texture	JC	Columnaire/ (joints en colonnes)	PRO2000-08
SIGEOM	Texture	CB	Convolutions (à)	PRO2000-08
SIGEOM	Texture	KO	Coronitique	PRO2000-08
SIGEOM	Texture	NM	Coulé massive à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	CL	Coulée	PRO2000-08
SIGEOM	Texture	NC	Coulée coussinée à noyaux saussuritisés	PRO2000-08
SIGEOM	Texture	FZ	Coulée fragmentée	PRO2000-08
SIGEOM	Texture	CK	Coulée massive	PRO2000-08
SIGEOM	Texture	CZ	Coulée massive à surface coussinée	PRO2000-08
SIGEOM	Texture	CW	Coulée massive grenue et/ou partie basale grenue de coulée	PRO2000-08
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	CO	Coussiné (coussins)	PRO2000-08
SIGEOM	Texture	XP	Coussins allongés	PRO2000-08
SIGEOM	Texture	FP	Coussins aplatis	PRO2000-08
SIGEOM	Texture	MD	Coussins en molaire	PRO2000-08
SIGEOM	Texture	CF	Coussins fragmentés	PRO2000-08
SIGEOM	Texture	CI	Coussins isolés	PRO2000-08
SIGEOM	Texture	CJ	Coussins jointifs	PRO2000-08
SIGEOM	Texture	CT	Crescumulat	PRO2000-08
SIGEOM	Texture	CR	Cristalloblastique	PRO2000-08
SIGEOM	Texture	CX	Cristaux (en)	PRO2000-08
SIGEOM	Texture	CP	Cryptalguaire	PRO2000-08
SIGEOM	Texture	CU	Cumulat (à)	PRO2000-08
SIGEOM	Texture	CM	Cumulite	PRO2000-08
SIGEOM	Texture	DS	Cupules («dish structure»)	PRO2000-08
SIGEOM	Texture	CY	Cyclique(Cyclicité)	PRO2000-08
SIGEOM	Texture	DG	Désagrégés / brisés	PRO2000-08
SIGEOM	Texture	DQ	Diabasique	PRO2000-08
SIGEOM	Texture	DB	Diablastique	PRO2000-08
SIGEOM	Texture	DC	Diaclasé	PRO2000-08
SIGEOM	Texture	DR	Direction de courant	PRO2000-08
SIGEOM	Texture	DE	Direction d'écoulement de coulés	PRO2000-08
SIGEOM	Texture	DD	Discordance	PRO2000-08
SIGEOM	Texture	DK	Drusique	PRO2000-08
SIGEOM	Texture	DU	Dunes	PRO2000-08
SIGEOM	Texture	DW	Durchbewegung	PRO2000-08
SIGEOM	Texture	SB	Échappement (structure d')	PRO2000-08
SIGEOM	Texture	ED	Écharde	PRO2000-08
SIGEOM	Texture	EO	Écoulement (structure d')	PRO2000-08
SIGEOM	Texture	EF	Effondrement (structure d')	PRO2000-08
SIGEOM	Texture	EL	Empreinte de cannelures	PRO2000-08
SIGEOM	Texture	EC	Empreinte de charge (« load cast»)	PRO2000-08
SIGEOM	Texture	EI	Empreinte d'impact	PRO2000-08
SIGEOM	Texture	EE	En échelon	PRO2000-08
SIGEOM	Texture	ES	En festons	PRO2000-08
SIGEOM	Texture	EN	Enclave	PRO2000-08
SIGEOM	Texture	EM	Encroûtement («crustification»)	PRO2000-08
SIGEOM	Texture	EP	Épiclastique	PRO2000-08
SIGEOM	Texture	EQ	Équigranulaire	PRO2000-08
SIGEOM	Texture	ER	Excroissances	PRO2000-08
SIGEOM	Texture	EX	Extrusif (ve)	PRO2000-08
SIGEOM	Texture	FJ	Faille intra-formationnelle	PRO2000-08
SIGEOM	Texture	FV	Faille synvolcanique	PRO2000-08
SIGEOM	Texture	FD	Fente de dessication	PRO2000-08
SIGEOM	Texture	FM	Fente de refroidissement	PRO2000-08
SIGEOM	Texture	FI	Fibreux (se)	PRO2000-08
SIGEOM	Texture	FB	Fibroblastique	PRO2000-08
SIGEOM	Texture	FS	Filandré « Flaser »	PRO2000-08
SIGEOM	Texture	FH	Filons-couches cogénitiques (synvolcaniques)	PRO2000-08
SIGEOM	Texture	FE	Flammes	PRO2000-08
SIGEOM	Texture	FL	Flué, par fluage - fluidal	PRO2000-08
SIGEOM	Texture	FL	Fluidal(e) (à structure)	PRO2000-08
SIGEOM	Texture	FT	Flûte («flutecast»)	PRO2000-08
SIGEOM	Texture	FX	Flûte déformée par surcharge	PRO2000-08
SIGEOM	Texture	FO	Folié(e)	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	FF	Fossilifère	PRO2000-08
SIGEOM	Texture	FA	Fracturé(e)	PRO2000-08
SIGEOM	Texture	FC	Fractures radiales dans les coussins	PRO2000-08
SIGEOM	Texture	FG	Fragmenté	PRO2000-08
SIGEOM	Texture	FW	Fragments allongés «monomictes»/monogéniques	PRO2000-08
SIGEOM	Texture	FU	Fragments allongés «polymictic»/polygéniques	PRO2000-08
SIGEOM	Texture	FQ	Fragments aplatis «monomictic»/monogénique	PRO2000-08
SIGEOM	Texture	FK	Fragments aplatis «polymictic»/polygénique	PRO2000-08
SIGEOM	Texture	FR	Frites («pencil structure») (en crayon)	PRO2000-08
SIGEOM	Texture	GA	Galets (à)(64-256 mm)	PRO2000-08
SIGEOM	Texture	GE	Géode	PRO2000-08
SIGEOM	Texture	GB	Gloméroblastique	PRO2000-08
SIGEOM	Texture	GC	Gloméroclastique	PRO2000-08
SIGEOM	Texture	GX	Glomérocristallin(e)	PRO2000-08
SIGEOM	Texture	GH	Gloméroporphyrique	PRO2000-08
SIGEOM	Texture	NR	Gneiss à crayons	PRO2000-08
SIGEOM	Texture	GD	Gneiss droit («straight gneiss»)	PRO2000-08
SIGEOM	Texture	GS	Gneissique	PRO2000-08
SIGEOM	Texture	GW	Gradation densimétrique	PRO2000-08
SIGEOM	Texture	VG	Gradation granulométrique	PRO2000-08
SIGEOM	Texture	GF	Grains fins (à) < 1mm roches ignées	PRO2000-08
SIGEOM	Texture	GG	Grains grossiers (à) >5 mm roches ignées	PRO2000-08
SIGEOM	Texture	GM	Grains moyens (à) 1-5 mm roches ignées	PRO2000-08
SIGEOM	Texture	GT	Grains très fins	PRO2000-08
SIGEOM	Texture	GO	Grains très grossiers	PRO2000-08
SIGEOM	Texture	GR	Granoblastique	PRO2000-08
SIGEOM	Texture	GI	Granoclassement inverse	PRO2000-08
SIGEOM	Texture	GJ	Granoclassement inverse suivi de normal	PRO2000-08
SIGEOM	Texture	GN	Granoclassement normal	PRO2000-08
SIGEOM	Texture	GK	Granoclassement normal suivi d'inverse	PRO2000-08
SIGEOM	Texture	GQ	Granoclastique	PRO2000-08
SIGEOM	Texture	GY	Granophyrique	PRO2000-08
SIGEOM	Texture	GU	Granules (à) (2-4 mm)	PRO2000-08
SIGEOM	Texture	GP	Graphique	PRO2000-08
SIGEOM	Texture	GV	Griffon	PRO2000-08
SIGEOM	Texture	HA	Harrisitic	PRO2000-08
SIGEOM	Texture	HE	Hélicitique	PRO2000-08
SIGEOM	Texture	HU	Hétéradcumulat	PRO2000-08
SIGEOM	Texture	HB	Hétéroblastique	PRO2000-08
SIGEOM	Texture	HK	Hétérogène	PRO2000-08
SIGEOM	Texture	HG	Hétérogranulaire	PRO2000-08
SIGEOM	Texture	HC	Holocristallin(e)	PRO2000-08
SIGEOM	Texture	HH	Holohyalin(e)	PRO2000-08
SIGEOM	Texture	HL	Hololeucocrate	PRO2000-08
SIGEOM	Texture	HM	Holomélanocrate	PRO2000-08
SIGEOM	Texture	HQ	Homéoblastique	PRO2000-08
SIGEOM	Texture	HJ	Homogène	PRO2000-08
SIGEOM	Texture	HT	Homotactique	PRO2000-08
SIGEOM	Texture	HY	Hyaloclastites	PRO2000-08
SIGEOM	Texture	HR	Hyaloclastites remaniées	PRO2000-08
SIGEOM	Texture	HP	Hyalopilitique	PRO2000-08
SIGEOM	Texture	TH	Hyalotuf	PRO2000-08
SIGEOM	Texture	HD	Hypidiomorphe	PRO2000-08
SIGEOM	Texture	HX	Hypocristallin(e)	PRO2000-08

Annexe 2. Liste des abréviations

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	IM	Imbrication de cailloux, blocs	PRO2000-08
SIGEOM	Texture	IP	Imprégnation	PRO2000-08
SIGEOM	Texture	IS	Intersertale	PRO2000-08
SIGEOM	Texture	IT	Intraclastes (à)	PRO2000-08
SIGEOM	Texture	IR	Intraformationnel(le)	PRO2000-08
SIGEOM	Texture	IU	Intrusif(ve) / injection	PRO2000-08
SIGEOM	Texture	IC	Iridescence	PRO2000-08
SIGEOM	Texture	IL	Isolés	PRO2000-08
SIGEOM	Texture	JC	Joints en colonnes	PRO2000-08
SIGEOM	Texture	KR	Karstique	PRO2000-08
SIGEOM	Texture	LU	Labradorescence	PRO2000-08
SIGEOM	Texture	LA	Laminaire (laminé)	PRO2000-08
SIGEOM	Texture	LC	Laminations convolutées	PRO2000-08
SIGEOM	Texture	CP	Laminations cryptalgaires	PRO2000-08
SIGEOM	Texture	LQ	Laminations obliques	PRO2000-08
SIGEOM	Texture	LO	Laminations ondulantes	PRO2000-08
SIGEOM	Texture	LL	Laminations ondulantes lenticulaires	PRO2000-08
SIGEOM	Texture	LP	Laminations parallèles	PRO2000-08
SIGEOM	Texture	LI	Lapilli (à)	PRO2000-08
SIGEOM	Texture	TO	Lapillistone	PRO2000-08
SIGEOM	Texture	LT	Lattes (en)	PRO2000-08
SIGEOM	Texture	LV	Lave / coulée de lave	PRO2000-08
SIGEOM	Texture	LK	Lave en blocs	PRO2000-08
SIGEOM	Texture	LF	Lépidoblastique	PRO2000-08
SIGEOM	Texture	LX	Leucocrate	PRO2000-08
SIGEOM	Texture	LS	Leucosome	PRO2000-08
SIGEOM	Texture	SA	Lité(e), stratifié(e)	PRO2000-08
SIGEOM	Texture	AG	Lits amalgamés	PRO2000-08
SIGEOM	Texture	LN	Lits d'épaisseur moyenne (10 à 25 cm)	PRO2000-08
SIGEOM	Texture	LG	Lits épais (>25 cm)	PRO2000-08
SIGEOM	Texture	LD	Lits lenticulaires	PRO2000-08
SIGEOM	Texture	LM	Lits minces (1-10 cm)	PRO2000-08
SIGEOM	Texture	LB	Lobe	PRO2000-08
SIGEOM	Texture	MC	Mégacoussins (à)	PRO2000-08
SIGEOM	Texture	MP	Mégaporphyrique	PRO2000-08
SIGEOM	Texture	MX	Mélanocrate	PRO2000-08
SIGEOM	Texture	MS	Mélanosome	PRO2000-08
SIGEOM	Texture	MK	Mésocrate	PRO2000-08
SIGEOM	Texture	MF	Mésocumulat	PRO2000-08
SIGEOM	Texture	ME	Métamorphisé	PRO2000-08
SIGEOM	Texture	ML	Miarolitique	PRO2000-08
SIGEOM	Texture	MT	Micritique	PRO2000-08
SIGEOM	Texture	MB	Microbrèche	PRO2000-08
SIGEOM	Texture	MI	Microlitique	PRO2000-08
SIGEOM	Texture	MR	Microporphyrique	PRO2000-08
SIGEOM	Texture	MU	Minicoussins (à)	PRO2000-08
SIGEOM	Texture	MZ	Mobilisat	PRO2000-08
SIGEOM	Texture	MM	Monogénique «Monomictic»	PRO2000-08
SIGEOM	Texture	MO	Mosaïque	PRO2000-08
SIGEOM	Texture	MN	Mylonitique	PRO2000-08
SIGEOM	Texture	MY	Myrmékitique	PRO2000-08
SIGEOM	Texture	NB	Nébulitique	PRO2000-08
SIGEOM	Texture	NE	Nématoblastique	PRO2000-08
SIGEOM	Texture	NS	Néosome	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	NY	Noyaux	PRO2000-08
SIGEOM	Texture	OC	Ocellaire	PRO2000-08
SIGEOM	Texture	OE	Oeillé(e)	PRO2000-08
SIGEOM	Texture	OI	Oïkocryst (à)	PRO2000-08
SIGEOM	Texture	OO	Oolitique	PRO2000-08
SIGEOM	Texture	OP	Ophitique	PRO2000-08
SIGEOM	Texture	OR	Orbiculaire	PRO2000-08
SIGEOM	Texture	OU	Orthocumulat	PRO2000-08
SIGEOM	Texture	PS	Paléosome	PRO2000-08
SIGEOM	Texture	PE	Paléosurface d'érosion	PRO2000-08
SIGEOM	Texture	PA	Panidiomorphe	PRO2000-08
SIGEOM	Texture	PV	Patron d'interférence	PRO2000-08
SIGEOM	Texture	PG	Pegmatitique	PRO2000-08
SIGEOM	Texture	PL	Pellets (à)	PRO2000-08
SIGEOM	Texture	PD	Péloïdes	PRO2000-08
SIGEOM	Texture	PT	Perlitique	PRO2000-08
SIGEOM	Texture	LR	Peu serrés (loosely packed)	PRO2000-08
SIGEOM	Texture	PH	Phanéritique	PRO2000-08
SIGEOM	Texture	PI	Phénocristique	PRO2000-08
SIGEOM	Texture	PZ	Plis ptygmatiques	PRO2000-08
SIGEOM	Texture	PU	Plutonique	PRO2000-08
SIGEOM	Texture	PC	Poecilitique	PRO2000-08
SIGEOM	Texture	PB	Poeciloblastique	PRO2000-08
SIGEOM	Texture	PM	Polygénique /«polymictic»	PRO2000-08
SIGEOM	Texture	PN	Ponce	PRO2000-08
SIGEOM	Texture	PP	Porphyre	PRO2000-08
SIGEOM	Texture	PO	Porphyrique	PRO2000-08
SIGEOM	Texture	PQ	Porphyroblastique	PRO2000-08
SIGEOM	Texture	PJ	Porphyroclastique	PRO2000-08
SIGEOM	Texture	PX	Prismatique	PRO2000-08
SIGEOM	Texture	PF	Protoclastique	PRO2000-08
SIGEOM	Texture	PR	Pyroclastique	PRO2000-08
SIGEOM	Texture	RO	Radeaux (en)	PRO2000-08
SIGEOM	Texture	RK	Rapakivique	PRO2000-08
SIGEOM	Texture	RG	Régolite	PRO2000-08
SIGEOM	Texture	RN	Remanié(e)	PRO2000-08
SIGEOM	Texture	RL	Remplacement	PRO2000-08
SIGEOM	Texture	RF	Réniforme	PRO2000-08
SIGEOM	Texture	RE	Réticulé(e)	PRO2000-08
SIGEOM	Texture	RC	Rides de courant	PRO2000-08
SIGEOM	Texture	RP	Rides de plage	PRO2000-08
SIGEOM	Texture	RM	Rill mark(s)	PRO2000-08
SIGEOM	Texture	RI	Rip-up clast(s)	PRO2000-08
SIGEOM	Texture	RQ	Ruban de quartz	PRO2000-08
SIGEOM	Texture	RU	Rubané(e)	PRO2000-08
SIGEOM	Texture	RA	Rubanement concentrique	PRO2000-08
SIGEOM	Texture	LJ	Rubanement de diffusion («Liesegang rings»)	PRO2000-08
SIGEOM	Texture	RS	Rubanement symétrique	PRO2000-08
SIGEOM	Texture	RT	Rubanement tectonique	PRO2000-08
SIGEOM	Texture	SD	Saccaroïdale (granoblastique)	PRO2000-08
SIGEOM	Texture	SC	Schisteux	PRO2000-08
SIGEOM	Texture	SH	Schlieren	PRO2000-08
SIGEOM	Texture	SR	Scoriacé(e)	PRO2000-08
SIGEOM	Texture	SV	shatter cone	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	SL	Slump	PRO2000-08
SIGEOM	Texture	SM	Sommital(e)	PRO2000-08
SIGEOM	Texture	SP	Sphérolitique	PRO2000-08
SIGEOM	Texture	SX	Spinifex (à)	PRO2000-08
SIGEOM	Texture	SN	Stratifications / laminations obliques planaires	PRO2000-08
SIGEOM	Texture	SQ	Stratifications / laminations obliques tangentielles	PRO2000-08
SIGEOM	Texture	SF	Stratifications entrecroisées defosse	PRO2000-08
SIGEOM	Texture	ST	Stratifié(e) / stratiforme	PRO2000-08
SIGEOM	Texture	SG	Streaky mafiques en trait	PRO2000-08
SIGEOM	Texture	SI	Strie	PRO2000-08
SIGEOM	Texture	SK	Stromatic	PRO2000-08
SIGEOM	Texture	SU	Stromatolitique	PRO2000-08
SIGEOM	Texture	DW	Structure «durchbewegung »	PRO2000-08
SIGEOM	Texture	ET	Structure de percement («piercement»)	PRO2000-08
SIGEOM	Texture	PW	Structure en peigne («comb»)	PRO2000-08
SIGEOM	Texture	SY	Stylolites	PRO2000-08
SIGEOM	Texture	SO	Subophitique	PRO2000-08
SIGEOM	Texture	SE	Surface d'érosion	PRO2000-08
SIGEOM	Texture	TA	Tabulaire	PRO2000-08
SIGEOM	Texture	TT	Talus (de)	PRO2000-08
SIGEOM	Texture	TE	Tectonique	PRO2000-08
SIGEOM	Texture	YH	Tectonique hétéroclastique	PRO2000-08
SIGEOM	Texture	YL	Tectonite en L	PRO2000-08
SIGEOM	Texture	YS	Tectonite en L/S	PRO2000-08
SIGEOM	Texture	YZ	Tectonite en S	PRO2000-08
SIGEOM	Texture	YM	Tectonite homoclastique	PRO2000-08
SIGEOM	Texture	TF	Tracesfossiles (trous de vers, etc.)	PRO2000-08
SIGEOM	Texture	TR	Trachytique / trachytoïde	PRO2000-08
SIGEOM	Texture	TP	Trempe (de)	PRO2000-08
SIGEOM	Texture	TM	Tuf à blocs	PRO2000-08
SIGEOM	Texture	TZ	Tuf à blocs et tuf à lapilli	PRO2000-08
SIGEOM	Texture	TD	Tuf à cendre	PRO2000-08
SIGEOM	Texture	TX	Tuf à cristaux	PRO2000-08
SIGEOM	Texture	TL	Tuf à lapilli	PRO2000-08
SIGEOM	Texture	TY	Tuf à lapilli et tuf à blocs	PRO2000-08
SIGEOM	Texture	TC	Tuf cherteux	PRO2000-08
SIGEOM	Texture	TG	Tuf graphiteux	PRO2000-08
SIGEOM	Texture	TI	Tuf lithique	PRO2000-08
SIGEOM	Texture	TS	Tuf soudé	PRO2000-08
SIGEOM	Texture	TU	Tufacé	PRO2000-08
SIGEOM	Texture	TB	Turbidite (voir guide des géofiches)	PRO2000-08
SIGEOM	Texture	VA	Variolitique	PRO2000-08
SIGEOM	Texture	VE	Vesiculaire	PRO2000-08
SIGEOM	Texture	VI	Vitreux(se)	PRO2000-08
SIGEOM	Texture	VO	Volcanique	PRO2000-08
SIGEOM	Texture	VC	Volcanoclastites	PRO2000-08
SIGEOM	Texture	XB	Xénoblastique	PRO2000-08
SIGEOM	Texture	XM	Xénomorphe	PRO2000-08
SIGEOM	Texture	ZS	Zone de cisaillement	PRO2000-08
SIGEOM	Texture	ZC	Zone de contact	PRO2000-08
SIGEOM	Texture	ZD	Zone de déformation	PRO2000-08
SIGEOM	Texture	ZF	Zone de faille	PRO2000-08
SIGEOM	Texture	ZM	Zone minéralisée	PRO2000-08
SIGEOM	Texture	ZR	Zone rouillée	PRO2000-08

Annexe 2. Liste des abréviations

Source	Domaine	Code	Signification	Référence
SIGEOM	Texture	AI	Amas irréguliers, agrégats	PRO2000-08
SIGEOM	Texture	OL	Colloforme	PRO2000-08
SIGEOM	Texture	CC	Concrétion(s) nodules	PRO2000-08
SIGEOM	Texture	DT	Dendritique	PRO2000-08
SIGEOM	Texture	DI	Disséminé	PRO2000-08
SIGEOM	Texture	FN	Filonien	PRO2000-08
SIGEOM	Texture	RB	Framboïdal	PRO2000-08
SIGEOM	Texture	ID	Idiomorphe	PRO2000-08
SIGEOM	Texture	IG	Intergranulaire	PRO2000-08
SIGEOM	Texture	LE	Lenticulaire	PRO2000-08
SIGEOM	Texture	MA	Massif(ve)	PRO2000-08
SIGEOM	Texture	NO	Nodulaire	PRO2000-08
VIA	Texture	SSM	Semi-Massif	
SIGEOM	Texture	SW	Stockwerk	PRO2000-08
SIGEOM	Texture	SJ	Stratoïde («stratabound»)	PRO2000-08
SIGEOM	Texture	SS	Stringer	PRO2000-08
SIGEOM	Texture	PY	Structure en cocarde (crustification , «cockade»)	PRO2000-08
VIA	Texture	VN	Veine	

ANNEXE 3: DESCRIPTION DES AFFLEUREMENTS, PROJET NICHICUN

Source	Domaine	Code	Signification	Référence
VIA	Alteration	ALB	Albitisation	
VIA	Alteration	CAR	Carbonatation	
VIA	Alteration	CHL	Chloritasation	
VIA	Alteration	FRE	Fresh-Unaltered	
VIA	Alteration	HEM	Hematisation	
VIA	Alteration	KSP	Potassic Alt	
VIA	Alteration	SER	Sericitisation	
VIA	Alteration	SIL	Silicification	
VIA	Alteration	SUL	Sulfurisation	
VIA	Contrôle	CTC	...associé à un contact	
VIA	Contrôle	CTL	...associé au litage	
VIA	Contrôle	BFR	...bordure de fragments	
VIA	Contrôle	BCO	...bordures de coussins	
VIA	Contrôle	PSC	...dans le plan de la schistosité	
VIA	Contrôle	ZCI	...dans une zone de cisaillement	
VIA	Contrôle	FRP	...en plaquage de fracture	
VIA	Contrôle	VEI	...en veines et veinules	
VIA	Contrôle	GTE	...grid texture	
VIA	Contrôle	PEN	...pénétrant - pervasive	
VIA	Contrôle	RAM	...remplissage d'amygdules	
VIA	Contrôle	STO	...stockwerk	
VIA	Contrôle	VAR	...variable - mottled	
VIA	Contrôle	ZAN	...zones anastomosée	
SIGEOM	Minéralisation	Ag	Argent natif (visible)	PRO2000-08
SIGEOM	Minéralisation	AS	Arsénopyrite	PRO2000-08
SIGEOM	Minéralisation	Bi	Bismuth	PRO2000-08
SIGEOM	Minéralisation	BM	Bismuthinite	PRO2000-08
SIGEOM	Minéralisation	BS	Bismutite	PRO2000-08
SIGEOM	Minéralisation	BN	Bornite	PRO2000-08
SIGEOM	Minéralisation	BG	Boulangerite	PRO2000-08
SIGEOM	Minéralisation	WO	Bournonite	PRO2000-08
SIGEOM	Minéralisation	CT	Chalcocite(ne)	PRO2000-08
SIGEOM	Minéralisation	CP	Chalcopyrite	PRO2000-08
SIGEOM	Minéralisation	CM	Chromite	PRO2000-08
SIGEOM	Minéralisation	CE	Cobaltite	PRO2000-08
SIGEOM	Minéralisation	NB	Columbite/Niobite	PRO2000-08
SIGEOM	Minéralisation	TO	Columbo-tantalite	PRO2000-08
SIGEOM	Minéralisation	CV	Covellite	PRO2000-08
SIGEOM	Minéralisation	CF	Cubanite	PRO2000-08
SIGEOM	Minéralisation	Cu	Cuivre natif (visible)	PRO2000-08
SIGEOM	Minéralisation	CU	Cuprite	PRO2000-08
SIGEOM	Minéralisation	DG	Digenite	PRO2000-08
SIGEOM	Minéralisation	EM	Électrum	PRO2000-08
SIGEOM	Minéralisation	EG	Enargite	PRO2000-08
SIGEOM	Minéralisation	Fe	Fer	PRO2000-08
SIGEOM	Minéralisation	FM	Ferrimolybdite	PRO2000-08
SIGEOM	Minéralisation	GH	Gahnite	PRO2000-08
SIGEOM	Minéralisation	GL	Galène	PRO2000-08
SIGEOM	Minéralisation	GO	Goethite	PRO2000-08
SIGEOM	Minéralisation	HM	Hématite	PRO2000-08
SIGEOM	Minéralisation	IM	Ilménite	PRO2000-08
SIGEOM	Minéralisation	LM	Limonite	PRO2000-08
SIGEOM	Minéralisation	LG	Loellingite	PRO2000-08
SIGEOM	Minéralisation	MG	Magnétite	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralisation	MC	Malachite	PRO2000-08
SIGEOM	Minéralisation	MS	Marcasite	PRO2000-08
SIGEOM	Minéralisation	MK	Merenskyite	PRO2000-08
SIGEOM	Minéralisation	NS	Millerite	PRO2000-08
SIGEOM	Minéralisation	OP	Minéraux opaques	PRO2000-08
SIGEOM	Minéralisation	MR	Minéraux radioactifs	PRO2000-08
SIGEOM	Minéralisation	MO	Molybdénite	PRO2000-08
SIGEOM	Minéralisation	MB	Molybdite(dine)	PRO2000-08
SIGEOM	Minéralisation	UN	Nickeline	PRO2000-08
SIGEOM	Minéralisation	VG	Or natif (visible)	
SIGEOM	Minéralisation	OF	Oxyde de fer	PRO2000-08
SIGEOM	Minéralisation	PB	Pechblende	PRO2000-08
SIGEOM	Minéralisation	PD	Pentlandite	PRO2000-08
SIGEOM	Minéralisation	PY	Pyrite	PRO2000-08
SIGEOM	Minéralisation	PM	Pyrochlore	PRO2000-08
SIGEOM	Minéralisation	PO	Pyrrhotine	PRO2000-08
SIGEOM	Minéralisation	SW	Scheelite	PRO2000-08
SIGEOM	Minéralisation	SG	Sélénite	PRO2000-08
SIGEOM	Minéralisation	Se	Sélénium	PRO2000-08
SIGEOM	Minéralisation	S	Souffre	PRO2000-08
SIGEOM	Minéralisation	HS	Spécularite	PRO2000-08
SIGEOM	Minéralisation	SP	Sphalérite	PRO2000-08
SIGEOM	Minéralisation	SB	Stibine/Stibnite	PRO2000-08
SIGEOM	Minéralisation	HD	Stilbite (Heulandite)	PRO2000-08
SIGEOM	Minéralisation	SF	Sulfures	PRO2000-08
SIGEOM	Minéralisation	OT	Tétraferroplatine	PRO2000-08
SIGEOM	Minéralisation	TH	Tétrahédrite	PRO2000-08
SIGEOM	Minéralisation	TR	Thorianite	PRO2000-08
SIGEOM	Minéralisation	TI	Thorite	PRO2000-08
SIGEOM	Minéralisation	NM	Titanomagnétite	PRO2000-08
SIGEOM	Minéralisation	UR	Uraninite	PRO2000-08
SIGEOM	Minéralisation	UP	Uranophane	PRO2000-08
SIGEOM	Minéralisation	UI	Uranopilite	PRO2000-08
SIGEOM	Minéralisation	UH	Uranothorianite	PRO2000-08
SIGEOM	Minéralisation	UT	Uranothorite	PRO2000-08
SIGEOM	Minéralisation	GU	Uvarovite	PRO2000-08
SIGEOM	Minéralisation	WF	Wolframite	PRO2000-08
SIGEOM	Minéralogie	AV	Acanthite	PRO2000-08
SIGEOM	Minéralogie	AC	Actinote	PRO2000-08
SIGEOM	Minéralogie	EC	Aeschynite - Y	PRO2000-08
SIGEOM	Minéralogie	AE	Agate	PRO2000-08
SIGEOM	Minéralogie	BP	Aikinite	PRO2000-08
SIGEOM	Minéralogie	KA	Akermanite	PRO2000-08
SIGEOM	Minéralogie	AB	Albite	PRO2000-08
SIGEOM	Minéralogie	AL	Allanite	PRO2000-08
SIGEOM	Minéralogie	TP	Altaïte	PRO2000-08
SIGEOM	Minéralogie	AI	Amazonite	PRO2000-08
SIGEOM	Minéralogie	AH	Améthyste	PRO2000-08
SIGEOM	Minéralogie	AO	Amiante (Asbestos)	PRO2000-08
SIGEOM	Minéralogie	AM	Amphibole	PRO2000-08
SIGEOM	Minéralogie	NT	Anatase	PRO2000-08
SIGEOM	Minéralogie	AD	Andalousite	PRO2000-08
SIGEOM	Minéralogie	AA	Andésine	PRO2000-08
SIGEOM	Minéralogie	GD	Andradite	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralogie	LR	Anglésite	PRO2000-08
SIGEOM	Minéralogie	AY	Anhydrite	PRO2000-08
SIGEOM	Minéralogie	AK	Ankérite	PRO2000-08
SIGEOM	Minéralogie	NG	Annabergite	PRO2000-08
SIGEOM	Minéralogie	AN	Anorthite	PRO2000-08
SIGEOM	Minéralogie	AT	Anthophyllite	PRO2000-08
SIGEOM	Minéralogie	Sb	Antimoine	PRO2000-08
SIGEOM	Minéralogie	AP	Apatite	PRO2000-08
SIGEOM	Minéralogie	OA	Aragonite	PRO2000-08
SIGEOM	Minéralogie	AG	Augite	PRO2000-08
SIGEOM	Minéralogie	AU	Autunite	PRO2000-08
SIGEOM	Minéralogie	NF	Awaruite	PRO2000-08
SIGEOM	Minéralogie	AX	Axinite	PRO2000-08
SIGEOM	Minéralogie	AZ	Azurite	PRO2000-08
SIGEOM	Minéralogie	BR	Barytine	PRO2000-08
SIGEOM	Minéralogie	BA	Bastnaesite	PRO2000-08
SIGEOM	Minéralogie	BL	Béryl	PRO2000-08
SIGEOM	Minéralogie	BF	Bétafite	PRO2000-08
SIGEOM	Minéralogie	BO	Biotite	PRO2000-08
SIGEOM	Minéralogie	BI	Birnessite	PRO2000-08
SIGEOM	Minéralogie	BD	Boltwoodite	PRO2000-08
SIGEOM	Minéralogie	DI	Braggite	PRO2000-08
SIGEOM	Minéralogie	BE	Brannerite	PRO2000-08
SIGEOM	Minéralogie	BV	Bravoite	PRO2000-08
SIGEOM	Minéralogie	BU	Britholite	PRO2000-08
SIGEOM	Minéralogie	BH	Brochantite	PRO2000-08
SIGEOM	Minéralogie	BC	Brucite	PRO2000-08
SIGEOM	Minéralogie	BT	Bytownite	PRO2000-08
SIGEOM	Minéralogie	CA	Calaverite	PRO2000-08
SIGEOM	Minéralogie	CQ	Calcédoine	PRO2000-08
SIGEOM	Minéralogie	CC	Calcite	PRO2000-08
SIGEOM	Minéralogie	CB	Carbonate	PRO2000-08
SIGEOM	Minéralogie	CJ	Cattierite	PRO2000-08
SIGEOM	Minéralogie	WD	Cérussite	PRO2000-08
SIGEOM	Minéralogie	OS	Cervantite	PRO2000-08
SIGEOM	Minéralogie	ZB	Chabazite(Chabasite)	PRO2000-08
SIGEOM	Minéralogie	DN	Chamosite	PRO2000-08
SIGEOM	Minéralogie	CH	Chert	PRO2000-08
SIGEOM	Minéralogie	CO	Chloanthite	PRO2000-08
SIGEOM	Minéralogie	CL	Chlorite	PRO2000-08
SIGEOM	Minéralogie	CR	Chloritoïde	PRO2000-08
SIGEOM	Minéralogie	HR	Chondrodite	PRO2000-08
SIGEOM	Minéralogie	CY	Chrysocolle	PRO2000-08
SIGEOM	Minéralogie	CS	Chrysotile	PRO2000-08
SIGEOM	Minéralogie	UC	Clarkeite	PRO2000-08
SIGEOM	Minéralogie	CI	Clevelandite	PRO2000-08
SIGEOM	Minéralogie	HO	Clinohypersthene	PRO2000-08
SIGEOM	Minéralogie	CX	Clinopyroxène	PRO2000-08
SIGEOM	Minéralogie	CZ	Clinozoïsite	PRO2000-08
SIGEOM	Minéralogie	UB	Coffinite	PRO2000-08
SIGEOM	Minéralogie	OO	Coopérite	PRO2000-08
SIGEOM	Minéralogie	CD	Cordiérite	PRO2000-08
SIGEOM	Minéralogie	CN	Corindon	PRO2000-08
SIGEOM	Minéralogie	PI	Cosalite	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralogie	CK	Cryptomelane	PRO2000-08
SIGEOM	Minéralogie	CG	Cummingtonite	PRO2000-08
SIGEOM	Minéralogie	ZU	Cyrtolite	PRO2000-08
SIGEOM	Minéralogie	DT	Danaite	PRO2000-08
SIGEOM	Minéralogie	DL	Devilline	PRO2000-08
SIGEOM	Minéralogie	DP	Diopside	PRO2000-08
SIGEOM	Minéralogie	DJ	Djurleite	PRO2000-08
SIGEOM	Minéralogie	DM	Dolomite	PRO2000-08
SIGEOM	Minéralogie	TG	Dravite	PRO2000-08
SIGEOM	Minéralogie	DS	Dravite-Schorlite	PRO2000-08
SIGEOM	Minéralogie	ES	Enstatite	PRO2000-08
SIGEOM	Minéralogie	EP	Epidote	PRO2000-08
SIGEOM	Minéralogie	ER	Erythrite	PRO2000-08
SIGEOM	Minéralogie	EU	Eudialyte	PRO2000-08
SIGEOM	Minéralogie	EX	Euxénite - (Y)	PRO2000-08
SIGEOM	Minéralogie	FA	Fayalite	PRO2000-08
SIGEOM	Minéralogie	FP	Feldspath	PRO2000-08
SIGEOM	Minéralogie	FN	Feldspath noir	PRO2000-08
SIGEOM	Minéralogie	FK	Feldspath potassique	PRO2000-08
SIGEOM	Minéralogie	FV	Feldspath vert/brun	PRO2000-08
SIGEOM	Minéralogie	FD	Feldspathoïde	PRO2000-08
SIGEOM	Minéralogie	FT	Ferghanite	PRO2000-08
SIGEOM	Minéralogie	FS	Fergusonite	PRO2000-08
SIGEOM	Minéralogie	FB	Fibrolite	PRO2000-08
SIGEOM	Minéralogie	AF	Fluorapatite	PRO2000-08
SIGEOM	Minéralogie	FL	Fluorite (fluorine)	PRO2000-08
SIGEOM	Minéralogie	FO	Forstérite	PRO2000-08
SIGEOM	Minéralogie	FR	Franklinite	PRO2000-08
SIGEOM	Minéralogie	FG	Freibergite	PRO2000-08
SIGEOM	Minéralogie	FC	Fuchsite	PRO2000-08
SIGEOM	Minéralogie	NC	Gaspéite	PRO2000-08
SIGEOM	Minéralogie	GT	Gédrite	PRO2000-08
SIGEOM	Minéralogie	NA	Gersdorffite	PRO2000-08
SIGEOM	Minéralogie	GC	Glaucophane	PRO2000-08
SIGEOM	Minéralogie	GP	Graphite	PRO2000-08
SIGEOM	Minéralogie	GF	Greenalite	PRO2000-08
SIGEOM	Minéralogie	GK	Greenockite	PRO2000-08
SIGEOM	Minéralogie	GR	Grenat	PRO2000-08
SIGEOM	Minéralogie	GM	Grenat manganésifère	PRO2000-08
SIGEOM	Minéralogie	GA	Grenat-almandin	PRO2000-08
SIGEOM	Minéralogie	GG	Grenat-grossulaire	PRO2000-08
SIGEOM	Minéralogie	GY	Grenat-pyrope	PRO2000-08
SIGEOM	Minéralogie	GN	Grunérite	PRO2000-08
SIGEOM	Minéralogie	UD	Gudmundite	PRO2000-08
SIGEOM	Minéralogie	GB	Gummite	PRO2000-08
SIGEOM	Minéralogie	GI	Gunningite	PRO2000-08
SIGEOM	Minéralogie	GE	Gypse	PRO2000-08
SIGEOM	Minéralogie	HL	Halite	PRO2000-08
SIGEOM	Minéralogie	HZ	Heazlewoodite	PRO2000-08
SIGEOM	Minéralogie	HG	Hédenbergite	PRO2000-08
SIGEOM	Minéralogie	HE	Hemimorphite	PRO2000-08
SIGEOM	Minéralogie	HC	Hercynite	PRO2000-08
SIGEOM	Minéralogie	HK	Holmquistite	PRO2000-08
SIGEOM	Minéralogie	HB	Hornblende	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralogie	HT	Hydrocerussite	PRO2000-08
SIGEOM	Minéralogie	HN	Hydromagnésite	PRO2000-08
SIGEOM	Minéralogie	ZH	Hydrozincite	PRO2000-08
SIGEOM	Minéralogie	HP	Hypersthène	PRO2000-08
SIGEOM	Minéralogie	ID	Idaite	PRO2000-08
SIGEOM	Minéralogie	IG	Iddingsite	PRO2000-08
SIGEOM	Minéralogie	IR	Iriginite	PRO2000-08
SIGEOM	Minéralogie	IF	Isoferroplatine	PRO2000-08
SIGEOM	Minéralogie	JA	Jade	PRO2000-08
SIGEOM	Minéralogie	JS	Jarosite	PRO2000-08
SIGEOM	Minéralogie	JP	Jaspe	PRO2000-08
SIGEOM	Minéralogie	KL	Kaolinite	PRO2000-08
SIGEOM	Minéralogie	KS	Kasolite	PRO2000-08
SIGEOM	Minéralogie	KM	Kermésite	PRO2000-08
SIGEOM	Minéralogie	KK	Klockmannite	PRO2000-08
SIGEOM	Minéralogie	KP	Kornérupine	PRO2000-08
SIGEOM	Minéralogie	KR	Krennerite	PRO2000-08
SIGEOM	Minéralogie	KN	Kyanite/Disthène	PRO2000-08
SIGEOM	Minéralogie	LB	Labradorite	PRO2000-08
SIGEOM	Minéralogie	LU	Laumontite	PRO2000-08
SIGEOM	Minéralogie	LI	Laurite	PRO2000-08
SIGEOM	Minéralogie	LS	Lawsonite	PRO2000-08
SIGEOM	Minéralogie	LD	Lepidocrocite	PRO2000-08
SIGEOM	Minéralogie	LP	Lépidolite	PRO2000-08
SIGEOM	Minéralogie	LE	Lessingite	PRO2000-08
SIGEOM	Minéralogie	LC	Leucite	PRO2000-08
SIGEOM	Minéralogie	LX	Leucoxène	PRO2000-08
SIGEOM	Minéralogie	LN	Linnaéite	PRO2000-08
SIGEOM	Minéralogie	DH	Maghémite	PRO2000-08
SIGEOM	Minéralogie	IC	Magnésiochromite	PRO2000-08
SIGEOM	Minéralogie	MN	Magnésite	PRO2000-08
SIGEOM	Minéralogie	MM	Manganite	PRO2000-08
SIGEOM	Minéralogie	MT	Mariposite	PRO2000-08
SIGEOM	Minéralogie	ZF	Marmatite	PRO2000-08
SIGEOM	Minéralogie	MH	Martite	PRO2000-08
SIGEOM	Minéralogie	ME	Mélilite	PRO2000-08
SIGEOM	Minéralogie	MW	Melonite	PRO2000-08
SIGEOM	Minéralogie	NE	Ménéghinite	PRO2000-08
SIGEOM	Minéralogie	MP	Mésoperthite	PRO2000-08
SIGEOM	Minéralogie	WH	Meymacite	PRO2000-08
SIGEOM	Minéralogie	MI	Mica	PRO2000-08
SIGEOM	Minéralogie	ML	Microcline	PRO2000-08
SIGEOM	Minéralogie	MA	Minéraux argileux	PRO2000-08
SIGEOM	Minéralogie	MD	Minéraux décoratifs	PRO2000-08
SIGEOM	Minéralogie	MX	Minéraux lourds	PRO2000-08
SIGEOM	Minéralogie	MF	Minéraux mafiques	PRO2000-08
SIGEOM	Minéralogie	MU	Minnesotaite	PRO2000-08
SIGEOM	Minéralogie	MZ	Monazite	PRO2000-08
SIGEOM	Minéralogie	OM	Monticellite	PRO2000-08
SIGEOM	Minéralogie	MV	Muscovite	PRO2000-08
SIGEOM	Minéralogie	NP	Néphéline	PRO2000-08
SIGEOM	Minéralogie	OI	Niocalite	PRO2000-08
SIGEOM	Minéralogie	OC	Ocre	PRO2000-08
SIGEOM	Minéralogie	OG	Oligoclasse	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralogie	OV	Olivine	PRO2000-08
SIGEOM	Minéralogie	OR	Orthoclase (orthose)	PRO2000-08
SIGEOM	Minéralogie	OX	Orthopyroxène	PRO2000-08
SIGEOM	Minéralogie	OL	Ottrelite	PRO2000-08
SIGEOM	Minéralogie	OH	Oxyhornblende (Hornblende brune)	PRO2000-08
SIGEOM	Minéralogie	PE	Paragonite	PRO2000-08
SIGEOM	Minéralogie	PT	Penninite/Pennine	PRO2000-08
SIGEOM	Minéralogie	II	Péristérite	PRO2000-08
SIGEOM	Minéralogie	PK	Perovskite	PRO2000-08
SIGEOM	Minéralogie	PR	Perthite	PRO2000-08
SIGEOM	Minéralogie	PZ	Petzite	PRO2000-08
SIGEOM	Minéralogie	PA	Phénacite/Phénakite	PRO2000-08
SIGEOM	Minéralogie	PH	Phlogopite	PRO2000-08
SIGEOM	Minéralogie	PU	Phosphuranylite	PRO2000-08
SIGEOM	Minéralogie	AR	Picrolite	PRO2000-08
SIGEOM	Minéralogie	PC	Pistachite	PRO2000-08
SIGEOM	Minéralogie	PG	Plagioclase	PRO2000-08
SIGEOM	Minéralogie	ZP	Pollucite	PRO2000-08
SIGEOM	Minéralogie	PJ	Posniakite	PRO2000-08
SIGEOM	Minéralogie	PN	Préhnite	PRO2000-08
SIGEOM	Minéralogie	PP	Pumpellyite	PRO2000-08
SIGEOM	Minéralogie	PS	Pyrolusite	PRO2000-08
SIGEOM	Minéralogie	PL	Pyrophyllite	PRO2000-08
SIGEOM	Minéralogie	PX	Pyroxène	PRO2000-08
SIGEOM	Minéralogie	QZ	Quartz	PRO2000-08
SIGEOM	Minéralogie	QB	Quartz bleu	PRO2000-08
SIGEOM	Minéralogie	RD	Rhodochrosite	PRO2000-08
SIGEOM	Minéralogie	RN	Rhodonite	PRO2000-08
SIGEOM	Minéralogie	RB	Riebeckite	PRO2000-08
SIGEOM	Minéralogie	RM	Romanechite	PRO2000-08
SIGEOM	Minéralogie	RC	Roscoelite	PRO2000-08
SIGEOM	Minéralogie	RZ	Rozénite	PRO2000-08
SIGEOM	Minéralogie	RL	Rutile	PRO2000-08
SIGEOM	Minéralogie	FF	Safflorite	PRO2000-08
SIGEOM	Minéralogie	SK	Samarskite	PRO2000-08
SIGEOM	Minéralogie	UL	Samarskite - (Y)	PRO2000-08
SIGEOM	Minéralogie	SA	Sanidine	PRO2000-08
SIGEOM	Minéralogie	SH	Sapphirine	PRO2000-08
SIGEOM	Minéralogie	SC	Scapolite	PRO2000-08
SIGEOM	Minéralogie	TF	Schorlite(Schorl)	PRO2000-08
SIGEOM	Minéralogie	VS	Sénarmontite	PRO2000-08
SIGEOM	Minéralogie	SR	Séricite	PRO2000-08
SIGEOM	Minéralogie	ST	Serpentine	PRO2000-08
SIGEOM	Minéralogie	SD	Sidérite(sidérose)	PRO2000-08
SIGEOM	Minéralogie	SI	Sidérotil	PRO2000-08
SIGEOM	Minéralogie	SM	Sillimanite	PRO2000-08
SIGEOM	Minéralogie	DW	Sklodowskite	PRO2000-08
SIGEOM	Minéralogie	TW	Smaltite/Smaltine	PRO2000-08
SIGEOM	Minéralogie	ZO	Smithsonite	PRO2000-08
SIGEOM	Minéralogie	SS	Sodalite	PRO2000-08
SIGEOM	Minéralogie	DY	Soddyite	PRO2000-08
SIGEOM	Minéralogie	GS	Spessartine	PRO2000-08
SIGEOM	Minéralogie	SN	Sphène/Titanite	PRO2000-08
SIGEOM	Minéralogie	SL	Spinelle	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	Minéralogie	SO	Spodumène	PRO2000-08
SIGEOM	Minéralogie	NN	Stannite	PRO2000-08
SIGEOM	Minéralogie	SY	Starkéyite	PRO2000-08
SIGEOM	Minéralogie	SU	Staurotide	PRO2000-08
SIGEOM	Minéralogie	TS	Stéatite	PRO2000-08
SIGEOM	Minéralogie	ON	Stibiconite	PRO2000-08
SIGEOM	Minéralogie	SE	Stilpnomélane	PRO2000-08
SIGEOM	Minéralogie	SV	Sylvanite	PRO2000-08
SIGEOM	Minéralogie	SZ	Szomolnokite	PRO2000-08
SIGEOM	Minéralogie	TC	Talc	PRO2000-08
SIGEOM	Minéralogie	TN	Tantalite	PRO2000-08
SIGEOM	Minéralogie	TB	Tellurobismuthite	PRO2000-08
SIGEOM	Minéralogie	TT	Tennantite	PRO2000-08
SIGEOM	Minéralogie	TE	Tenorite	PRO2000-08
SIGEOM	Minéralogie	TD	Tétradymite	PRO2000-08
SIGEOM	Minéralogie	ZT	Thomsonite	PRO2000-08
SIGEOM	Minéralogie	HU	Thucholite	PRO2000-08
SIGEOM	Minéralogie	TZ	Topaze	PRO2000-08
SIGEOM	Minéralogie	TU	Torbernite	PRO2000-08
SIGEOM	Minéralogie	TL	Tourmaline	PRO2000-08
SIGEOM	Minéralogie	TA	Tourmaline zincifère	PRO2000-08
SIGEOM	Minéralogie	TM	Trémolite	PRO2000-08
SIGEOM	Minéralogie	US	Ulvöspinel	PRO2000-08
SIGEOM	Minéralogie	VA	Valentinite	PRO2000-08
SIGEOM	Minéralogie	VL	Valleriite	PRO2000-08
SIGEOM	Minéralogie	VR	Vermiculite	PRO2000-08
SIGEOM	Minéralogie	VV	Vésuvianite	PRO2000-08
SIGEOM	Minéralogie	VO	Violarite	PRO2000-08
SIGEOM	Minéralogie	WM	Willemite	PRO2000-08
SIGEOM	Minéralogie	WS	Wilsonite	PRO2000-08
SIGEOM	Minéralogie	WL	Wollastonite	PRO2000-08
SIGEOM	Minéralogie	WN	Wulfenite	PRO2000-08
SIGEOM	Minéralogie	TX	Xénotime-(Y)	PRO2000-08
SIGEOM	Minéralogie	ZL	Zéolite	PRO2000-08
SIGEOM	Minéralogie	ZN	Zincite	PRO2000-08
SIGEOM	Minéralogie	ZC	Zircon	PRO2000-08
SIGEOM	Minéralogie	ZS	Zoïsite	PRO2000-08
SIGEOM	OrganoFossile	XX	Autres	PRO2000-08
SIGEOM	OrganoFossile	XB	Bioclastes	PRO2000-08
SIGEOM	OrganoFossile	YB	Brachiopodes	PRO2000-08
SIGEOM	OrganoFossile	YZ	Bryozoaires	PRO2000-08
SIGEOM	OrganoFossile	YC	Céphalopodes	PRO2000-08
SIGEOM	OrganoFossile	XC	Ciment	PRO2000-08
SIGEOM	OrganoFossile	YA	Conulaires	PRO2000-08
SIGEOM	OrganoFossile	YX	Coraux	PRO2000-08
SIGEOM	OrganoFossile	YR	Crinoïdes	PRO2000-08
SIGEOM	OrganoFossile	YD	Échinodermes	PRO2000-08
SIGEOM	OrganoFossile	YE	Éponges	PRO2000-08
SIGEOM	OrganoFossile	YY	Fossile	PRO2000-08
SIGEOM	OrganoFossile	YT	Gastéropodes	PRO2000-08
SIGEOM	OrganoFossile	YG	Graptolites	PRO2000-08
SIGEOM	OrganoFossile	XH	Hydrocarbures	PRO2000-08
SIGEOM	OrganoFossile	XL	Liant	PRO2000-08
SIGEOM	OrganoFossile	XR	Lithoclastes	PRO2000-08

Source	Domaine	Code	Signification	Référence
SIGEOM	OrganoFossile	XG	Matière organique	PRO2000-08
SIGEOM	OrganoFossile	XM	Matrice	PRO2000-08
SIGEOM	OrganoFossile	XT	Oncolites	PRO2000-08
SIGEOM	OrganoFossile	XO	Oolites	PRO2000-08
SIGEOM	OrganoFossile	YO	Ostracodes	PRO2000-08
SIGEOM	OrganoFossile	YP	Pélécipodes	PRO2000-08
SIGEOM	OrganoFossile	XP	Pellets	PRO2000-08
SIGEOM	OrganoFossile	XD	Péloïdes	PRO2000-08
SIGEOM	OrganoFossile	YN	Plantes	PRO2000-08
SIGEOM	OrganoFossile	YK	Poissons	PRO2000-08
SIGEOM	OrganoFossile	YS	Stromatoïdes	PRO2000-08
SIGEOM	OrganoFossile	YI	Stromatoporoïdes	PRO2000-08
SIGEOM	OrganoFossile	YF	Traces fossiles	PRO2000-08
SIGEOM	OrganoFossile	YL	Trilobites	PRO2000-08
SIGEOM	Roche	I4QA	Aillikite	MB96-28
SIGEOM	Roche	I1K	Alaskite	MB96-28
SIGEOM	Roche	I4OA	Alnoite	MB96-28
SIGEOM	Roche	V2J	Andésite	MB96-28
SIGEOM	Roche	S12C	Anhydrite	MB96-28
SIGEOM	Roche	I3G	Anorthosite	MB96-28
SIGEOM	Roche	I3T	Anorthosite à hyperstène	MB96-28
SIGEOM	Roche	I3GR	Anorthosite foidifère	MB96-28
SIGEOM	Roche	I3H	Anorthosite gabbroique	MB96-28
SIGEOM	Roche	I3GQ	Anorthosite quartzifère	MB96-28
SIGEOM	Roche	I1F	Aplite	MB96-28
SIGEOM	Roche	S2	Arénite	MB96-28
SIGEOM	Roche	S2D	Arénite arkosique	MB96-28
SIGEOM	Roche	S2E	Arénite lithique	MB96-28
SIGEOM	Roche	S2A	Arénite Quartizitique	MB96-28
SIGEOM	Roche	S1C	Arkose	MB96-28
SIGEOM	Roche	S2C	Arkose	MB96-28
SIGEOM	Roche	S7J	Bafflestone	MB96-28
SIGEOM	Roche	V3B	Basalte	MB96-28
SIGEOM	Roche	V3E	Basalte à olivine	MB96-28
SIGEOM	Roche	V3C	Basalte à quartz	MB96-28
SIGEOM	Roche	V3A	Basalte andésitique/Andésite basaltique	MB96-28
SIGEOM	Roche	V3F	Basalte magnésien	MB96-28
SIGEOM	Roche	V3H	Basanite	MB96-28
SIGEOM	Roche	V3HP	Basanite phonolitique	MB96-28
SIGEOM	Roche	V2FB	Benmoréite	MB96-28
SIGEOM	Roche	V3J	Bonninite	MB96-28
SIGEOM	Roche	S7I	Boundstone	MB96-28
SIGEOM	Roche	S5	Brèche	MB96-28
SIGEOM	Roche	S5G	Brèche Intraformationnel	MB96-28
SIGEOM	Roche	S5H	Brèche Intraformationnel Fermé	MB96-28
SIGEOM	Roche	S5I	Brèche Intraformationnel Ouvert	MB96-28
SIGEOM	Roche	S5A	Brèche Monogénique	MB96-28
SIGEOM	Roche	S5B	Brèche Monogénique Fermé	MB96-28
SIGEOM	Roche	S5C	Brèche Monogénique Ouvert	MB96-28
SIGEOM	Roche	S5D	Brèche Polygénique	MB96-28
SIGEOM	Roche	S5E	Brèche Polygénique Fermé	MB96-28
SIGEOM	Roche	S5F	Brèche Polygénique Ouvert	MB96-28
SIGEOM	Roche	S7	Calcaire	MB96-28
SIGEOM	Roche	S7C	Calcarénite	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche	S7A	Calcilulite	MB96-28
SIGEOM	Roche	I4QC	Calciocarbonatite	MB96-28
SIGEOM	Roche	S7D	calcirudite	MB96-28
SIGEOM	Roche	S7B	calcisiltite	MB96-28
SIGEOM	Roche	I4OC	Camptonite	MB96-28
SIGEOM	Roche	I4Q	Carbonatite	MB96-28
SIGEOM	Roche	I1P	Charnockite (Granite à hyperstène)	MB96-28
SIGEOM	Roche	I1O	Charnockite à feldspath alcalin	MB96-28
SIGEOM	Roche	S10	Chert	MB96-28
SIGEOM	Roche	S10B	Chert Carbonaté	MB96-28
SIGEOM	Roche	S10F	Chert Ferrugineux	MB96-28
SIGEOM	Roche	S10E	Chert Graphiteux/Carboné	MB96-28
SIGEOM	Roche	S10A	Chert Oxydé	MB96-28
SIGEOM	Roche	S10C	Chert Silicaté	MB96-28
SIGEOM	Roche	S10D	Chert Sulfuré	MB96-28
SIGEOM	Roche	S6H	Clayshale	MB96-28
SIGEOM	Roche	S6I	Clayslate	MB96-28
SIGEOM	Roche	S6G	Claystone	MB96-28
SIGEOM	Roche	I4C	Clinopyroxénite	MB96-28
SIGEOM	Roche	I4F	Clinopyroxénite à olivine	MB96-28
SIGEOM	Roche	V1BC	Commendite	MB96-28
SIGEOM	Roche	S4	Conglomérat	MB96-28
SIGEOM	Roche	S4G	Conglomérat intraformationnel	MB96-28
SIGEOM	Roche	S4H	Conglomérat intraformationnel Fermé	MB96-28
SIGEOM	Roche	S4I	Conglomérat intraformationnel Ouvert	MB96-28
SIGEOM	Roche	S4A	Conglomérat monogénique	MB96-28
SIGEOM	Roche	S4B	Conglomérat monogénique fermé	MB96-28
SIGEOM	Roche	S4C	Conglomérat monogénique Ouvert	MB96-28
SIGEOM	Roche	S4D	Conglomérat polygénique	MB96-28
SIGEOM	Roche	S4E	Conglomérat polygénique Fermé	MB96-28
SIGEOM	Roche	S4F	Conglomérat polygénique Ouvert	MB96-28
SIGEOM	Roche	V1D	Dacite	MB96-28
SIGEOM	Roche	I4QD	Damtjernite	MB96-28
SIGEOM	Roche	I3B	Diabase	MB96-28
SIGEOM	Roche	I3M	Diabase à olivine	MB96-28
SIGEOM	Roche	I3F	Diabase à quatrz	MB96-28
SIGEOM	Roche	I2J	Diorite	MB96-28
SIGEOM	Roche	I2Q	Diorite à hyperstène	MB96-28
SIGEOM	Roche	I2JR	Diorite foidifère	MB96-28
SIGEOM	Roche	I2JF	Diorite foidique	MB96-28
SIGEOM	Roche	I2I	Diorite quartzifère	MB96-28
SIGEOM	Roche	S8C	Dolarénite	MB96-28
SIGEOM	Roche	S8A	Dololutite	MB96-28
SIGEOM	Roche	S8	Dolomite	MB96-28
SIGEOM	Roche	S8D	Dolorudite	MB96-28
SIGEOM	Roche	S8B	Dolosilite	MB96-28
SIGEOM	Roche	I4M	Dunite	MB96-28
SIGEOM	Roche	I1T	Enderbite (Tonalite à hyperstène)	MB96-28
SIGEOM	Roche	S12	Évaporite	MB96-28
SIGEOM	Roche	S11	Exhalite	MB96-28
SIGEOM	Roche	I4QF	Ferrocarbonatite	MB96-28
SIGEOM	Roche	I3D	Ferrogabbro	MB96-28
SIGEOM	Roche	I1N	Filon/Veine de quartz	MB96-28
SIGEOM	Roche	V4I	Foidite	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche	V4IP	Foidite phonolitique	MB96-28
SIGEOM	Roche	V4IT	Foidite téphritique	MB96-28
SIGEOM	Roche	I4S	Foidolite	MB96-28
SIGEOM	Roche	S9	Formation de fer	MB96-28
SIGEOM	Roche	S9C	Formation de fer Carbonatée	MB96-28
SIGEOM	Roche	S9A	Formation de fer indéterminée	MB96-28
SIGEOM	Roche	S9B	Formation de fer oxydée	MB96-28
SIGEOM	Roche	S9D	Formation de fer Silicatée	MB96-28
SIGEOM	Roche	S9E	Formation de fer Sulfurée	MB96-28
SIGEOM	Roche	I3A	Gabbro	MB96-28
SIGEOM	Roche	I3K	Gabbro à olivine	MB96-28
SIGEOM	Roche	I3E	Gabbro à quartz	MB96-28
SIGEOM	Roche	I3I	Gabbro anorthosite	MB96-28
SIGEOM	Roche	I3AR	Gabbro foidifère	MB96-28
SIGEOM	Roche	I3Q	Gabbronorite	MB96-28
SIGEOM	Roche	I3R	Gabbronorite à olivine	MB96-28
SIGEOM	Roche	S7H	Grainstone	MB96-28
SIGEOM	Roche	I1B	Granite	MB96-28
SIGEOM	Roche	I1A	Granite à feldspath alcalin	MB96-28
SIGEOM	Roche	I1I	Granitoide riche en quartz	MB96-28
SIGEOM	Roche	I1C	Granodiorite	MB96-28
SIGEOM	Roche	I1S	Grano-diotite à hyperstène	MB96-28
SIGEOM	Roche	I1H	Granophyre	MB96-28
SIGEOM	Roche	S1	Grès	MB96-28
SIGEOM	Roche	S1D	Grès Arkosique	MB96-28
SIGEOM	Roche	S1B	Grès Feldspathique	MB96-28
SIGEOM	Roche	S1E	Grès Lithique	MB96-28
SIGEOM	Roche	S1F	Grès Lithique subfeldspathitique	MB96-28
SIGEOM	Roche	S1A	Grès Quartzique	MB96-28
SIGEOM	Roche	S12D	Gypse	MB96-28
SIGEOM	Roche	S12A	Halite	MB96-28
SIGEOM	Roche	I4L	Harzburgite	MB96-28
SIGEOM	Roche	V3DH	Hawaiite	MB96-28
SIGEOM	Roche	I4A	Hornblendite	MB96-28
SIGEOM	Roche	V2JI	Icelandite	MB96-28
SIGEOM	Roche	V3AI	Icelandite basaltique	MB96-28
SIGEOM	Roche	I1	Intrusion felsique	MB96-28
SIGEOM	Roche	I2	Intrusion Intermédiaire	MB96-28
SIGEOM	Roche	I3	Intrusion mafique	MB96-28
SIGEOM	Roche	I4	Intrusion ultramafique	MB96-28
SIGEOM	Roche	S10J	Jaspe, Jaspilite	MB96-28
SIGEOM	Roche	I2P	Jotunite (Monzodiorite à hyperstène)	MB96-28
SIGEOM	Roche	I3OK	Kersantite	MB96-28
SIGEOM	Roche	I4P	Kimberlite	MB96-28
SIGEOM	Roche	I4PA	Kimberlite (groupe I)	MB96-28
SIGEOM	Roche	I4PB	Kimberlite (groupe II)	MB96-28
SIGEOM	Roche	V4A	Komatiite	MB96-28
SIGEOM	Roche	V4D	Komatiite dunitique	MB96-28
SIGEOM	Roche	V4C	Komatiite péridotitique	MB96-28
SIGEOM	Roche	V4B	Komatiite pyroxénitique	MB96-28
SIGEOM	Roche	I4R	Lamproite	MB96-28
SIGEOM	Roche	I3O	Lamprophyre mafique	MB96-28
SIGEOM	Roche	I4O	Lamprophyre ultrabasique	MB96-28
SIGEOM	Roche	V2FL	Latite	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche	V2LR	Latite foidifère	MB96-28
SIGEOM	Roche	V2E	Latite quartzifère	MB96-28
SIGEOM	Roche	I3P	Leuconorite	MB96-28
SIGEOM	Roche	I4K	Lherzolite	MB96-28
SIGEOM	Roche	I4QM	Magnésiocarbonatite	MB96-28
SIGEOM	Roche	I2O	Mangérite (Monzonite à hyperstène)	MB96-28
SIGEOM	Roche	V4E	Meimechite	MB96-28
SIGEOM	Roche	V4F	Melilitite	MB96-28
SIGEOM	Roche	V4FO	Melilitite à olivine	MB96-28
SIGEOM	Roche	I4T	Mélilitolite	MB96-28
SIGEOM	Roche	I3OM	Minette	MB96-28
SIGEOM	Roche	I4OM	Monchiquite	MB96-28
SIGEOM	Roche	I2H	Monzodiorite	MB96-28
SIGEOM	Roche	I2HR	Monzodiorite foidifère	MB96-28
SIGEOM	Roche	I2HF	Monzodiorite foidique	MB96-28
SIGEOM	Roche	I2G	Monzodiorite quartzifère	MB96-28
SIGEOM	Roche	I3C	Monzogabbro	MB96-28
SIGEOM	Roche	I3CR	Monzogabbro foidifère	MB96-28
SIGEOM	Roche	I3CF	Monzogabbro foidique	MB96-28
SIGEOM	Roche	I3CQ	Monzogabbro quartzifère	MB96-28
SIGEOM	Roche	I1M	Monzo-Granite	MB96-28
SIGEOM	Roche	I1R	Monzo-granite à hyperstène	MB96-28
SIGEOM	Roche	I2F	Monzonite	MB96-28
SIGEOM	Roche	I2FR	Monzonite foidifère	MB96-28
SIGEOM	Roche	I2E	Monzonite quartzifère	MB96-28
SIGEOM	Roche	I3S	Monzonorite	MB96-28
SIGEOM	Roche	I2K	Monzosyénite	MB96-28
SIGEOM	Roche	I2KF	Monzosyénite foidique	MB96-28
SIGEOM	Roche	OB	Mort Terrain (Overburden)	
SIGEOM	Roche	S6	Mudrock	MB96-28
SIGEOM	Roche	S6E	Mudshale	MB96-28
SIGEOM	Roche	S6F	Mudslate	MB96-28
SIGEOM	Roche	S6D	Mudstone	MB96-28
SIGEOM	Roche	S7E	Mudstone	MB96-28
SIGEOM	Roche	V3GM	Mugéargite	MB96-28
SIGEOM	Roche	V4IN	Néphélinite	MB96-28
SIGEOM	Roche	I3J	Norite	MB96-28
SIGEOM	Roche	I3L	Norite à olivine	MB96-28
SIGEOM	Roche	I4E	Orthopyroxénite	MB96-28
SIGEOM	Roche	I4H	Orthopyroxénite à olivine	MB96-28
SIGEOM	Roche	S7G	Packstone	MB96-28
SIGEOM	Roche	V1BP	Pantellérite	MB96-28
SIGEOM	Roche	I1G	Pegmatite (granitique)	MB96-28
SIGEOM	Roche	I4I	Péridotite	MB96-28
SIGEOM	Roche	V2G	Phonolite	MB96-28
SIGEOM	Roche	V2GT	Phonolite téphritique	MB96-28
SIGEOM	Roche	V4H	Picrite	MB96-28
SIGEOM	Roche	V4G	Picrobasalte	MB96-28
SIGEOM	Roche	I4OP	Polzénite	MB96-28
SIGEOM	Roche	I4B	Pyroxénite	MB96-28
SIGEOM	Roche	I1J	Quartzolite (Silexite)	MB96-28
SIGEOM	Roche	V1C	Rhyodacite	MB96-28
SIGEOM	Roche	V1B	Rhyolite	MB96-28
SIGEOM	Roche	V1A	Rhyolite à feldspath alcalin	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche	V4M	Roche volcanique ultramafique à melilite	MB96-28
SIGEOM	Roche	S7K	Rudstone	MB96-28
SIGEOM	Roche	I4OS	Sannaite	MB96-28
SIGEOM	Roche	S	Sédiments	MB96-28
SIGEOM	Roche	I4N	Serpentinite	MB96-28
SIGEOM	Roche	V3GS	Shoshonite	MB96-28
SIGEOM	Roche	S6B	Siltshale	MB96-28
SIGEOM	Roche	S6C	Siltslate	MB96-28
SIGEOM	Roche	S6A	Siltsone	MB96-28
SIGEOM	Roche	I3OS	Spessartite	MB96-28
SIGEOM	Roche	S2B	SubArkose	MB96-28
SIGEOM	Roche	S2F	Sublitharénite	MB96-28
SIGEOM	Roche	S12E	Sulfate	MB96-28
SIGEOM	Roche	F1	Sulfures Massifs	MB96-28
SIGEOM	Roche	F2	Sulfures semi-Massifs	MB96-28
SIGEOM	Roche	I2D	Syénite	MB96-28
SIGEOM	Roche	I2B	Syénite à feldspath alcalin	MB96-28
SIGEOM	Roche	I2N	Syénite à hyperstène	MB96-28
SIGEOM	Roche	I2DR	Syénite foidifère	MB96-28
SIGEOM	Roche	I2BR	Syénite foidifère à feldspath alcalin	MB96-28
SIGEOM	Roche	I2DF	Syénite foidique	MB96-28
SIGEOM	Roche	I2C	Syénite quartzifère	MB96-28
SIGEOM	Roche	I2A	Syénite quartzifère à feldspath alcalin	MB96-28
SIGEOM	Roche	I2M	Syénite quartzifère à feldspath alcalin avec hyperstène	MB96-28
SIGEOM	Roche	I1L	Syéno-granite	MB96-28
SIGEOM	Roche	I1Q	Syéno-granite à hyperstène	MB96-28
SIGEOM	Roche	S12B	Sylvite	MB96-28
SIGEOM	Roche	V3I	Téphrite	MB96-28
SIGEOM	Roche	V3IP	Téphryte phonolitique	MB96-28
SIGEOM	Roche	S4J	Tillite	MB96-28
SIGEOM	Roche	I1D	Tonalite	MB96-28
SIGEOM	Roche	V2F	Trachyandésite	MB96-28
SIGEOM	Roche	V3G	Trachyandésite basaltique	MB96-28
SIGEOM	Roche	V3D	Trachybasalte	MB96-28
SIGEOM	Roche	V3DK	Trachybasalte potassique	MB96-28
SIGEOM	Roche	V1E	Trachydacite	MB96-28
SIGEOM	Roche	V2D	Trachyte	MB96-28
SIGEOM	Roche	V2B	Trachyte à feldspath alcalin	MB96-28
SIGEOM	Roche	V2DC	Trachyte commenditique	MB96-28
SIGEOM	Roche	V2DR	Trachyte foidifère	MB96-28
SIGEOM	Roche	V2BR	Trachyte foidifère à feldspath alcalin	MB96-28
SIGEOM	Roche	V2DP	Trachyte pantellétique	MB96-28
SIGEOM	Roche	V2C	Trachyte quartzifère	MB96-28
SIGEOM	Roche	V2A	Trachyte quartzifère à feldspath alcalin	MB96-28
SIGEOM	Roche	I3N	Troctolite	MB96-28
SIGEOM	Roche	I1E	Trondhjémite	MB96-28
SIGEOM	Roche	I3OV	Vogesite	MB96-28
SIGEOM	Roche	V	Volcanite	
SIGEOM	Roche	V1	Volcanite felsique	MB96-28
SIGEOM	Roche	V2	Volcanite Intermédiaire	MB96-28
SIGEOM	Roche	V3	Volcanite mafique	MB96-28
SIGEOM	Roche	V4	Volcanite ultramafique	MB96-28
SIGEOM	Roche	S3	Wacke	MB96-28
SIGEOM	Roche	S3C	Wacke Arkosique	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche	S3D	Wacke Feldspathique	MB96-28
SIGEOM	Roche	S3E	Wacke Lithique	MB96-28
SIGEOM	Roche	S3A	Wacke Quartzitique	MB96-28
SIGEOM	Roche	S7F	Wackestone	MB96-28
SIGEOM	Roche	I4D	Websterite	MB96-28
SIGEOM	Roche	I4G	Websterite à olivine	MB96-28
SIGEOM	Roche	I4J	Wehrlite	MB96-28
SIGEOM	Roche Métamorphique	M23	Agmatite	MB96-28
SIGEOM	Roche Métamorphique	M16	Amphibolite	MB96-28
SIGEOM	Roche Métamorphique	M26	Brèche Tectonique	MB96-28
SIGEOM	Roche Métamorphique	M24	Cataclastite	MB96-28
SIGEOM	Roche Métamorphique	M18	Cornéenne	MB96-28
SIGEOM	Roche Métamorphique	M31	Coticule	MB96-28
SIGEOM	Roche Métamorphique	M21	Diatexite	MB96-28
SIGEOM	Roche Métamorphique	M17	Éclogite	MB96-28
SIGEOM	Roche Métamorphique	M1	Gneiss	MB96-28
SIGEOM	Roche Métamorphique	T3A	Gneiss droit («straight gneiss»)	MB96-28
SIGEOM	Roche Métamorphique	M6	Gneiss granitique	MB96-28
SIGEOM	Roche Métamorphique	T3D	Gneiss irrégulier	MB96-28
SIGEOM	Roche Métamorphique	T3B	Gneiss porphyroclastique	MB96-28
SIGEOM	Roche Métamorphique	M5	Gneiss Quartzofeldspathique	MB96-28
SIGEOM	Roche Métamorphique	T3C	Gneiss régulier	MB96-28
SIGEOM	Roche Métamorphique	M2	Gneiss Rubané	MB96-28
SIGEOM	Roche Métamorphique	M21A	Granite d'Anatexie	MB96-28
SIGEOM	Roche Métamorphique	M7	Granulite	MB96-28
SIGEOM	Roche Métamorphique	M13	Marbre	MB96-28
SIGEOM	Roche Métamorphique	M20	Métatexite	MB96-28
SIGEOM	Roche Métamorphique	M22	Migmatite	MB96-28
SIGEOM	Roche Métamorphique	M25	Mylonite	MB96-28
SIGEOM	Roche Métamorphique	M3	Orthogneiss	MB96-28
SIGEOM	Roche Métamorphique	M9	Orthoschiste	MB96-28
SIGEOM	Roche Métamorphique	M4	Paragneiss	MB96-28
SIGEOM	Roche Métamorphique	M10	Paraschiste	MB96-28
SIGEOM	Roche Métamorphique	M11	Phyllade	MB96-28
SIGEOM	Roche Métamorphique	M12	Quartzite	MB96-28
SIGEOM	Roche Métamorphique	M14	Roche Calco-Silicatée	MB96-28
SIGEOM	Roche Métamorphique	M15	Roche Métasomatique (Skarn)	MB96-28
SIGEOM	Roche Métamorphique	M8	Schiste	MB96-28
SIGEOM	Roche Métamorphique	M30	Tourmalinite	MB96-28
SIGEOM	Roche Tectonite	T2E	Blastomylonite	MB96-28
SIGEOM	Roche Tectonite	T1A	Brèche de Faille	MB96-28
SIGEOM	Roche Tectonite	T1F	Brèche d'Impact	MB96-28
SIGEOM	Roche Tectonite	T4	Brèche tectonique	MB96-28
SIGEOM	Roche Tectonite	T4B	Brèche tectonique à matrice de marbre	MB96-28
SIGEOM	Roche Tectonite	T1	Cataclastite	MB96-28
SIGEOM	Roche Tectonite	T1C	Gouge de faille	MB96-28
SIGEOM	Roche Tectonite	T1G	Impactite	MB96-28
SIGEOM	Roche Tectonite	T4A	Mélange tectonique	MB96-28
SIGEOM	Roche Tectonite	T1B	Microbrèche de Faille	MB96-28
SIGEOM	Roche Tectonite	T1E	Mylolisthénite	MB96-28
SIGEOM	Roche Tectonite	T2	Mylonite	MB96-28
SIGEOM	Roche Tectonite	T2B	Orthomylonite	MB96-28
SIGEOM	Roche Tectonite	T2D	Phyllonite	MB96-28
SIGEOM	Roche Tectonite	T2A	Protomylonite	MB96-28

Source	Domaine	Code	Signification	Référence
SIGEOM	Roche Tectonite	T1D	Pseudotachylite	MB96-28
SIGEOM	Roche Tectonite	T2C	Ultramylonite	MB96-28
VIA	Structure	APL	Axe de Pli	
VIA	Structure	DIA	Diaclase, Joint, Fracture	
VIA	Structure	DYK	Dyke	
VIA	Structure	FAI	Faille, Cisaillement	
VIA	Structure	FOL	Foliation	
VIA	Structure	LAM	Lamination, Rubannement, Flow banding	
VIA	Structure	LIN	Linéation	
VIA	Structure	LIT	Litage, Bedding, S0, Stratification	
VIA	Structure	PAX	Plan Axial	
VIA	Structure	SCH	Schistosité, Gneissosité, SP, S1, S2, S3	
VIA	Structure	SGL	Strie Glaciaire	
VIA	Structure	VEI	Veine	
SIGEOM	Structure	L	Axe de mullion	PRO2000-08
SIGEOM	Structure	B	Axe de boudin	PRO2000-08
SIGEOM	Structure	J	Axe de joint en colonne	PRO2000-08
VIA	Structure	AP	Axe de pli	
SIGEOM	Structure	Q	Axe de stylolithe	PRO2000-08
SIGEOM	Structure	E	Axe d'étirement	PRO2000-08
SIGEOM	Structure	A	Axe d'étirement d'objet déformé	PRO2000-08
SIGEOM	Structure	Y	Axe d'étirement plaquage minéral	PRO2000-08
SIGEOM	Structure	M	Axe Minérale primaire (magmatique)	PRO2000-08
SIGEOM	Structure	N	Axe Minérale secondaire (tectonométamorphique)	PRO2000-08
VIA	Structure	LE	Linéation d'étirement	
SIGEOM	Structure	L1	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L2	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L3	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L4	Linéation d'intersection	PRO2000-08
SIGEOM	Structure	L	Linéation Indéterminée	PRO2000-08
VIA	Structure	LM	Linéation minérale	
SIGEOM	Structure	F	Strie de faille	PRO2000-08
VIA	Structure	SG	Strie glaciaire	
SIGEOM	Structure	T	Strie intercouche	PRO2000-08
VIA	Structure	CC	Clivage de crénulation	
VIA	Structure	DY	Dyke	
VIA	Structure	FA	Faille	
VIA	Structure	FR	Fracture	
VIA	Structure	LI	Litage	
VIA	Structure	PA	Plan axial	
VIA	Structure	S1	Schistosité S1	
VIA	Structure	S2	Schistosité S2	
VIA	Structure	S3	Schistosité S3	
VIA	Structure	VN	Veine	
VIA	Structure	ZC	Zone de cisaillement	
SIGEOM	Texture	AC	Aciculaire	PRO2000-08
SIGEOM	Texture	AD	Adcumulat	PRO2000-08
SIGEOM	Texture	AA	Affleurement caractérisé par le plissement	PRO2000-08
SIGEOM	Texture	AT	Agmatitique	PRO2000-08
SIGEOM	Texture	AL	Alaskitique	PRO2000-08
SIGEOM	Texture	AE	Altéré	PRO2000-08
SIGEOM	Texture	AO	Amas arrondis (globulaires)	PRO2000-08
SIGEOM	Texture	AB	Amiboïdal(e)	PRO2000-08
SIGEOM	Texture	AM	Amygdalaire	PRO2000-08

ANNEXE 3: DESCRIPTION DES AFFLEUREMENTS, PROJET NICHICUN

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

ANNEXE 5. LISTE DES ÉCHANTILLONS DE ROCHE (GRAB ET BLOC)

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

ANNEXE 6: DESCRIPTION DES RAINURES, PROJET NICHICUN

INFORMATION AVAILABLE UPON REQUEST SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

ANNEXE 7: CERTIFICATS D'ANALYSES, PROJET NICHICUN

INFORMATION AVAILABLE UPON REQUEST SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

ROCKLABS

WORLD LEADERS IN SAMPLE PREPARATION EQUIPMENT AND REFERENCE MATERIALS FOR USE IN GOLD ASSAYING

ROCKLABS LIMITED 161 NELSON STREET, ONEHUNGA, PO BOX 18-142, GLEN INNES, AUCKLAND, NEW ZEALAND Tel: +64 9 634 7696 Fax: +64 9 634 6896 Email: sales@rocklabs.com Website: www.rocklabs.com

Certificate of Analysis

Reference Material SQ48

Recommended Gold Concentration: 30.25 µg/g
95% Confidence Interval: +/- 0.17 µg/g

The above values apply only to product in jars or sachets which have an identification number within the following range: ***189 157 – 190 638.***

Prepared and Certified By:	Malcolm Smith BSc, FNZIC Malcolm Smith Reference Materials Ltd 40 Oakford Park Crescent, Greenhithe North Shore City 0632 **NEW ZEALAND** Email: Malcolm@MSRML.co.nz Telephone: +64 9 444 3534
Date of Certification:	19 June 2009
Certificate Status:	Original
Available Packaging:	This reference material has been packed in wide-mouthed jars that contain 2.5 kg of product. The contents of some jars may be subsequently repacked into sealed polyethylene sachets.
Origin of Reference Material:	Feldspar minerals, basalt and iron pyrites with minor quantities of finely divided gold-containing minerals that have been screened to ensure there is no gold nugget effect.
Supplier of Reference Material:	ROCKLABS Ltd P O Box 18 142 Auckland 1743 **NEW ZEALAND** Email: sales@rocklabs.com Website: www.rocklabs.com Telephone: +64 9 634 7696

Description:

The reference material is a light grey powder that has been well mixed and a homogeneity test carried out after the entire batch was packaged into wide-mouthed jars. There is no soil component. The product contains crystalline quartz and therefore dust from it should not be inhaled.

The approximate chemical composition is:
(Uncertified Values)

	%
SiO_2	55.07
Al_2O_3	14.17
Na_2O	3.95
K_2O	4.16
CaO	4.29
MgO	3.60
TiO_2	0.93
MnO	0.06
P_2O_5	0.24
Fe_2O_3	4.3
Fe	3.2
S	3.5

Intended Use:

This reference material is designed to be included with every batch of samples analysed and the results plotted for quality monitoring purposes.

Stability:

The container (jar or sachet) and its contents should not be heated to temperatures higher than 50 °C. Iron pyrites are likely to oxidize in the air but tests have shown that the increase in weight of an exposed reference material of similar matrix, in the Auckland climate, is less than 0.1% per year.

Method of Preparation:

Pulverized feldspar minerals, basalt rock and barren iron pyrites were blended with finely pulverized and screened, gold-containing minerals. Once the powders were uniformly mixed the composite was placed into 1482 wide-mouthed jars, each bearing a unique number. 40 jars were randomly selected from the packaging run and material from these jars was used for both homogeneity and consensus testing.

Homogeneity Assessment:

An independent laboratory carried out all gold analyses by fire assay of 30 g portions, using a gravimetric finish. Steps were taken to minimize laboratory method variation in order to better detect any variation in the candidate reference material.

Homogeneity Assessment continued:

The contents of five randomly selected jars were compacted by vibration (to simulate the effect of freighting) and five samples removed successively from top to bottom from each jar. In addition, five samples were removed from the last jar in the series. A sample was also removed from the top of each of the 40 jars randomly selected from the 1482 jars in the batch. The results of analysis of the 70 samples (randomly ordered and then consecutively numbered before being sent to the laboratory) produced a relative standard deviation of 1.0 %.

Analytical Methodology:

Once homogeneity had been established, two sub-samples were submitted to a number of well-recognized laboratories in order to assign a gold value by consensus testing. The sub-samples were drawn from the 40 randomly selected jars and each laboratory received samples from two different jars. Indicative concentration ranges were given. All laboratories used fire assay for the gold analysis, with some using an instrument finish and some a gravimetric finish

Calculation of Certified Value:

Results for gold were returned from 40 laboratories. Statistical analysis to identify outliers was carried out using the principles detailed in sections 7.3.2 – 7.3.4, ISO 5725-2: 1994. Assessment of each laboratory's performance was carried out on the basis of z-scores, partly based on the concept described in ISO/IEC Guide 43-1. Details of the criteria used in these examinations are available on request. As a result of these statistical analyses, four sets of results were excluded for the purpose of assigning a gold concentration value to this reference material. A recommended value was thus calculated from the average of the remaining n = 36 sets of replicate results. The 95 % confidence interval was estimated using the formula:-

$$X \pm ts/\sqrt{n}$$

(where X is the estimated average, s is the estimated standard deviation of the laboratory averages, and t is the 0.025 tail-value from Student's t-distribution with n-1 degrees of freedom). The recommended value is provided at the beginning of the certificate in µg/g (ppm) units. A summary of the results used to calculate the recommended value is listed on page 4 and the names of the laboratories that submitted results are listed on page 5. The results are listed in increasing order of the individual laboratory averages. A code also indicates the method used by the laboratory. The code starts with the sample weight used (where this is known) and finishes with either the instrument used (eg AAS or ICP-OES) or gravimetric finish (indicated by "grav"). Statistical analysis was carried out separately on two groups of samples – those analysed with an instrument finish and those completed by gravimetry. There was no significant difference in the calculated gold average for each group. This applied with outliers included as well as with outliers excluded; therefore the assigned value was calculated from the combined sets of results.

Independent statistician, Tim Ball, has carried out statistical analysis of the consensus test results.

Summary of Results Used to Calculate Gold Value

(Listed in increasing order of individual laboratory averages)

Gold (ppm)			
Method	**Sample 1**	**Sample 2**	**Average**
50gfa/AAS	29.50	28.30	28.900
30gfa/grav	29.23	29.25	29.240
30gfa/grav	29.80	29.23	29.515
30gfa/AAS	29.8	29.3	29.55
30gfa/AAS	29.5	29.6	29.55
30gfa/grav	29.70	29.54	29.620
10gfa/AAS	29.21	30.10	29.655
fa/grav	30.033	29.984	30.009
30gfa/grav	30.19	29.99	30.090
25gfa/AAS	30.560	29.735	30.148
fa/grav	30.400	30.000	30.200
30gfa/AAS	30.0	30.4	30.20
25gfa/grav	30.6	29.8	30.20
30gfa/AAS	30.258	30.192	30.225
fa/grav	30.30	30.15	30.225
30gfa/AAS	30.19	30.28	30.235
15gfa/grav	30.10	30.38	30.240
30gfa/AAS	29.8	30.7	30.25
50gfa/AAS	30.5	30.1	30.30
30gfa/grav	30.3	30.3	30.30
fa/AAS	30.360	30.293	30.327
30gfa/AAS	30.50	30.20	30.350
30gfa/ICP-ES	30.22	30.55	30.385
30gfa/grav	30.2	30.6	30.40
50gfa/AAS	30.60	30.30	30.450
fa/grav	30.500	30.446	30.473
30gfa/grav	30.463	30.523	30.493
15gfa/grav	30.377	30.617	30.497
20gfa/AAS	30.5	30.5	30.50
fa/grav	30.65	30.40	30.525
30gfa/grav	30.64	30.57	30.605
25gfa/ICP	30.7	30.9	30.80
30gfa/AAS	31.5	30.2	30.85
40gfa/ICP-OES	31.20	31.10	31.150
30gfa/grav	31.7	30.7	31.20
30gfa/AAS	31.1	31.4	31.25

Average of 36 sets = 30.25 ppm

Standard deviation of 36 sets = 0.51 ppm

Note: this standard deviation should not be used as a basis to set control limits when plotting results from an individual laboratory.

Relative standard deviation = 1.7 %

95% Confidence interval for average = 0.17 ppm

Participating Laboratories

Australia	ALS Chemex, Kalgoorlie ALS Chemex, Perth Amdel Ltd, Adelaide Amdel Ltd, Kalgoorlie Genalysis Laboratory Services Pty Ltd, Perth SGS Australia Pty Ltd, Perth SGS Australia Pty Ltd, Townsville Standard and Reference Laboratories, Perth Ultra Trace Pty Ltd, Perth
Burkina Faso	ALS Chemex, Ouagadougou
Canada	Accurassay Laboratories, Thunder Bay Acme Analytical Laboratories Ltd, Vancouver ALS Chemex, Val d'Or ALS Chemex, Vancouver Assayers Canada, Vancouver Bourlamaque Assay Laboratories Ltd, Val d'Or International Plasma Labs Ltd, Richmond Loring Laboratories Ltd, Calgary SGS Mineral Services, Lakefield Techni-Lab S.G.B. Abitibi Inc, Quebec TSL Laboratories Inc, Saskatoon
Chile	Acme Analytical Laboratories Ltd, Santiago
Kyrgyzstan	Alex Stewart Assay and Environmental Laboratories Ltd, Kara-Balta
Mali	ALS Chemex, Bamako
New Zealand	Amdel NZ Ltd, Macraes, Otago Amdel Ltd, Reefton SGS Minerals, Waihi
Peru	ALS Chemex, Lima Minera Yanacocha SRL – Newmont, Lima Inspectorate Services Peru S.A.C., Callao
Russia	Irgiredmet JSC, Analytical Centre, Irkutsk
South Africa	AB Analytical Laboratory Services, Boksburg Anglo Research, Johannesburg Performance Laboratories, Randfontein SGS South Africa (Pty) Ltd, Barberton SGS South Africa (Pty) Ltd, Southdale
United States of America	ALS Chemex, Reno Barrick Goldstrike Mines Inc, Carlin Newmont Mining Corporation, Carlin Laboratory Newmont Mining Corporation, Lone Tree Laboratory

Instructions and Recommendations for Use:

Weigh out quantity usually used for analysis and analyze for total gold by normal procedure. Homogeneity testing has shown that consistent results are obtainable for gold when 30g portions are taken for analysis.

We quote a 95% confidence interval for our estimate of the declared value. This confidence interval reflects our uncertainty in estimating the true value for the gold content of the reference material. The interval is chosen such that, if the same procedure as used here to estimate the declared value were used again and again, then 95% of the trials would give intervals that contained the true value. It is a reflection of how precise the trial has been in estimating the declared value. It **does not** reflect the variability any particular laboratory will experience in its own repetitive testing.

Some users in the past have misinterpreted this confidence interval as a guide as to how different an individual test result should be from the declared value. Some mistakenly use this interval, or the standard deviation from the consensus test, to set limits for control charts on their own routine test results using the reference material. Such use inevitably leads to many apparent out-of-control points, leading to doubts about the laboratory's testing, or of the reference material itself.

A much better way of determining the laboratory performance when analysing the reference material is to accumulate a history of the test results obtained, and plot them on a control chart. The appropriate centre line and control limits for this chart should be based on the average level and variability exhibited in the laboratory's **own** data. This chart will provide a clear picture of the long-term stability or otherwise of the laboratory testing process, providing good clues as to the causes of any problems. To help our customers do this more simply for themselves, we can provide a free Excel template that will produce sensible graphs, with intelligently chosen limits, from the customer's own data.

Legal Notice:

This certificate and the reference material described in it have been prepared with due care and attention. However ROCKLABS Ltd, Malcolm Smith Reference Materials Ltd and Tim Ball Ltd accept no liability for any decisions or actions taken following the use of the reference material.

References:

For further information on the preparation and validation of this reference material please contact Malcolm Smith.

Certifying Officer

M. G. Smith

M G Smith BSc, FNZIC

Independent Statistician

Tim Ball

Tim Ball BSc (Hons)

ROCKLABS LIMITED 161 NELSON STREET, ONEHUNGA, PO BOX 18-142, GLEN INNES, AUCKLAND, NEW ZEALAND Tel: +64 9 634 7696 Fax: +64 9 634 6896 Email: sales@rocklabs.com Website: www.rocklabs.com

Certificate of Analysis

Reference Material SK52

Recommended Gold Concentration: 4.107 µg/g
95% Confidence Interval: +/- 0.029 µg/g

The above values apply only to product in jars or sachets which have an identification number within the following range: ***199 587 – 201 299.***

Prepared and Certified By:

Malcolm Smith BSc, FNZIC
Malcolm Smith Reference Materials Ltd
40 Oakford Park Crescent, Greenhithe
North Shore City 0632
NEW ZEALAND
Email: Malcolm@MSRML.co.nz
Telephone: +64 9 444 3534

Date of Certification: 19 April 2010

Certificate Status: Original

Available Packaging: This reference material has been packed in wide-mouthed jars that contain 2.5 kg of product. The contents of some jars may be subsequently repacked into sealed polyethylene sachets.

Origin of Reference Material: Feldspar minerals, basalt and iron pyrites with minor quantities of finely divided gold-containing minerals that have been screened to ensure there is no gold nugget effect.

Supplier of Reference Material:

ROCKLABS Ltd
P O Box 18 142
Auckland 1743
NEW ZEALAND
Email: sales@rocklabs.com
Website: www.rocklabs.com
Telephone: +64 9 634 7696

Description:

The reference material is a light grey powder that has been well mixed and a homogeneity test carried out after the entire batch was packaged into wide-mouthed jars. There is no soil component. The product contains crystalline quartz and therefore dust from it should not be inhaled.

The approximate chemical composition is:
(Uncertified Values)

	%
SiO_2	55.09
Al_2O_3	16.08
Na_2O	4.53
K_2O	4.78
CaO	3.51
MgO	3.18
TiO_2	0.94
MnO	0.07
P_2O_5	0.25
Fe_2O_3	4.92
Fe	2.8
S	3.0

Intended Use:

This reference material is designed to be included with every batch of samples analysed and the results plotted for quality monitoring and assessment purposes.

Stability:

The container (jar or sachet) and its contents should not be heated to temperatures higher than 50 °C. Iron pyrites are likely to oxidize in the air but tests have shown that the increase in weight of an exposed reference material of similar matrix, in the Auckland climate, is less than 0.1% per year.

Method of Preparation:

Pulverized feldspar minerals, basalt rock and barren iron pyrites were blended with finely pulverized and screened, gold-containing minerals. Once the powders were uniformly mixed the composite was placed into 1713 wide-mouthed jars, each bearing a unique number. 48 jars were randomly selected from the packaging run and material from these jars was used for both homogeneity and consensus testing.

Homogeneity Assessment:

An independent laboratory carried out gold analysis by fire assay of 30 g portions, using a gravimetric finish. Steps were taken to minimize laboratory method variation in order to better detect any variation in the candidate reference material.

Homogeneity Assessment continued:

The contents of six randomly selected jars were compacted by vibration (to simulate the effect of freighting) and five samples removed successively from top to bottom from each jar. In addition, five samples were removed from the last jar in the series. A sample was also removed from the top of each of the 48 jars randomly selected from the 1713 jars in the batch. The results of analysis of the 83 samples (randomly ordered and then consecutively numbered before being sent to the laboratory) produced a relative standard deviation of 1.1 %.

Analytical Methodology:

Once homogeneity had been established, two sub-samples were submitted to a number of well-recognized laboratories in order to assign a gold value by consensus testing. The sub-samples were drawn from the 48 randomly selected jars and each laboratory received samples from two different jars. Indicative concentration ranges were given. All laboratories used fire assay for the gold analysis, with most using an instrument finish and some a gravimetric finish.

Calculation of Certified Value:

Results for gold were returned from 43 laboratories. Statistical analysis to identify outliers was carried out using the principles detailed in sections 7.3.2 – 7.3.4, ISO 5725-2: 1994. Assessment of each laboratory's performance was carried out on the basis of z-scores, partly based on the concept described in ISO/IEC Guide 43-1. Details of the criteria used in these examinations are available on request. As a result of these statistical analyses, six sets of results were excluded for the purpose of assigning a gold concentration value to this reference material. A recommended value was thus calculated from the average of the remaining n = 37 sets of replicate results. The 95 % confidence interval was estimated using the formula:-

$$X \pm ts/\sqrt{n}$$

(where X is the estimated average, s is the estimated standard deviation of the laboratory averages, and t is the 0.025 tail-value from Student's t-distribution with n-1 degrees of freedom). The recommended value is provided at the beginning of the certificate in µg/g (ppm) units. A summary of the results used to calculate the recommended value is listed on page 4 and the names of the laboratories that submitted results are listed on page 5. The results are listed in increasing order of the individual laboratory averages.

Statistical analysis of the consensus test results has been carried out by independent statistician, Tim Ball.

Summary of Results Used to Calculate Gold Value

(Listed in increasing order of individual laboratory averages)

Gold (ppm)		
Sample 1	Sample 2	Average
3.85	3.84	3.845
3.91	3.94	3.925
3.90	4.03	3.965
3.99	3.98	3.985
4.01	4.00	4.005
4.014	4.019	4.016
4.080	3.983	4.032
4.07	4.06	4.065
4.061	4.071	4.066
4.108	4.041	4.075
4.14	4.01	4.075
4.10	4.06	4.080
4.002	4.185	4.094
4.11	4.08	4.095
4.08	4.11	4.095
4.14	4.05	4.095
4.055	4.135	4.095
4.08	4.11	4.097
4.130	4.088	4.109
4.15	4.08	4.115
4.155	4.082	4.119
4.16	4.08	4.120
4.14	4.15	4.145
4.17	4.14	4.155
4.20	4.11	4.155
4.15	4.16	4.155
4.155	4.175	4.165
4.16	4.17	4.165
4.10	4.25	4.175
4.16	4.20	4.180
4.15	4.22	4.185
4.16	4.22	4.190
4.19	4.20	4.195
4.19	4.22	4.205
4.29	4.13	4.210
4.21	4.26	4.235
4.28	4.28	4.280

Average of 37 sets = 4.107 ppm
Standard deviation of 37 sets = 0.088 ppm

Note: this standard deviation should not be used as a basis to set control limits when plotting results from an individual laboratory.

Relative standard deviation = 2.2 %
95% Confidence interval for average = 0.029 ppm

Participating Laboratories

Australia	ALS Mineral, Kalgoorlie ALS Mineral, Orange ALS Mineral, Perth ALS Mineral, Townsville Amdel Ltd, Adelaide Amdel Ltd, Kalgoorlie Genalysis Laboratory Services, Perth Independent Assay Laboratories, Perth SGS Minerals Services, Perth Standard and Reference Laboratories, Perth Ultra Trace Pty Ltd, Perth
Burkina Faso	ALS Mineral, Burkina Faso
Canada	Acme Analytical Laboratories Ltd, Vancouver ALS Mineral, Val d'Or ALS Mineral, Vancouver Assayers Canada, Vancouver International Plasma Labs Ltd, Richmond Loring Laboratories Ltd, Calgary SGS Mineral Services, Lakefield Techni-Lab S.G.B. Abitibi Inc, Quebec TSL Laboratories Inc, Saskatoon
Chile	Acme Analytical Laboratories Ltd, Santiago ALS Mineral, La Serena
Kyrgyzstan	Stewart Assay and Environmental Laboratories LLC, Kara-Balta
Malaysia	Performance Laboratories, Raub
Mali	ALS Mineral, Bamako
New Zealand	Amdel Ltd, Reefton SGS Minerals Services, Waihi
Peru	ALS Mineral, Lima Inspectorate Services Peru S.A.C., Callao Minera Yanacocha SRL – Newmont, Lima
South Africa	AB Analytical Laboratory Services, Boksburg ALS Mineral, Johannesburg Anglo Research, Johannesburg Goldfields West Wits Analytical Laboratory Performance Laboratories, Allanridge Performance Laboratories, Randfontein SGS South Africa (Pty) Ltd, Johannesburg
UK	Inspectorate International Ltd, Essex
USA	ALS Mineral, Reno Barrick Goldstrike – Met Services Newmont Mining Corporation, Carlin Laboratory Newmont Mining Corporation, Lone Tree Laboratory

Instructions and Recommendations for Use:

Weigh out quantity usually used for analysis and analyze for total gold by normal procedure. Homogeneity testing has shown that consistent results are obtainable for gold when 30g portions are taken for analysis.

We quote a 95% confidence interval for our estimate of the declared value. This confidence interval reflects our uncertainty in estimating the true value for the gold content of the reference material. The interval is chosen such that, if the same procedure as used here to estimate the declared value were used again and again, then 95% of the trials would give intervals that contained the true value. It is a reflection of how precise the trial has been in estimating the declared value. It **does not** reflect the variability any particular laboratory will experience in its own repetitive testing.

Some users in the past have misinterpreted this confidence interval as a guide as to how different an individual test result should be from the declared value. Some mistakenly use this interval, or the standard deviation from the consensus test, to set limits for control charts on their own routine test results using the reference material. Such use inevitably leads to many apparent out-of-control points, leading to doubts about the laboratory's testing, or of the reference material itself.

A much better way of determining the laboratory performance when analysing the reference material is to accumulate a history of the test results obtained, and plot them on a control chart. The appropriate centre line and control limits for this chart should be based on the average level and variability exhibited in the laboratory's **own** data. This chart will provide a clear picture of the long-term stability or otherwise of the laboratory testing process, providing good clues as to the causes of any problems. To help our customers do this more simply for themselves, we can provide a free Excel template that will produce sensible graphs, with intelligently chosen limits, from the customer's own data.

Legal Notice:

This certificate and the reference material described in it have been prepared with due care and attention. However ROCKLABS Ltd, Malcolm Smith Reference Materials Ltd and Tim Ball Ltd accept no liability for any decisions or actions taken following the use of the reference material.

References:

For further information on the preparation and validation of this reference material please contact Malcolm Smith.

Certifying Officer	**Independent Statistician**
M G Smith	Tim Ball
M G Smith BSc, FNZIC	Tim Ball BSc (Hons)

ROCKLABS

WORLD LEADERS IN SAMPLE PREPARATION EQUIPMENT AND REFERENCE MATERIALS FOR USE IN GOLD ASSAYING

ROCKLABS LIMITED 181 NELSON STREET, ONEHUNGA, PO BOX 18-142, GLEN INNES, AUCKLAND, NEW ZEALAND Tel: +64 9 634 7696 Fax: +64 9 634 6896 Email: sales@rocklabs.com Website: www.rocklabs.com

Certificate of Analysis

Reference Material Si54

Recommended Gold Concentration: 1.780 µg/g
95% Confidence Interval: +/- 0.011 µg/g

The above values apply only to product in jars or sachets which have an identification number within the following range: ***207 954 – 209 655.***

Prepared and Certified By:	Malcolm Smith BSc, FNZIC Malcolm Smith Reference Materials Ltd 40 Oakford Park Crescent, Greenhithe North Shore City 0632 **NEW ZEALAND** Email: Malcolm@MSRML.co.nz Telephone: +64 9 444 3534
Date of Certification:	19 April 2010
Certificate Status:	Original
Available Packaging:	This reference material has been packed in wide-mouthed jars that contain 2.5 kg of product. The contents of some jars may be subsequently repacked into sealed polyethylene sachets.
Origin of Reference Material:	Feldspar minerals, basalt and iron pyrites with minor quantities of finely divided gold-containing minerals that have been screened to ensure there is no gold nugget effect.
Supplier of Reference Material:	ROCKLABS Ltd P O Box 18 142 Auckland 1743 **NEW ZEALAND** Email: sales@rocklabs.com Website: www.rocklabs.com Telephone: +64 9 634 7696

Description: The reference material is a light grey powder that has been well mixed and a homogeneity test carried out after the entire batch was packaged into wide-mouthed jars. There is no soil component. The product contains crystalline quartz and therefore dust from it should not be inhaled.

The approximate chemical composition is:
(Uncertified Values)

	%
SiO_2	54.34
Al_2O_3	15.89
Na_2O	3.72
K_2O	5.73
CaO	3.91
MgO	3.27
TiO_2	0.98
MnO	0.07
P_2O_5	0.28
Fe_2O_3	5.06
Fe	2.6
S	2.8

Intended Use: This reference material is designed to be included with every batch of samples analysed and the results plotted for quality monitoring and assessment purposes.

Stability: The container (jar or sachet) and its contents should not be heated to temperatures higher than 50 °C. Iron pyrites are likely to oxidize in the air but tests have shown that the increase in weight of an exposed reference material of similar matrix, in the Auckland climate, is less than 0.1% per year.

Method of Preparation: Pulverized feldspar minerals, basalt rock and barren iron pyrites were blended with finely pulverized and screened, gold-containing minerals. Once the powders were uniformly mixed the composite was placed into 1702 wide-mouthed jars, each bearing a unique number. 48 jars were randomly selected from the packaging run and material from these jars was used for both homogeneity and consensus testing.

Homogeneity Assessment:

An independent laboratory carried out gold analysis by fire assay of 30 g portions, using an AAS finish. Steps were taken to minimize laboratory method variation in order to better detect any variation in the candidate reference material.

Homogeneity Assessment continued:

The contents of six randomly selected jars were compacted by vibration (to simulate the effect of freighting) and five samples removed successively from top to bottom from each jar. In addition, five samples were removed from the last jar in the series. A sample was also removed from the top of each of the 48 jars randomly selected from the 1702 jars in the batch. The results of analysis of the 83 samples (randomly ordered and then consecutively numbered before being sent to the laboratory) produced a relative standard deviation of 1.7 %.

Analytical Methodology:

Once homogeneity had been established, two sub-samples were submitted to a number of well-recognized laboratories in order to assign a gold value by consensus testing. The sub-samples were drawn from the 48 randomly selected jars and each laboratory received samples from two different jars. Indicative concentration ranges were given. All laboratories used fire assay for the gold analysis, with most using an instrument finish and some a gravimetric finish.

Calculation of Certified Value:

Results for gold were returned from 43 laboratories. Statistical analysis to identify outliers was carried out using the principles detailed in sections 7.3.2 – 7.3.4, ISO 5725-2: 1994. Assessment of each laboratory's performance was carried out on the basis of z-scores, partly based on the concept described in ISO/IEC Guide 43-1. Details of the criteria used in these examinations are available on request. As a result of these statistical analyses, five sets of results were excluded for the purpose of assigning a gold concentration value to this reference material. A recommended value was thus calculated from the average of the remaining n = 38 sets of replicate results. The 95 % confidence interval was estimated using the formula:-

$$X \pm ts/\sqrt{n}$$

(where X is the estimated average, s is the estimated standard deviation of the laboratory averages, and t is the 0.025 tail-value from Student's t-distribution with n-1 degrees of freedom). The recommended value is provided at the beginning of the certificate in µg/g (ppm) units. A summary of the results used to calculate the recommended value is listed on page 4 and the names of the laboratories that submitted results are listed on page 5. The results are listed in increasing order of the individual laboratory averages.

Statistical analysis of the consensus test results has been carried out by independent statistician, Tim Ball.

Summary of Results Used to Calculate Gold Value

(Listed in increasing order of individual laboratory averages)

Gold (ppm)		
Sample 1	**Sample 2**	**Average**
1.71	1.72	1.715
1.73	1.70	1.715
1.748	1.709	1.728
1.770	1.719	1.745
1.77	1.725	1.748
1.760	1.737	1.749
1.730	1.770	1.750
1.75	1.75	1.750
1.76	1.74	1.750
1.75	1.77	1.760
1.77	1.75	1.760
1.743	1.779	1.761
1.744	1.778	1.761
1.763	1.760	1.762
1.78	1.75	1.765
1.795	1.755	1.775
1.77	1.78	1.775
1.79	1.760	1.775
1.80	1.76	1.780
1.770	1.790	1.780
1.780	1.785	1.783
1.775	1.795	1.785
1.80	1.77	1.785
1.80	1.79	1.795
1.80	1.79	1.795
1.792	1.807	1.800
1.80	1.80	1.800
1.81	1.79	1.800
1.78	1.82	1.800
1.82	1.785	1.803
1.790	1.815	1.803
1.795	1.830	1.813
1.83	1.81	1.820
1.82	1.82	1.820
1.795	1.855	1.825
1.83	1.82	1.825
1.830	1.835	1.833
1.86	1.88	1.870

Average of 38 sets = 1.780 ppm
Standard deviation of 38 sets = 0.034 ppm

Note: this standard deviation should not be used as a basis to set control limits when plotting results from an individual laboratory.

Relative standard deviation = 1.9 %
95% Confidence interval for average = 0.011 ppm

Participating Laboratories

Australia	ALS Mineral, Kalgoorlie ALS Mineral, Orange ALS Mineral, Perth ALS Mineral, Townsville Amdel Ltd, Adelaide Amdel Ltd, Kalgoorlie Genalysis Laboratory Services, Perth Independent Assay Laboratories, Perth SGS Minerals Services, Perth Standard and Reference Laboratories, Perth Ultra Trace Pty Ltd, Perth
Burkina Faso	ALS Mineral, Burkina Faso
Canada	Acme Analytical Laboratories Ltd, Vancouver ALS Mineral, Val d'Or ALS Mineral, Vancouver Assayers Canada, Vancouver International Plasma Labs Ltd, Richmond Loring Laboratories Ltd, Calgary SGS Mineral Services, Lakefield Techni-Lab S.G.B. Abitibi Inc, Quebec TSL Laboratories Inc, Saskatoon
Chile	Acme Analytical Laboratories Ltd, Santiago ALS Mineral, La Serena
Kyrgyzstan	Stewart Assay and Environmental Laboratories LLC, Kara-Balta
Malaysia	Performance Laboratories, Raub
Mali	ALS Mineral, Bamako
New Zealand	Amdel Ltd, Reefton SGS Minerals Services, Waihi
Peru	ALS Mineral, Lima Inspectorate Services Peru S.A.C., Callao Minera Yanacocha SRL – Newmont, Lima
South Africa	AB Analytical Laboratory Services, Boksburg ALS Mineral, Johannesburg Anglo Research, Johannesburg Goldfields West Wits Analytical Laboratory Performance Laboratories, Allanridge Performance Laboratories, Randfontein SGS South Africa (Pty) Ltd, Johannesburg
UK	Inspectorate International Ltd, Essex
USA	ALS Mineral, Reno Barrick Goldstrike – Met Services Newmont Mining Corporation, Carlin Laboratory Newmont Mining Corporation, Lone Tree Laboratory

Instructions and Recommendations for Use:

Weigh out quantity usually used for analysis and analyze for total gold by normal procedure. Homogeneity testing has shown that consistent results are obtainable for gold when 30g portions are taken for analysis.

We quote a 95% confidence interval for our estimate of the declared value. This confidence interval reflects our uncertainty in estimating the true value for the gold content of the reference material. The interval is chosen such that, if the same procedure as used here to estimate the declared value were used again and again, then 95% of the trials would give intervals that contained the true value. It is a reflection of how precise the trial has been in estimating the declared value. It **does not** reflect the variability any particular laboratory will experience in its own repetitive testing.

Some users in the past have misinterpreted this confidence interval as a guide as to how different an individual test result should be from the declared value. Some mistakenly use this interval, or the standard deviation from the consensus test, to set limits for control charts on their own routine test results using the reference material. Such use inevitably leads to many apparent out-of-control points, leading to doubts about the laboratory's testing, or of the reference material itself.
A much better way of determining the laboratory performance when analysing the reference material is to accumulate a history of the test results obtained, and plot them on a control chart. The appropriate centre line and control limits for this chart should be based on the average level and variability exhibited in the laboratory's **own** data. This chart will provide a clear picture of the long-term stability or otherwise of the laboratory testing process, providing good clues as to the causes of any problems. To help our customers do this more simply for themselves, we can provide a free Excel template that will produce sensible graphs, with intelligently chosen limits, from the customer's own data.

Legal Notice:

This certificate and the reference material described in it have been prepared with due care and attention. However ROCKLABS Ltd, Malcolm Smith Reference Materials Ltd and Tim Ball Ltd accept no liability for any decisions or actions taken following the use of the reference material.

References:

For further information on the preparation and validation of this reference material please contact Malcolm Smith.

Certifying Officer

M G Smith

M G Smith BSc, FNZIC

Independent Statistician

Tim Ball

Tim Ball BSc (Hons)

ANNEXE 9. PHOTOGRAPHIES D'AFFLEUREMENTS

Photo 1. Structures entrecroisées dans une arénite, tranchée NC2010TR-003



Photo 2. Zone riche en grenat (grenatite) dans basalte, trancheé NC2011TR-012



Photo 3. Zone minéralisée typique dans la région de l'indice Portageur, NC2010TR-006



Photo 4. Échantillon poli, zone minéralisée secteur Portageur, NC2010TR-006


Silicification
Pyrrhotite remobilisée dans les fractures du grenat
1cm
Grenat
Horizons riches en hornblende et grenat
Pyrrhotite Disséminée

Photo 5. Altération commune dans le secteur Petitpas :en alternance de bande centimétriques à décimétriques à composition rosée à quartz-feldspaths-biotite rosée (foxy-biotite) et de bande calco-silicatée à grenat-chlorite-carbonate et amphibole, NC2011TR-026



Photo 6. Veine de carbonate-diopside-amphibole, secteur Petitpas, NC2011-TR-026

